Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2011

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require the Company to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets for 2012 and related assumptions are described in Sections 1.4 and 1.5. Factors that could cause actual performance to differ materially include, but are not limited to:

·                  Competition including: continued intense competitive rivalry across all services among incumbent telecommunications companies, new entrant wireless operators, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; TELUS’ ability to offer an enhanced customer service experience; industry growth rates including wireless penetration gain; network access line losses; subscriber additions and subscriber retention experience for wireless, TELUS TV® and Optik High Speed™ Internet services; costs of subscriber acquisition and retention; pressures on wireless average revenue per subscriber unit per month (ARPU) such as through flat rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer data content across multiple devices on wireless and TV platforms.

·                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless telephone services; continuation and acceleration of wireless voice ARPU declines such as through substitution to messaging and OTT applications such as Skype; and OTT IP services that may cannibalize TV and entertainment services.

·                  Technology including: subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity; reliance on systems and information technology; broadband and wireless technology options and roll-out plans, including reliance on wireless reciprocal network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; dependence of rural LTE roll-out strategy on ability to acquire spectrum in the 700 MHz band; successful deployment and operation of new wireless networks and successful introduction of new products (such as new LTE and tablet devices), new services and supporting systems; network reliability and change management; and successful upgrades of TELUS TV technology.

·                  Economic growth and fluctuations including: the strength and persistence of the economic recovery in Canada that may be influenced by international economic developments in the U.S., Europe, Asia and elsewhere; future interest rates; and pension investment returns and funding.

·                  Capital expenditure levels in 2012 and beyond due to the Company’s wireless deployment strategy for future technologies including LTE, wireline broadband initiatives, Internet data centre (IDC) initiatives, and future Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz and 2.5/2.6 GHz bands.

·                  Financing and debt requirements including ability to carry out refinancing activities.

·                  Ability to sustain growth objectives to 2013 (including, over this timeframe, dividend growth of circa 10% per annum and CEO goals of generating low double-digit percentage annualized growth in earnings per share and greater growth in free cash flow). The growth objectives may be affected by factors such as regulatory and government developments and decisions, competitive environment, reasonable economic performance in Canada, and capital expenditure and spectrum auction requirements. The growth objectives are not necessarily indicative of earnings, dividends and free cash flow beyond 2013.

·                  Regulatory approvals and developments including: the design and impact of future spectrum auctions (including the spectrum auction rules and cost of acquiring spectrum in the 700 MHz and 2.5/2.6 GHz bands); whether application and enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; increased foreign control of wireless entrants pending federal policy decisions on foreign ownership restrictions; interpretation and application of tower sharing and roaming rules; and possible adoption of consumer protection legislation by provinces whose non-harmonized rules create risk of significant compliance costs.

·                  Human resource developments including employee retention and engagement matters and the outcome of collective bargaining for a Quebec region agreement that expired at the end of 2011 (covering approximately 510 employees).

·                  Ability to successfully implement cost reduction initiatives and realize expected savings net of restructuring costs, such as from business integrations, business process outsourcing, internal offshoring and reorganizations, without losing customer service focus or negatively impacting client care.

·                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers.

·                  Tax matters including possible increases in certain provincial and/or federal corporate income tax rates.

·                  Business continuity events including human-caused threats such as electronic attacks, and natural disaster threats.

·                  Acquisitions or divestitures including realizing expected strategic benefits.

·                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov). For further information, see Section 10: Risks and risk management in Management’s discussion and analysis (MD&A).

Management’s discussion and analysis

February 23, 2012

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the year ended December 31, 2011, and should be read together with TELUS’ Audited consolidated financial statements dated December 31, 2011. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements.

The generally accepted accounting principles (GAAP) used by TELUS are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) in compliance with Canadian GAAP. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. All amounts are in Canadian dollars unless otherwise specified.

Management’s discussion and analysis contents

Section	Page	Description
1. Introduction	3	A summary of TELUS’ consolidated results for 2011, performance against 2011 targets, and presentation of targets for 2012
2. Core business and strategy	12	A discussion of TELUS’ core business and strategy, including examples of TELUS’ activities in support of its six strategic imperatives
3. Key performance drivers	15	A report on 2011 corporate priorities and an outline of 2012 priorities
4. Capabilities	17	Factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5. Discussion of operations	22	A discussion of operating performance for 2011
6. Changes in financial position	34	A discussion of changes in the Consolidated statements of financial position for the year ended December 31, 2011
7. Liquidity and capital resources	35	A discussion of operating cash flows, investments and financing activities, as well as liquidity, credit facilities and other disclosures
8. Critical accounting estimates and accounting policy developments	44	Accounting estimates that are critical to determining financial results, and changes to accounting policies
9. General outlook	49	Expectations for the telecommunications industry in 2012
10. Risks and risk management	53	Risks and uncertainties facing TELUS and how the Company manages these risks
11. Definitions and reconciliations	76	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Audited consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and to manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 11). The term EBITDA (earnings before interest, taxes, depreciation and amortization) used in this document means standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (CICA). Adjusted EBITDA used in this document deducts from standardized EBITDA items of an unusual nature that do not reflect ongoing telecommunications operations. See Section 11.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canadian economy and telecommunications industry

Economic environment

The Bank of Canada maintained its target for the overnight borrowing rate at 1% in its January 2012 bank rate announcement. The Bank’s January 2012 Monetary Policy Report estimated economic growth of 2.4% for Canada in 2011. It also projected growth of 2.0% in 2012 and 2.8% in 2013, with the economy returning to full capacity by the third quarter of 2013.

Statistics Canada’s Labour Force Survey reported the December 2011 national unemployment rate had increased to 7.5% from 7.1% in September 2011, but was down slightly from 7.6% in December 2010 (see Section 10.11 Economic growth and fluctuations). In January 2012, the national unemployment rate edged up to 7.6%.

Telecommunications industry

The Company estimates that growth in Canadian telecommunications industry revenue (including TV revenue and excluding media revenue; see Competition overview in Section 4.1) was approximately 3% in 2011, driven by continued growth in the wireless sector.

Canadian wireless industry revenue and EBITDA growth for 2011 are estimated at approximately 4.5% and 2%, respectively. Increased competitive intensity from established national competitors and new entrants, as well as new smartphones and tablets, attracted an more than 1.6 million new industry subscribers in 2011, or an approximate 4.3 percentage point increase in penetration to just over 77% of the population. The wireless penetration rate in Canada is expected to increase further in 2012 by between 4.0 and 4.5 percentage points.

The Canadian wireline sector is expected to continue to face pressure on legacy voice services from strong competitive intensity and technological substitution to growing data and wireless services. Growth opportunities remain in wireline data, including Internet, and IP-based TV and entertainment services.

1.3 Consolidated highlights

Years ended December 31 ($ millions, unless noted otherwise)	2011	2010	Change
Consolidated statements of income
Operating revenues	10,397	9,792	6.2%
Operating income	1,968	1,909	3.1%
Income before income taxes	1,591	1,387	14.7%
Net income	1,215	1,052	15.5%

Basic earnings per share (1) (EPS) ($)	3.76	3.27	15.0%
Diluted EPS (1) ($)	3.74	3.27	14.4%
Cash dividends declared per share (1) ($)	2.205	2.00	10.3%

Average shares (1) outstanding - basic (millions)	324	320	1.3%
Consolidated statements of cash flows
Cash provided by operating activities	2,550	2,670	(4.5)%

Cash used by investing activities	1,968	1,731	13.7%
· Capital expenditures	1,847	1,721	7.3%

Cash used by financing activities	553	963	(42.6)%
Other highlights
Subscriber connections (2) (thousands)	12,728	12,253	3.9%
EBITDA (3)	3,778	3,650	3.5%
Adjusted EBITDA (3)(4)	3,761	3,650	3.0%
Adjusted EBITDA margin (%) (5)	36.2	37.3	(1.1	)pts.
Free cash flow (3)	997	939	6.2%
Net debt to EBITDA — excluding restructuring costs (times) (3)	1.8	1.8	—

Notations used in MD&A: n/a — Not applicable; n/m — Not meaningful; pts. — Percentage points.

(1)             Includes Common Shares and Non-Voting Shares.

(2)             The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems.

(3)             Non-GAAP measures. See Section 11.1 EBITDA, Section 11.2 Free cash flow and Section 11.4 Definitions of liquidity and capital resource measures

(4)             Adjusted EBITDA for 2011 excludes a $17 million gain on purchase of control of Transactel (Barbados) Inc.

(5)             Adjusted EBITDA margin is adjusted EBITDA divided by (Operating revenues excluding the 2011 gain on Transactel).

Operating highlights

·                  Consolidated Operating revenues increased by $605 million in 2011 when compared to 2010, surpassing $10 billion for the first time in 2011.

Service and equipment revenues increased by $583 million in 2011 when compared to 2010. Approximately 67% of the increase was due to the growth in wireless network revenue, which increased by 8.5% driven by growth in the number of subscribers, growth in data ARPU related to accelerated smartphone adoption, and increased roaming revenues. The remaining increase was due to: (i) growth in wireline data revenues resulting from TV and high-speed Internet subscriber growth and rate increases, increased equipment sales and revenues from implementation of recent large enterprise customer deals, as well as revenues from operations of Transactel (Barbados) Inc. consolidated since February 1, 2011 (see Partnering, acquiring and divesting in Section 2.2); and (ii) increased wireless equipment revenues driven by higher gross subscriber additions, increased retention volumes, device upgrade revenues, a larger proportion of higher-priced smartphones, as well as current year tablet sales. Partly offsetting growth in wireline data revenue is the continued decline in wireline legacy voice revenues as a result of competition and substitution to data and wireless services. Partly offsetting growth in wireless data revenue is the year-over-year decline in wireless voice revenue due to lower usage as customers move towards using more texting and data services and reducing voice calls, as well as competitive pricing.

Other operating income, presented as a separate component of revenues, increased by $22 million in 2011. The increase includes a $17 million non-cash gain on Transactel (Barbados) Inc. in 2011; the gain reflects a re-measurement at fair value when TELUS exercised its purchased call option and asserted control. Transactel operates call centres in Central America (see Partnering and acquiring in Section 2.2). The increase also includes higher recoveries of employee costs under eligible government-sponsored employment programs, and a drawdown of the price cap deferral account for provisioning of broadband Internet service to a number of qualifying rural and remote communities, partly offset by lower portable subsidy revenues.

Consolidated Operating revenues excluding the non-cash Transactel gain increased by $588 million or 6.0% in 2011 when compared to 2010.

·                  Subscriber connections increased by 475,000 during 2011 (378,000 in 2010), as a result of 7.4% growth in wireless postpaid subscribers, 62% growth in TELUS TV subscribers, and a 4.6% increase in total Internet subscriptions, partly offset by a 6.9% decrease in wireless prepaid subscribers and a 3.9% decrease in total network access lines (NALs). Residential NAL losses in 2011 improved by 46,000 as a result of the positive effect of bundled service offers including Optik TV and Optik High Speed Internet services following their market launch in June 2010. Business NAL losses improved by 35,000 in 2011 as additions of wholesale lines partly offset the effects of increased competition in the small and medium business market and the ongoing conversion of voice lines to more efficient IP services. Wireline total subscriber connections increased by 107,000 in 2011 — the first such wireline increase since 2004.

The blended monthly wireless subscriber churn rate was 1.68% in 2011, up from 1.57% in 2010 due to the loss of a federal government wireless service contract to a low-priced bid from an incumbent competitor (a loss of approximately 77,000 subscribers, which added 11 basis points of churn in 2011).

Wireless blended ARPU was $59.10 in 2011, up 2.5% from the same period in 2010. The increase reflects the 38% growth in data ARPU resulting from increased use of data services and a higher penetration of smartphones, as well as increased roaming, partly offset by lower voice pricing and declining minutes of use. Quarterly blended ARPU has increased year over year for five consecutive quarters: 1.0% (Q4 2011), 3.0% (Q3 2011), 2.5% (Q2 2011), 2.7% (Q1 2011) and 1.9% (Q4 2010). Prior to the fourth quarter of 2010, blended ARPU had been declining since mid-2007.

·                  Operating income increased by $59 million in 2011 when compared to 2010. The increase in 2011 was mainly due to a $128 million increase in EBITDA that was partly offset by higher amortization expenses. Wireless EBITDA increased by $166 million, driven by 8.5% growth in network revenue that was partly offset by higher costs of subscriber acquisition and retention. Wireline EBITDA decreased by $38 million as growth in data services, lower restructuring costs and the $17 million Transactel gain were more than offset by higher content and support costs for the growing Optik TV service and ongoing declines in higher margin legacy voice services.

TELUS’ adjusted EBITDA for 2011, which excludes the $17 million Transactel gain, increased by $111 million when compared to 2010. The adjusted EBITDA margin decreased by 1.1 percentage points due to margin pressures in both segments.

·                  Income before income taxes increased by $204 million in 2011 due to lower Financing costs and increased Operating income. Financing costs decreased by $145 million year over year primarily due to lower effective interest rates resulting from $1.6 billion of refinancing in the second quarter of 2011 and third quarter of 2010.

Income taxes increased by $41 million in 2011 mainly due to higher pre-tax income, partly offset by a lower blended statutory income tax rate.

·                  Net income increased by $163 million or over 15% in 2011 when compared to 2010. Excluding items shown in the following table, Net income increased by approximately $112 million or 10% in 2011.

Analysis of Net income

Years ended December 31 ($ millions)	2011	2010	Change
Net income	1,215	1,052	163
Deduct after-tax Transactel gain	(12)	—	(12)
Add back third quarter 2010 after-tax loss on redemption of debt	—	37	(37)
Add back third quarter 2010 after-tax regulatory financing charge	—	11	(11)
Deduct net favourable income tax-related adjustments, including any related interest income (see Section 5.2)	(21)	(30)	9
Net income before above items (approximate)	1,182	1,070	112

·                  Basic earnings per share (EPS) increased by 49 cents or 15% in 2011. Excluding items shown in the following table, basic EPS increased by approximately 33 cents or 10% in 2011.

Analysis of basic EPS

Years ended December 31 ($)	2011	2010	Change
Basic EPS	3.76	3.27	0.49
Deduct after-tax Transactel gain	(0.04)	—	(0.04)
Add back third quarter 2010 after-tax loss on redemption of debt per share	—	0.12	(0.12)
Add back third quarter 2010 after-tax regulatory financing charge per share	—	0.03	(0.03)
Deduct net favourable income tax-related adjustments per share (see Section 5.2)	(0.06)	(0.09)	0.03
EPS before above items (approximate)	3.66	3.33	0.33

·                  Cash dividends declared per Common Share and Non-Voting Share in 2011 totalled $2.205, an increase of 20.5 cents or 10.3% when compared to 2010. On February 8, 2012, the Board of Directors declared a quarterly dividend of 58 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on April 2, 2012, to shareholders of record at the close of business on March 9, 2012. The 58 cent per share dividend declared for the first quarter of 2012 reflects an increase of 5.5 cents or 10.5% from the dividend one year earlier.

In addition, on February 21, 2012, the Board of Directors declared a quarterly dividend of 61 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on July 3, 2012, to shareholders of record at the close of business on June 8, 2012. The 61 cent per share dividend declared for the second quarter of 2012 reflects an increase of six cents or 10.9% from the dividend one year earlier. This is consistent with TELUS’ dividend growth model (see 2012 financing and capital structure management plans in Section 4.3). In the event that the proposed share conversion of Non-Voting Shares to Common Shares on a one-for-one basis (see Capital structure financial policies in Section 4.3) receives all requisite approvals and is effective prior to the dividend record date of June 8, 2012, holders of record on such date who previously held Non-Voting Shares would hold Common Shares and would therefore receive the same dividend as all other holders of Common Shares.

Liquidity and capital resource highlights

·                  TELUS had unutilized credit facilities of $1.28 billion at December 31, 2011, as well as $100 million availability under the Company’s trade receivables securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity. On November 3, 2011, TELUS entered into a $2 billion bank credit facility expiring in 2016 with a syndicate of financial institutions. This new facility replaced the Company’s pre-existing committed credit facility that would have expired in May 2012.

·                  Net debt to EBITDA — excluding restructuring costs was 1.8 times at December 31, 2011, unchanged from December 31, 2010, as an increase in net debt since the beginning of the year was offset by improved EBITDA before restructuring costs. The ratio remains within the Company’s long-term target policy range of 1.5 to 2.0 times.

·                  Cash provided by operating activities decreased by $120 million in 2011 when compared to 2010, mainly due to the discretionary $200 million contribution to defined benefit pension plans in January 2011, as well as price cap deferral account rebate payments in 2011 in accordance with CRTC Telecom Decision 2010-639, partly offset by lower income tax payments, higher adjusted EBITDA and lower interest paid.

·                  Cash used by investing activities increased by $237 million in 2011 mainly due to a $126 million increase in capital expenditures (see Building national capabilities in Section 2.2) and acquisitions. Investments of $81 million were made in 2011 to purchase certain independent TELUS-branded wireless dealerships, and $20 million was invested to increase TELUS’ equity interest in Transactel (Barbados) Inc. (see Partnering, acquiring and divesting in Section 2.2).

·                  Cash used by financing activities decreased by $410 million in 2011 when compared to 2010, primarily due to debt reduction activities in 2010, partially offset by increased dividend payments in 2011. Dividend payments increased due to a higher dividend rate and the change in practice to purchasing shares for reinvested dividends on the market rather than issuing shares from treasury.

In the second quarter of 2011, the Company successfully closed a $600 million public offering of 3.65% five-year Notes. Proceeds from the issue, as well as cash provided by commercial paper issues, were used to fund the repayment of matured 8% U.S. dollar Notes and accrued interest, and settle associated cross currency interest rate swap agreements. The U.S. dollar Notes had an effective interest rate of 8.5%. In addition, financing activities for 2011 included the $51 million acquisition of an additional equity interest in Transactel made in the second quarter, which, being a cash flow that is a change in investment in a controlled entity that does not also result in a change in control, is presented as a financing activity in the Consolidated statement of cash flows when the entity concept of consolidation theory required by IFRS is applied.

·                  Free cash flow increased by $58 million in 2011 when compared to 2010, mainly due to higher EBITDA and lower interest and income tax payments, partly offset by higher capital expenditures and increased contributions to defined benefit plans, including a discretionary $200 million contribution in January 2011.

1.4 Performance scorecard (key performance measures)

TELUS achieved or exceeded three of its four original consolidated targets and all four of its original 2011 segment targets, announced on December 14, 2010. The consolidated target for capital expenditure levels was not met due to an acceleration of the Company’s timeline to commence building its urban LTE wireless network, success-based expenditures resulting from very strong Optik TV subscriber loadings, and accelerated software purchases at year-end. Targets for consolidated, wireless and wireline revenues were exceeded due to strong growth in data revenues, driven by successful efforts to win and retain wireless postpaid subscribers and expand the wireline TV and Internet subscriber bases, as well as price increases for TV and Internet. Achievement of the original consolidated EBITDA and earnings targets resulted from higher than targeted revenues offset by increased costs to acquire and retain wireless subscribers and increased programming and support costs for TELUS TV.

The Company updated annual guidance on August 5, 2011, increasing expected 2011 revenues and capital expenditures and reaffirming target ranges for EBITDA and basic EPS (see footnote 1 of the following Scorecard table). The August guidance was reaffirmed in the third quarter MD&A released on November 4, 2011, and in the 2012 financial targets news release and accompanying investor conference call on December 16, 2011. In December, management clarified that consolidated and segmented revenues were trending toward the top end of the respective guidance ranges, while consolidated EPS as well as consolidated and segmented EBITDAs were trending toward the middle of their respective guidance ranges. Management also indicated in December that capital expenditures were trending on the high side of approximately $1.8 billion for 2011. Except for capital expenditures, the August guidance revisions and December expectations were achieved.

The Company continues to follow its financial objectives, policies and guidelines, which include generally maintaining a minimum of $1 billion of unutilized liquidity, a Net debt to EBITDA — excluding restructuring costs ratio in the range of 1.5 to 2.0 times, and a dividend payout ratio guideline of 55 to 65% of sustainable earnings on a prospective basis. In addition, under the dividend growth model, and subject to the Board of Directors’ assessment and determination, the Company expects to continue with two dividend increases per year to 2013, which would on an annual basis provide an increase of circa 10%. The dividend growth model is not necessarily indicative of dividends beyond 2013. See Section 4.3 for the Company’s capital structure financial policies, results and plans.

The following Scorecard compares TELUS’ performance to original 2011 targets. It also presents targets for 2012, announced in the Company’s annual targets conference call and webcast held on December 16, 2011. See Section 1.5 Financial and operating targets for 2012 and Section 1.6 TELUS segment targets for additional information on expectations and assumptions for 2012. The 2012 targets, expectations and assumptions are fully qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

2011 performance
Scorecard	Actual results and growth	Original targets and expected growth	Result	2012 targets and expected growth
Consolidated
Revenues (1)	$10.397 billion 6.2%	$9.925 to $10.225 billion 1 to 4%	✓✓	$10.7 to $11.0 billion 3 to 6%
EBITDA (2)	$3.778 billion 3.5%	$3.675 to $3.875 billion 1 to 6%	✓	$3.8 to $4.0 billion 1 to 6%
EPS – basic	$3.76 15.0%	$3.50 to $3.90 7 to 19%	✓	$3.75 to $4.15 0 to 10%
Capital expenditures (1)(3)	$1.847 billion 7.3%	Approx. $1.7 billion	X	Approx. $1.85 billion
Wireless segment
Revenue (external) (1)	$5.462 billion 9.0%	$5.2 to $5.35 billion 4 to 7%	✓✓	$5.75 to $5.9 billion 5 to 8%
EBITDA	$2.186 billion 8.2%	$2.15 to $2.25 billion 6 to 11%	✓	$2.3 to $2.4 billion 5 to 10%
Wireline segment
Revenue (external) (1)	$4.935 billion 3.2%	$4.725 to $4.875 billion (1) to 2%	✓✓	$4.95 to $5.1 billion 0 to 3%
EBITDA	$1.592 billion (2.3)%	$1.525 to $1.625 billion (6)% to 0%	✓	$1.5 to $1.6 billion (6) to 1%

Exceeded target (✓✓); Met target (✓); Missed target (X).

(1)             On August 5, 2011, full-year guidance for 2011 was revised to: consolidated revenues of $10.225 to $10.425 billion (4 to 6% increase over 2010); wireless revenues of $5.4 to $5.5 billion (8 to 10% increase over 2010); wireline revenues of $4.825 to $4.925 billion (1 to 3% increase over 2010); and consolidated capital expenditures of approximately $1.8 billion (approximately 5% higher than 2010). Original targets were reaffirmed for consolidated EBITDA and EPS, and wireless and wireline EBITDAs.

(2)             EBITDA is a non-GAAP measure. See definition in Section 11.1.

(3)             Excluding any potential capital expenditures for wireless spectrum in 2012.

The following key assumptions were made at the time the 2011 targets were announced in December 2010. Preliminary pension assumptions were revised in the 2010 MD&A dated February 24, 2011, as noted.

Assumptions for 2011 original targets and results or expectations

Ongoing intense wireline and wireless competition in both business and consumer markets

Confirmed by: (i) Activities of the dominant Internet and TV service provider in Western Canada, Shaw Communications, such as the introduction of new generation PVRs, increases in certain Internet service speeds, more customization choices for TV, Internet and home phone services, and continued promotional discounts to new subscribers; (ii) wireless entrants pursuing subscriber growth by using forms of unlimited and flat-rate voice, text and data plans, as well as adopting a device subsidy approach and beginning to offer smartphones; and (iii) the loss of a federal government wireless contract to a low-priced bid by an incumbent competitor, which contributed 11 basis points to higher churn in 2011.

Despite ongoing intense competition, TELUS has experienced more moderate residential NAL losses due to the positive effect of bundling offers including Optik TV and Optik High Speed Internet services. TELUS has also experienced more moderate losses in business NALs in 2011 when compared to 2010, due in part to the implementation of wholesale lines in the first half of 2011.

Nine facilities-based wireless carriers operated in Canada in 2011: three established national companies (TELUS, Bell Mobility and Rogers Wireless); two provincial incumbents (SaskTel Mobility and MTS Mobility); and four new entrants (Wind, Videotron, Public Mobile and Mobilicity). The four new entrants expanded their market coverage in 2011, and captured more than one-third share of total market net additions in 2011 or about 4% of the cumulative subscriber market.

New entrant EastLink is expected to begin providing services in Atlantic Canada in 2012. In contrast, Shaw announced in September that it had stopped construction of a conventional wireless network and service in Western Canada due to high costs and other factors. Instead, Shaw announced that it is building metropolitan area Wi-Fi networks using unlicensed public spectrum to extend delivery of its services beyond the home.

Continued downward re-pricing of legacy services

Confirmed. Ongoing price competition and net losses in network access lines, net of local rate increases were reflected in an 8.1% decline in wireline voice local revenues and a 10% decline in wireline long distance revenue.

Assumptions for 2011 original targets and results or expectations

Wireless industry penetration of the Canadian population to increase between 4.5 and 5.0 percentage points, with wireless industry subscriber growth to accelerate due to a combination of increased competition, accelerated adoption of smartphones and use of data applications, and the emergence of new types of wireless devices such as tablets

The popularity of smartphones is confirmed, as evidenced by a smartphone adoption rate of 74% of TELUS’ fourth quarter gross postpaid additions, up from 46% in the fourth quarter of 2010. TELUS estimates the wireless industry penetration gain in 2011 is slightly lower than expected, at approximately 4.3 percentage points.

TELUS wireless domestic voice ARPU erosion offset by increases in data and international roaming ARPU growth

Confirmed. A 9.4% decline in voice ARPU was more than offset by a 38% increase in data ARPU, resulting in a 2.5% increase in blended ARPU. International roaming ARPU grew due to the expanding base of HSPA devices and new international roaming agreements. CDMA devices, which are a decreasing proportion of the subscriber base, have limited international roaming capability as few countries outside Canada and the United States implemented this technology.

Wireless acquisition and retention expenses to increase due to increased loading of smartphones, including upgrades, and to support a larger subscriber base

Confirmed. Wireless COA per gross subscriber addition was $386 in 2011, up 10% from 2010, while total COA costs were $694 million in 2011, up 16% from 2010. Retention spending as a percentage of network revenue was 12.4% in 2011, up from 11.6% in 2010, while total retention costs were $626 million, up 17% from 2010. These increases were substantially caused by higher device subsidies arising from higher sales of smartphones and greater competitive intensity.

Continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber revenue growth that offsets the continued erosion in NAL-related revenues

Confirmed. See Building national capabilities in Section 2.2 for expansion and upgrade activities in 2011. Total subscriptions to TELUS TV and high-speed Internet increased by 271,000 in 2011, exceeding the 164,000 combined decrease in total NALs and dial-up Internet subscriptions for the same period. As a result, TELUS had its first increase in total wireline customer connections in seven years.

Total wireline data revenues increased by $310 million in 2011, including growth in revenue from Optik TV and Optik High Speed Internet services, which more than offset the $173 million net decline in legacy wireline voice local, long distance and other revenues.

A preliminary pension accounting discount rate was estimated at 5.35% and subsequently set at 5.25% (60 basis points lower than 2010) and the preliminary expected long-term return estimated at 7.25% was subsequently set at 7% (25 basis points lower than 2010). The defined benefit pension plans net recovery was set at $34 million

Confirmed. The defined benefit pension plan recovery was $34 million in 2011. Defined benefit pension plan expenses (recoveries) are set at the beginning of the year.

Defined benefit pension plan contributions, including a $200 million discretionary contribution, were estimated to be $298 million in 2011, up from $137 million in 2010

Confirmed. Contributions to defined benefit plans were $298 million in 2011, including the $200 million discretionary contribution made in January 2011.

Efficiency initiatives expected to result in approximately $50 million in restructuring costs in 2011 ($80 million in 2010 (IFRS)). Incremental EBITDA savings for 2011, initially estimated at approximately $75 million, were subsequently revised to approximately $50 million (incremental savings of $134 million in 2010)

In 2011, restructuring costs were $35 million, comprised of people-related initiatives and other initiatives, including the consolidation of real estate. Incremental EBITDA savings were approximately $69 million.

A reduction in financing costs of approximately $135 million due to lower debt levels and interest rates

Confirmed. Financing costs decreased by $145 million in 2011 due to a lower effective interest rate, lack of an early redemption charge as recorded in 2010 and, to a lesser extent, lower average debt.

Statutory income tax rate of approximately 26.5 to 27.5% (29% in 2010)

Confirmed. In 2011, the blended statutory income tax rate was 27.2%, while the effective tax rate was 23.6%.

Cash income taxes of approximately $130 to $180 million ($311 million in 2010)

Confirmed. The Company revised its full-year expectation to the top half of the original target range on May 5, 2011, and subsequently, to $150 to $190 million on August 5, 2011. Cash income taxes paid net of refunds received were $150 million, comprised of instalments for 2011 and final payments for the 2010 tax year made early in 2011.

1.5 Financial and operating targets for 2012

The following discussion and assumptions apply to TELUS’ 2012 targets presented in the Scorecard in Section 1.4. The 2012 targets and assumptions were originally announced on December 16, 2011, in the Company’s annual financial targets news release and accompanying investor conference call and webcast.

For 2012, consolidated revenue and EBITDA are expected to benefit from TELUS’ continued strong execution in wireless and data. Basic earnings per share is targeted to be 0 to 10% higher due to operating earnings growth and lower financing costs.

TELUS wireless revenue is forecast to increase principally due to subscriber growth, and possible ARPU growth. Subscriber loading is expected to benefit from a Canadian wireless industry penetration gain similar to 2011 of approximately four to 4.5 percentage points. TELUS expects to continue to benefit from the Company’s HSPA+ and LTE network investments, resulting in continued growth in data and roaming revenues that will help offset continued declines in voice ARPU. Wireless EBITDA is expected to increase due to revenue growth, accompanied by continued large investments in smartphone customer acquisition and retention costs.

Wireline revenue is expected to reflect continued data revenue growth from Optik TV and high-speed Internet services, as well as from business services, offset by continued decreases in local and long distance service legacy revenues. Wireline EBITDA is expected to decrease, or post a slight increase, as growth in lower margin data services including Optik TV is not expected to fully offset declines in higher margin legacy services.

Consolidated capital expenditures are expected to be at about the same level as in 2011, or approximately $1.85 billion, driven by wireless capacity upgrades and ongoing deployment of a new LTE wireless network in urban markets. While wireline capital investments are expected to decline, TELUS intends to continue its broadband infrastructure expansion and upgrades to support strong ongoing growth in Optik TV and high-speed Internet services. This includes completing the overlay of VDSL2 technology in Western Canada and VDSL2 bonding in Eastern Quebec, as well as investing in new state-of-the-art Internet data centres to support market demand and internal requirements for cloud computing services. Due to revenue growth, consolidated capital intensity is expected to be approximately 17% of revenue in 2012, down from 18% in 2011.

TELUS made a $100 million discretionary special contribution to its defined benefit pension plans in January 2012. After including this contribution, TELUS’ aggregate funded position for its defined benefit pension plans is expected to be approximately 90% on a solvency basis. The accelerated discretionary contribution will benefit the 2012 pension recovery for accounting purposes and, since pension contributions are tax deductible, reduce cash taxes by approximately $25 million. The Company’s 2012 pension recovery was initially estimated to be $6 million and has been revised to an estimated $12 million, or $22 million lower than in 2011.

Assumptions for 2012 targets

Ongoing intense wireless and wireline competition in both business and consumer markets

Continued downward re-pricing of legacy services

Wireless industry penetration of the Canadian population to increase between 4.0 and 4.5 percentage points, with wireless industry subscriber growth to remain robust due to a combination of increased competition and accelerated adoption of smartphones, tablets and data applications

TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Wireless acquisition and retention expenses to increase due to increased loading of more expensive smartphones, including upgrades, and to support a larger subscriber base

Ongoing investments for deployment of LTE wireless technology in urban markets

Wireline data revenue growth greater than legacy service revenue declines due to continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber sales. Legacy service revenue declines reflect continued erosion in network access lines and long distance revenue

A preliminary pension accounting discount rate was confirmed at 4.5% (75 basis points lower than 2011) and the preliminary expected long-term return was estimated at 6.5% and subsequently set at 6.75% (25 basis points lower than 2011)

A discretionary pension contribution of $100 million was made in January 2012 (a similar discretionary contribution of $200 million was made in January 2011)

Approximately $25 million in restructuring costs to support operating and capital efficiency initiatives, supplemented by value-for-money initiatives to improve efficiency and effectiveness that do not involve restructuring charges

Financing costs of approximately $350 million ($377 million in 2011)

Statutory income tax rate of approximately 25 to 26% (27.2% in 2011)

Cash income taxes of approximately $150 to $200 million ($150 million in 2011).

Consolidated 2012 targets

See Caution regarding forward-looking statements at the beginning of the MD&A.

1.6 TELUS segment targets

The Company’s operating segments and reporting segments are wireless and wireline. Segmented information in Note 5 of the Audited consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker). See Section 4.1 Principal markets addressed and competition for additional information on each segment.

See Caution regarding forward-looking statements at the beginning of the MD&A.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

2.1 Core business

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications services and products, including wireless, data, IP, voice and television. TELUS earns the majority of its revenue from access to, and the usage of, the Company’s telecommunications infrastructure, or from providing services and products that facilitate access to and usage of this infrastructure.

2.2 Strategic imperatives

TELUS’ strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS’ strategy for growth is to focus on its core telecommunications business in Canada, supported by international contact centre and outsourcing capabilities.

In 2000, the Company developed six strategic imperatives that management believes remain relevant for future growth, despite changing regulatory and competitive environments. A consistent focus on the imperatives guides the Company’s actions and contributes to the achievement of its financial goals. To both advance these long-term strategic initiatives and address near-term opportunities and challenges, management sets new corporate priorities each year, as further described in Section 3.

Building national capabilities across data, IP, voice and wireless

Wireless

TELUS continues to invest in the capacity, speed and coverage of its 4G wireless HSPA+ network, including a dual-cell technology upgrade now available to the majority of Canadians coast to coast facilitated by network access agreements with two other carriers. The dual-cell HSPA+ upgrade doubled the manufacturer-rated peak data download speeds to up to 42 megabits per second (Mbps). The expected average download speed is 7 to 14 Mbps with a compatible device, while actual speed may vary by device being used, topography and environmental conditions, network congestion, signal strength and other factors. Dual-cell-capable devices available to TELUS’ customers include Samsung Galaxy and HTC smartphones, and Sierra Wireless and Huawei mobile Internet keys. TELUS’ investments in HSPA+ technologies have been made to provide an optimal transition to LTE technology.

The Company began urban construction of its next generation wireless 4G LTE network in the latter half of 2011 and launched services in February 2012. LTE technology supports manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected). TELUS’ LTE network operates on advanced wireless services (AWS) spectrum, acquired by the Company for $882 million in Industry Canada’s 2008 auction.

While the urban launch of 4G over AWS spectrum is the first stage in the upgrade to LTE, any potential roll-out into rural Canada will be dependent on the expected Industry Canada spectrum auction of frequencies in the 700 MHz band in late 2012 or early 2013. TELUS is committed to enhancing the coverage and capacity of its wireless network by building out 4G LTE technology extensively across rural Canada using 700 MHz wireless spectrum. This spectrum, in contrast to AWS spectrum, has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas. To support TELUS’ plans to expand 4G LTE wireless service to rural markets, it will be important for the federal government to provide an opportunity for TELUS to bid on and acquire 700 MHz spectrum in the planned auction. See the related risk discussion in Section 10.3 Regulatory matters.

TELUS’ primary cable-TV competitor in Western Canada, Shaw Communications Inc., announced in September that it had stopped construction of a conventional wireless network in Western Canada due to high costs and other factors. Instead, Shaw announced that it will build metropolitan Wi-Fi networks using unlicensed public spectrum to extend delivery of its services beyond the home.

Wireline

The Company continues to invest in its wireline broadband network, expanding capacity and speed, as well as coverage, including rolling out Optik TV and Optik High Speed Internet services to more communities. TELUS is deploying a VDSL2 technology overlay on its ADSL2+ network to provide download speeds of up to 30 Mbps. The VDSL2 upgrade was largely completed in 2011. In early 2012, the Company’s broadband high-definition (HD) coverage, including ADSL2+ coverage, was nearly 2.3 million households in Alberta, B.C. and Eastern Quebec, up by close to 200,000 homes in one year. The Company also continues to deploy fibre to the home in new residential areas, and fibre to the building in new multi-dwelling units.

TELUS is enhancing its national network of data centres and related facilities, drawing upon green hydroelectric power, natural cooling and other technology to make them among the most environmentally sustainable operations of their type in North America. This includes an investment of approximately $65 million in a new intelligent Internet data centre (IDC) in Rimouski, Quebec, which will be built to leadership in energy and environmental design (LEED) gold standards. The new facility is expected to be completed in 2012 and will support the Company’s cloud computing and unified communications solutions for its clients, as well as meeting internal requirements. The Rimouski location is expected to provide greater geographic diversity and improved business continuity capabilities, and offers the advantages of a skilled workforce, Quebec’s hydroelectric power grid and a moderate climate that lowers energy requirements. In August, TELUS purchased land in Kamloops, B.C. on which the Company plans to build another IDC. After site preparation and finalization of plans, construction is expected to begin in 2012 with costs similar to the Rimouski IDC. The Kamloops location provides geological stability, as well as access to reliable power, TELUS’ networks and an available skilled workforce.

Focusing relentlessly on the growth markets of data, IP and wireless

The Company’s strategy of focusing on growth areas is reflected in approximately $8.0 billion or 77% of 2011 operating revenues coming from wireless service and equipment revenues and wireline data service and equipment revenues. This reflects an increase of $756 million or 10% when compared to the same period in 2010. Revenue from growth markets more than offset declining wireline voice and other service and equipment revenues.

In May 2011, TELUS entered into a five-year contract extension with the Government of Ontario to provide, manage and supply a portfolio of telecommunications services, including information technology security.

In the third quarter of 2011, following a three-year request for proposal and negotiation process, TELUS signed a 10-year agreement with the Government of B.C. to provide telecommunications and strategic services to the government and its public sector partners. TELUS was the government’s previous service provider for many of these services. The Company expects to invest approximately $350 million over a 10-year period to extend advanced communications technology into rural B.C.

The new agreement with the Government of B.C. provides the following rural benefits: maintaining Internet gateways and points of presence in 119 central offices throughout the province; continuing to offer affordable wholesale Internet access for regional and local service providers; increasing Internet speeds tenfold in many areas throughout the province; working towards increasing Internet connectivity from approximately 93% to approximately 97% of the population through various programs and commitments in conjunction with the deferral account program managed by TELUS; connecting up to 450 schools with high-speed fibre optic cables over 10 years; and over a five-year period, extending wireless coverage along approximately 1,700 kilometres of primary and secondary highway segments, many of which are in mountainous terrain.

Providing integrated solutions that differentiate TELUS from its competitors

In May 2011, the Company announced the TELUS Future Friendly® Office suite of products and services for small and medium businesses (SMB). The suite was built in collaboration with Cisco and features Cisco Unified Communications technology that is built for companies with fewer than 100 employees. The Future Friendly Office includes TELUS-supported Cisco office systems linked to TELUS wireless and wireline network services, and is available across Canada. In October 2011, the Company introduced the TELUS Business Freedom™ bundle of wireless and wireline telecommunication services for SMBs in B.C. and Alberta. Two flexible packages are offered that include anytime device upgrades and changes to services, as well as 24/7 technical support and one bill. Business Anywhere™ is a solution for businesses with mobile employees who need to communicate outside the office. Business Select™ is a solution for businesses that primarily work in a single location or have minimal mobility requirements. In November, TELUS launched a new self-serve website where SMBs can shop for wireless services.

TELUS continues to roll out new Clear & Simple® initiatives to enhance the customer experience by providing more flexibility and freedom. In June 2011, TELUS reduced international wireless roaming rates for its customers with the introduction of Clear & Simple international travel pricing. Voice roaming rates were reduced by up to 50% and data roaming rates were reduced by up to 60%. Separate bundles and passes are no longer required to access the lower rates, making it easy for TELUS customers to use wireless services overseas. This was made possible by working with carriers around the world to negotiate reduced roaming rates.

TELUS introduced Clear & Simple device ownership principles in June. For customers who obtained a subsidized handset under a term contract after November 21, 2010, the remaining device balance appears on their monthly bills. These customers may upgrade at any time to a new handset at the acquisition price, by paying the outstanding balance on the old device. If customers want to end their agreement early and leave TELUS, they need only pay the outstanding device balance plus an early cancellation fee of $50, where permitted.

TELUS has enhanced Optik TV services, including expansion of the South Asian channel line-up and the addition of a Facebook application enabling customers to view and use Facebook while watching TV. Optik TV now offers customers access to more than 500 digital channels of entertainment services, including more than 100 HD channels.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on the core business

Acquisition of TELUS-branded wireless dealership businesses

During 2011, the Company acquired 100% ownership of certain independent TELUS-branded wireless dealership businesses for $81 million cash. These investments were made with a view to enhancing consistency and control over customer service, as well as enhancing distribution of wireless and wireline products across Western Canada.

Transactel

Through a series of transactions in 2011, TELUS acquired control of, and increased its equity interest to 95% in, Transactel (Barbados) Inc., a business process outsourcing and call centre company with facilities in two Central American countries. An investment of $71 million in 2011 was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities, and acquiring multi-site redundancy in support of other TELUS facilities. The acquisition was effected as follows.

On January 7, 2011, TELUS exercised its first purchased call option to increase its 29.99% equity interest in Transactel (Barbados) Inc. to a 51% economic interest for $20 million cash. Upon such exercise, the Company continued to account for its resulting direct 51% economic interest in Transactel using the equity method. Subsequently, Transactel achieved the business growth target necessary for TELUS to exercise its second purchased call option. The Company exercised its second purchased call option and asserted its control effective February 1, 2011 (the acquisition date), after which TELUS’ interest in Transactel was accounted for on a consolidated basis. The Company was required to remeasure its previously held 51% economic interest at the acquisition-date fair value, resulting in the recognition of a gain of $17 million recorded in Other operating income. In the second quarter of 2011, the Company recorded a post-acquisition equity transaction with the vendor for an incremental 44% economic interest for $51 million cash. See Note 16(e) of the Audited consolidated financial statements for additional information.

Electronic medical records (EMR) solutions

TELUS Health Solutions is running three pilot projects with EMR providers KinLogix Medical, QHR Technologies and Wolf Medical Systems. These EMR providers’ solutions are connected with the TELUS Health Space® platform, which enables patients and service providers to securely access and share health information. The pilot projects are targeted to reach Canadians in Quebec, Ontario, Alberta and British Columbia. TELUS Health Space, powered by Microsoft HealthVault, is a secure and confidential online consumer platform that enables patients to access and manage their own health information, and is expected to improve the flow of personal health information among healthcare providers, regardless of where the patient is located. This is consistent with TELUS’ vision of helping transform healthcare in Canada through communications technology to reduce costs and errors, better connect patients and help prevent illness.

TELUS Garden

In March 2011, TELUS announced that it is partnering in a residential, retail and commercial real estate redevelopment project in downtown Vancouver, TELUS Garden, which will transform a city block that includes the Company’s current national headquarters. It will feature a 46-storey residential condominium tower and a 22-storey office tower, as well as renovations to TELUS’ current eight-storey headquarters to provide leasable office and retail space. The commercial and residential buildings will be built to LEED platinum and gold standards, respectively, and incorporate green initiatives.

The project is on schedule to begin construction in the first quarter of 2012 and is expected to be completed in 2015. TELUS plans to invest in the project predominantly through contribution of its existing real estate holdings on this city block, coupled with project debt. The project includes a city-owned parkade being purchased by the Company. TELUS plans to lease space in the new jointly owned office tower for its corporate headquarters. The Company does not plan to maintain an ownership position in the residential tower aside from some retail space after the construction and sale of condominium units.

Investing in internal capabilities to build a high-performance culture and customer excellence

In 2011, the TELUS team achieved excellent overall employee engagement results of 70%, up by 13 points from 2010, as measured in the annual Pulsecheck survey. This places TELUS in the best employer zone for a company of its large size and diverse makeup.

The Company has been increasingly focused on delivering improved customer experiences by putting customers first.

For example, approximately 1,600 senior leaders and management staff interacted for a day with front-line team members to identify and address issues that are having a negative impact on the customer experience. At the end of 2011, 69% of its customers said they were likely to recommend TELUS, up seven points from one year earlier.

Going to the market as one team under a common brand, executing a single strategy

In June 2011, the membership of the Telecommunications Workers Union (TWU) ratified a new collective agreement that covers approximately 11,250 active TELUS team members across Canada in the Company’s wireline and wireless business segments. The new agreement was reached without labour disruption and will expire at the end of 2015. In addition, the Company began collective bargaining for a Quebec region agreement that expired at the end of 2011. See Section 10.4.

3.              Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities (see Section 2.2) and address near-term opportunities and challenges. Corporate priorities are key performance drivers that help achieve key performance measures quantified by the Company’s public financial targets disclosed in Sections 1.4 to 1.6. Progress against the 2011 priorities is described below.

Corporate priorities

2010	2011 (see the following table)	2012

Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

Enhance TELUS’ position in the small and medium business market

Ensure TELUS delivers its future friendly brand promise to clients

Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

Increase TELUS team engagement and live the culture of personal responsibility and customer service.

Deliver on TELUS’ future friendly brand promise to clients

Optimize TELUS’ leading wireless and wireline broadband networks

Drive market leadership position in small and medium business and healthcare markets

Continue to improve TELUS’ operational efficiency to effectively compete and fund future growth

Raise TELUS team engagement to the next level and continue to drive the philosophy of “our business, our customers, our community, our team, my responsibility.”

Deliver on TELUS’ future friendly brand promise by putting customers first

Increase TELUS’ competitive advantage through technology leadership

Drive TELUS’ leadership position in its chosen business and public sector markets

Accelerate TELUS’ leadership position in healthcare information technology

Strive to further improve operational efficiency and effectiveness at TELUS

Build TELUS’ culture for sustained competitive advantage.

Corporate priorities for 2011 — Progress

Deliver on TELUS’ future friendly brand promise to clients

·                  Initiatives implemented in 2011 to simplify wireless products and pricing, and improve transparency and flexibility, include: improved billing that lists outstanding device subsidies, increased flexibility to upgrade handsets, and significantly reduced international voice and data roaming costs without being required to subscribe to a roaming plan, as well as wireless device unlocking. See Section 2.2 — Providing integrated solutions

·                  Introduced Facebook capability on TV to Optik TV customers

·                  Late in 2011, began sharing the Company’s Customers First journey with Canadians through an advertising campaign, and set a goal to be the most recommended company in the markets the Company serves. At the end of the year, customers’ likelihood to recommend TELUS had increased by seven points to 69%.

Optimize TELUS’ leading wireless and wireline broadband networks

Wireless data revenue grew by 47% in 2011, facilitated by 5.1% subscriber growth and 38% data ARPU growth.

·                  Balanced costs of wireless subscriber acquisition and retention with wireless margins to achieve monthly churn of 1.68% (as compared to 1.57% in 2010). The increase was due to the loss of a federal government wireless contract to a low-priced bid by an incumbent competitor. Wireless EBITDA as a percentage of network revenues decreased slightly to 43.7% in 2011 (43.8% in 2010)

·                  Launched HSPA+ dual-cell technology in the first quarter and introduced dual-cell-capable data devices and smartphones

·                  Acquired certain TELUS-branded wireless dealership businesses to enhance distribution of wireless and wireline products and services, as described in Section 2.2 — Partnering, acquiring and divesting

Corporate priorities for 2011 — Progress

·                  Continued strategic migration of CDMA and iDEN customers to HSPA data-capable devices

·                  Began upgrading the urban wireless network to 4G LTE technology to provide higher bandwidth capability for the ever-growing appetite of clients for data-rich applications, and prepared for the launch of urban LTE services in February 2012.

Wireline data revenue growth was 14% in 2011, helped by 62% TELUS TV subscriber growth and 6.4% Optik High Speed Internet subscriber growth, as well as price increases. In addition:

·                  Substantially completed migration of residential IP TV subscribers from older middleware platforms to the Optik TV experience delivered through Microsoft Mediaroom by July 2011

·                  Enhanced Optik TV service by expanding the South Asian channel line-up and increasing HD TV channels to more than 100

·                  Extended the reach of broadband HD coverage (ADSL2+ and VDSL2) to nearly 2.3 million households in Alberta, B.C. and Eastern Quebec by early 2012.

Drive market leadership position in SMB and healthcare markets

·                  Opened nine new TELUS Business Stores and more than 40 new SMB zones within corporate stores during 2011

·                  Launched new SMB services in 2011 (see Providing integrated solutions in Section 2.2)

·                  In November, launched a new online webstore that provides SMBs with enhanced self-service and account management. The site enables SMBs to learn about TELUS products and services, submit orders for multiple devices directly online and port in wireless phone numbers

·                  TELUS Health Solutions began running three pilot projects with electronic medical record providers to help transform healthcare in Canada through communications technology to reduce costs and errors, better connect patients and help prevent illness (see Partnering and acquiring in Section 2.2).

Continue to improve TELUS’ operational efficiency to effectively compete and fund future growth

·                  TELUS is reducing its 587,000 square feet of leased space in TELUS House Edmonton, returning some space in 2013 and renewing the lease on 318,000 square feet from 2016 to 2026.

Raise TELUS team engagement to the next level and continue to drive the philosophy of “our business, our customers, our community, our team, my responsibility”

·                  The team member engagement score increased by 13 points to 70% in the Company’s annual Pulsecheck survey. This level is within the best employer zone of 65% and above for a company of TELUS’ size and diverse makeup

·                  A new collective agreement with the TWU was negotiated and ratified in June without any labour disruption (see Section 10.4)

·                  The Company’s risk management culture and best practices were further embedded throughout TELUS’ operations (see Section 10 — Board risk governance and oversight)

·                  The Company received recognition for its corporate reporting, which enhances the TELUS brand. The 2010 TELUS annual report was recognized by the CICA with an Overall Award of Excellence and other recognition. TELUS’ 2010 reports also received an eighth-place, A ranking in e.com’s Annual Report Scan, a global ranking of annual reports

·                  Advanced TELUS’ leadership position in corporate social responsibility through an increased Dow Jones Sustainability Index (DJSI) score, as well as being named to the North American DJSI index

·                  Advanced TELUS’ commitment to give where we live by: improving social outcomes for communities and creating a personal affinity for TELUS through our cause marketing campaigns; the efforts of 11 TELUS Community Boards in Canada and three new international Community Boards; TELUS Community Ambassadors®; and programs such as the TELUS Day of Giving™ and Dollars for Doers

·                  Continued implementing the TELUS Work Styles Program to transition, over several years, the Company’s domestic workforce to as high as 40% mobile workers (in the office three days each week, sharing workstations). Of the remaining team members, 30% could work at home and 30% could work at TELUS buildings. The program plans to lower the use of real estate and reduce the Company’s environmental footprint.

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Wireless: National services for consumers and businesses

TELUS capability	Competition overview

Licensed national wireless spectrum.

Total coverage of 99% of the Canadian population at December 31, 2011, including network access agreements.

Digital LTE 4G network launched in 14 urban areas on February 10, 2012, including reciprocal network access agreements with Bell Canada

·           Manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected)

·           Roaming on HSPA+ network outside LTE urban coverage.

Digital 4G HSPA+ network launched in November 2009

·           HSPA+ wireless network coverage of 33.8 million or more than 97% of the Canadian population, facilitated by reciprocal network access agreements with Bell Canada and SaskTel

·           Dual-cell capability market-launched in March 2011 with manufacturer-rated peak data download speeds of up to 42 Mbps (expected average download speed of 7 to 14 Mbps with a compatible device, while actual speed may vary by device being used, topography and environmental conditions, network congestion, signal strength, and other factors)

·           International roaming to more than 200 countries

·           Improved capability for international roaming revenue, previously limited to roaming from CDMA and Mike service users, primarily from the U.S.

·           Enabled an optimal transition to LTE technology and services.

Mature networks:

·            Digital PCS (CDMA) network, including a 3G high-speed evolution data optimized (EVDO) Revision A overlay

·           iDEN network Mike service, a Push to Talk service focused on the commercial marketplace.

Interconnection with TELUS’ wireline networks.

Services and products offered:

·                 Data — Web browsing, social networking, messaging, TELUS mobile TV®, video on demand, Rdio, downloadable music, and the latest wireless mobile applications

·                 Digital voice — Postpaid, Pay & Talk® prepaid and Mike services, including TELUS Push To Talk®

·                 Devices — Leading smartphones, mobile Internet keys, mobile Wi-Fi devices and tablets.

Facilities-based national competitors Rogers Wireless and Bell Mobility, and provincial telecommunications companies SaskTel and MTS Mobility.

Resellers of competitors’ wireless networks.

New entrants:

·            Four new entrants offered services throughout 2011 and 2010

·            One additional new entrant is expected to begin offering services in 2012, while two others have not disclosed plans

·            Other new entrants that acquired advanced wireless services (AWS) spectrum in 2008 may enter the market in 2012 or later

·            Shaw Communications chose to build metropolitan Wi-Fi networks rather than build and launch conventional wireless services using its AWS spectrum (see discussion of assumptions in Section 1.4)

·            Potential for alliances and integrations among regional new entrants.

Wireline: Residential services in British Columbia, Alberta and Eastern Quebec; and national business services

TELUS capability	Competition overview

An IP-based national network overlaying an extensive switched network in incumbent territories in B.C., Alberta and Eastern Quebec.

Global interconnection arrangements.

Access to almost every urban and rural home and business in incumbent territories in B.C., Alberta and Eastern Quebec.

TELUS wireline residential access line services are provided to an estimated 50% of households in B.C. and Alberta.

Broadband ADSL2+ or VDSL2 coverage reached nearly 2.3 million households in B.C., Alberta and Eastern Quebec in early 2012.

Access to businesses in non-ILEC areas through TELUS’ networks, competitive local exchange carrier status and leased facilities where required.

Broadcasting distribution licences to offer digital television services in incumbent territories and licences to offer commercial video-on-demand services.

Services and products offered:

·            Voice — Reliable phone service with long distance and advanced calling features

·           Internet — Secure Optik High Speed Internet access service with email and a comprehensive suite of security solutions

·           TELUS TV — HD entertainment service with PVR, Video on Demand and Pay Per View services through Optik TV and TELUS Satellite TV

·           Optik TV also offers PVR Anywhere, Remote Recording, use of Xbox 360 as a set-top box, Facebook and Optik™ on the go

·            IP networks and applications — IP networks that offer converged voice, video, data or Internet access on a secure, high-performing network

·            Conferencing and collaboration — Full range of equipment and application solutions to support meetings using phone, video and the web

·            Contact centre and outsourcing solutions in English, Spanish and French languages — Managed solutions providing secure, stable, low-cost and scalable infrastructure, through locations in North America, Central America and Asia

·            Hosting and managed information technology (IT) — Ongoing assured availability of telecommunications, networks, servers, databases, files and applications with critical applications stored in TELUS’ intelligent Internet data centres

·            Healthcare — TELUS Health Solutions provides claims management solutions, hospital and hospital-to-home technology, electronic health records, and access to essential drug and medical information

·            Mortgage processing services.

Substitution of wireless services, including TELUS’ own wireless offerings, for local and long distance services. Households with wireless telephone services only (among all providers, including TELUS) are estimated to be nearly 21% in B.C. and Alberta.

Cable-TV providers that have access to urban and suburban homes provide Internet, entertainment and VoIP-based telephony services, including:

·           Shaw Communications Inc. in B.C. and Alberta

·           Cogeco Cable in Eastern Quebec.

Rogers Communications, Bell Canada and Shaw Communications, providing combinations of local, long distance, Internet and entertainment services in various regions. Rogers and Bell also provide wireless services, and Shaw is building and introducing free metropolitan area Wi-Fi networks.

Various others (e.g. Vonage) that offer resale or VoIP-based local, long distance and Internet services.

Over-the-top competitors such as Netflix, providing entertainment services.

Satellite-based entertainment and Internet services (Bell Canada, Shaw Communications and Xplornet).

Business voice and data communications:

·            Bell Canada, MTS Allstream and cable-TV companies compete with their own infrastructures

·            Substitution to wireless services including those offered by TELUS.

Competitors for call centre services include Convergys, Sykes and Verizon LiveSource.

Competitors for customized managed outsourcing solutions include system integrators CGI, EDS and IBM.

4.2 Operational resources

Operational resources	Operational risks and risk management

People

At the end of 2011, the Company employed approximately 41,100 TELUS team members (40,100 full-time equivalent or FTE employees) across a wide range of operational functions domestically and certain functions internationally.

Contact centre operations at Canadian and international locations support business process outsourcing services for external wholesale customers. The Company also uses offshore services for certain internal operations to improve efficiency and to allow onshore operations to focus on value-added services.

Employee compensation programs support a high-performance culture and contain market-driven and performance-based components.

The Company expects that it has adequate employee resources to cover ongoing retirement, and ready access to labour in Canada and, for call centres and specific support functions, various locations internationally. TELUS uses a small number of external contractors or consultants.

The Company has training, mentoring and development programs in place, such as Connections - the TELUS women’s network, a national initiative that supports the advancement of business expertise, mentoring and networking opportunities for women across the country.

Employee compensation, retention and labour relations risks (see Section 10.4 Human resources):

·            Approximately 12,800 team members are covered by a collective agreement. The collective agreement with the Syndicat des agents de maîtrise de TELUS (SAMT), representing approximately 510 members, expired on December 31, 2011. The collective agreement with the Telecommunications Workers Union (TWU), covering approximately 11,250 employees, is in effect through 2015

·            Retention and hiring issues are expected to remain due to an increase in the number of competitors

·            TELUS aims to attract and retain key employees through both monetary and non-monetary approaches, striving to protect and improve engagement levels

·            The Company altered weightings of its performance-based measures to place greater emphasis on corporate-wide and individual performance, beginning in 2010.

Foreign operations (see Section 10.5 Process risks):

·            TELUS International employs approximately 13,200 team members. This is an increase of 4,800 in 2011 due largely to the purchase of control of Transactel.

General safety risks — See Section 10.8 Health, safety and environment.

Brand and distribution

The Company has a well established and recognizable national brand (TELUS, the future is friendly®) that is supported by extensive advertising across all media.

Optik TV and Optik High Speed Internet brands launched in mid-2010.

Koodo Mobile® basic wireless brand and postpaid service introduced in March 2008.

Niche-market brand CAYA™ (come as you are) and stores introduced in late 2010 for lesbian, gay, bisexual and transgender customers, among others.

Sales and support distribution:

·              Wireless services supported through a broad network of TELUS-owned and branded stores (including Black’s Photo stores), an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Future Shop / Best Buy, Wal-Mart and London Drugs), as well as online self-serve applications

·              Business services across wireless and wireline supported through TELUS sales representatives, SMB zones within certain corporate stores, 10 TELUS Business Stores and independent dealers

·              Wireline residential services supported through mass-marketing campaigns, client care telephone agents and online self-serve applications.

Competition risks — See Section 10.1.

Competition overview — See Section 4.1.

Industry and economy — See Section 9: General outlook and Section 10.11 Economic growth and fluctuations.

Regulatory risks (see Section 10.3) include:

·                  Competitors in the broadcasting distribution industry own broadcasting content, while TELUS does not. However in 2011, the CRTC enacted a vertical integration framework that set safeguards to ensure competition and prohibit TV offerings on an exclusive basis on all platforms

·                  Foreign ownership restrictions generally apply to wireless telecommunications companies, as well as to facilities-based wireline telecommunications companies and to broadcasting distribution undertakings

·                  The design of future wireless spectrum auctions, such as for the 700 MHz and 2.5/2.6 GHz ranges, may be unfavourable to TELUS, making the cost of acquiring or availability of future spectrum uncertain for TELUS.

Operational resources	Operational risks and risk management

Technology, systems and properties

TELUS is a highly complex technology-dependent company with a multitude of interconnected wireless and wireline telecommunications networks, IT systems and processes.

Real properties (owned or leased) include administrative office space, work centres and space for telecommunications equipment. A small number of buildings are constructed on leasehold land and the majority of radio towers are situated on lands or buildings held under leases or licences for varying terms.

Network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land such as municipalities and the Crown, or on freehold land owned by TELUS.

Intangible assets include wireless spectrum licensed from Industry Canada, which is essential to providing wireless services.

TELUS International provides contact centre and business process and IT outsourcing by utilizing sophisticated on-site facilities including call centre solutions, and by utilizing international data networks and reliable data centres with rigorous privacy and security standards. Global rerouting and diversity are provided through facilities in North America, Central America and Asia.

Technology risks (see Section 10.2):

·                  Wireless spectrum congestion is being experienced in urban markets, requiring ongoing investments in technology and participation in future spectrum auctions

·                  IP-based technology that is replacing legacy technology may not be feasible or economical in many areas for some time and the Company will need to support both systems. Convergence of wireless and wireline voice, Internet and video to a common IP-based application is very complex and could be accompanied by implementation errors and system instability.

Process risks — See Section 10.5.

Taxation risks — See Section 10.7.

Health, safety and environment risks (see Section 10.8):

·      Increasing adoption of wireless services and expanding wireless competition have resulted in more public scrutiny of, and opposition to, new radio towers. Public concerns include aesthetics and perceived health risks

·      Increasing stakeholder interest in environmental issues.

Risks associated with legal and regulatory compliance, defects in software and failures in data and transaction processing, and intellectual property and proprietary rights — See Section 10.9 Litigation and legal matters.

Human-caused and natural threats to TELUS infrastructure and operations — See Section 10.10.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring costs ratio and the  dividend payout ratio. See Section 7.4 Liquidity and capital resource measures.

Subsequent to December 31, 2011, the Company announced that holders of its Common Shares and Non-Voting Shares will have the opportunity to decide whether to eliminate the Company’s Non-Voting Share class at the Company’s annual and special meeting to be held May 9, 2012. Under the terms of the proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement and will be subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class; there can be no assurance that the proposal will receive voting approval.  If this plan of arrangement is not completed, the market price of Non-Voting Shares and Common Shares may decline.

Financing and capital structure management plans

Report on 2011 financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

The fourth quarter dividend of 58 cents per share was paid on January 3, 2012. On February 8, 2012, a first quarter dividend of 58 cents per share was declared, payable on April 2, 2012, to shareholders of record at the close of business on March 9, 2012. The first quarter dividend reflects an increase of 10.5% from the dividend one year earlier.  On February 21, 2012, the Board of Directors declared a quarterly dividend of 61 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on July 3, 2012, to shareholders of record at the close of business on June 8, 2012. The 61 cent per share dividend declared for the second quarter of 2012 reflects an increase of six cents or 10.9% from the dividend one year earlier. This is consistent with TELUS’ dividend growth model as discussed in 2012 financing and capital structure management plans following this table. In the event that the proposed share conversion of Non-Voting Shares to Common Shares on a one-for-one basis (see Capital structure financial policies above) receives all requisite approvals and is effective prior to the dividend record date of June 8, 2012, holders of record on such date who previously held Non-Voting Shares would hold Common Shares and would therefore receive the same dividend as all other holders of Common Shares.

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

In the first quarter of 2011, issued commercial paper increased by $150 million to help fund the $200 million discretionary contribution to defined benefit pension plans, as well as acquisitions in the period. During the second quarter of 2011, commercial paper increased by $728 million and supplemented the May 2011, $600 million five-year Note issue, which together enabled repayment of matured U.S. dollar Notes and settlement of associated cross currency interest rate swap agreements, as well as funding an additional investment in Transactel (Barbados) Inc. In the third quarter of 2011, TELUS reduced its commercial paper by $221 million to a balance of $761 million at September 30. In the fourth quarter of 2011, commercial paper increased by $5 million.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities of $1.28 billion at December 31, 2011, as well as $100 million additional availability under the trade receivables securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.8 times at December 31, 2011. See Section 7.4.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — See Section 7.4.

Maintain position of fully hedging foreign exchange exposure for indebtedness

The Company’s only debt issue denominated in a foreign currency matured and was repaid on June 1, 2011, and the corresponding derivative liability was settled.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At February 23, 2012, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

2012 financing and capital structure management plans

At December 31, 2011, TELUS had access to undrawn credit facilities of more than $1.28 billion and availability of $100 million under its trade receivables securitization program. The Company also had access to a shelf prospectus pursuant to which it can issue up to $2.5 billion of debt and equity. TELUS believes that its investment grade credit ratings contribute to reasonable access to capital markets to facilitate future debt issuance.

The Company’s long-term debt principal maturities are illustrated in the chart below. At the end of 2011, 83% of TELUS’ total debt was on a fixed-rate basis and the weighted average term to maturity was approximately 5.6 years.

TELUS expects to generate free cash flow in 2012, which would be available to, among other things, pay dividends to holders of Common Shares and Non-Voting Shares. TELUS plans to continue with two dividend increases per year to 2013, normally declared in May and November, and expects the annual increase to be in the range of circa 10% over this timeframe. The dividend growth model is not necessarily indicative of dividend increases beyond 2013. Notwithstanding this, dividend decisions will continue to be subject to the Board’s assessment and determination of the Company’s financial situation and outlook on a quarterly basis. TELUS is maintaining its long-term dividend payout ratio guideline of 55 to 65% of prospective sustainable net earnings.

While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth. As described in Section 1.5, payment of cash income taxes, funding of defined benefit pension plans and, potentially, capital expenditures for wireless spectrum, will reduce the after-tax cash flow otherwise available to return capital to the Company’s shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, or its intention to pay dividends according to the target payout guideline. For the related risk discussion, see Section 10.6 Financing and debt requirements.

4.4 Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the MD&A and the Audited consolidated financial statements dated December 31, 2011. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Audited consolidated financial statements contained in this report were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS-IASB and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2011, in accordance with Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have concluded that the Company’s internal control over financial reporting is effective at December 31, 2011, and expect to certify TELUS’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act, and with Canadian securities regulatory authorities.

Deloitte & Touche LLP, the Company’s auditor, has audited internal controls over financial reporting of TELUS Corporation at December 31, 2011.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 Selected annual information

The selected information presented below has been derived from, and should be read in conjunction with, the Audited consolidated financial statements of TELUS dated December 31, 2011. See Note 25, Explanation of transition to IFRS-IASB, of the Audited consolidated financial statements for information on the Company’s changeover to IFRS on January 1, 2011, and the transition effects in 2010. The transition effects were also described in detail in Section 8.2 of TELUS’ 2010 Annual MD&A. The selected information presented below under previous Canadian GAAP has been derived from, and should be read in conjunction with, the Audited consolidated financial statements of TELUS dated December 31, 2010.

Selected annual information

	IFRS-IASB		Previous Canadian GAAP
Years ended December 31 ($ in millions, except per share amounts)	2011	2010	2010	2009
Operating revenues	10,397	9,792	9,779	9,606
Net income	1,215	1,052	1,038	1,002
Net income attributable to Common Shares and Non-Voting Shares	1,219	1,048	1,034	998
Income per Common Share and Non-Voting Share
– basic	3.76	3.27	3.23	3.14
– diluted	3.74	3.27	3.22	3.14
Cash dividends declared per Common Share and Non-Voting Share	2.205	2.00	2.00	1.90

	IFRS-IASB		Previous Canadian GAAP
At December 31 ($ millions)	2011	2010	2010	2009
Total assets	19,931	19,624	19,599	19,219
Current maturities of long-term debt	1,066	847	743	82
Current portion of derivative liabilities	—	419	419	62
Current portion of deferred income taxes	n/a	n/a	348	294
Non-current financial liabilities
Provisions	122	204	n/a	n/a
Long-term debt	5,508	5,209	5,313	6,090
Other non-current financial liabilities (1)	1,281	575	546	1,153
	6,911	5,988	5,859	7,243
Deferred income taxes	1,600	1,683	1,498	1,319
Owners’ equity
Common Share and Non-Voting Share equity	7,513	7,759	8,179	7,554
Non-controlling interests	—	22	22	21

(1)             Other long-term liabilities as reported on the Consolidated statements of financial position, excluding items that do not involve a future outlay of economic resources: deferred customer activation and connection fees, and deferred gain on sale-leaseback of buildings. Amounts calculated for 2010 and 2009 under previous Canadian GAAP have been adjusted from those reported in the 2010 MD&A.

Differences among the three calendar years in the preceding table include:

·                 Operating revenues — Combined wireless revenue and wireline data revenue represents approximately 77% of consolidated revenues in 2011, as compared to 74% in 2010 and 71% in 2009. Legacy wireline voice revenues continue to be eroded by competition and technological substitution.

·                 Net income — Includes income tax-related adjustments resulting from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest. These adjustments positively impacted Net income by $21 million (six cents per share) in 2011, by $30 million (nine cents per share) in 2010 and by $165 million (52 cents per share) in 2009.

·                 Long-term debt — The increase in current maturities of long-term debt in 2011 includes $300 million of Notes coming due in March 2012 and an increase in commercial paper, net of repayment of matured U.S. dollar Notes in June 2011. The increase in the non-current portion of long-term debt in 2011 reflects the $600 million Note issue in May 2011 to help fund repayment of U.S. dollar Notes, net of the $300 million Notes that became current.

·                 Current portion of derivative liabilities — The decrease in 2011 reflects settlement of cross currency interest rate swap agreements associated with repayment of U.S. dollar Notes in June 2011 (see Section 7.3 Cash used by financing activities).

·                 Other non-current financial liabilities — The increase in 2011 is primarily due to an increase in pension and other post-retirement liabilities, as a result of a lower defined benefit pension plan discount rate and lower pension plan investment returns, partly offset by funding. At December 31, 2009, other non-current financial liabilities included a $721 million derivative liability associated with U.S. dollar denominated debt. The remaining $404 million derivative liability associated with the U.S. dollar debt was current at December 31, 2010, and settled in mid-2011.

5.2 Summary of quarterly results and fourth quarter recap

($ in millions, except per share amounts)	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Operating revenues	2,690	2,622	2,554	2,531	2,554	2,461	2,400	2,377
Operating expenses
Goods and services purchased	1,316	1,178	1,134	1,098	1,235	1,036	997	968
Employee benefits expense	500	476	470	447	478	484	478	466
Depreciation and amortization	481	443	442	444	445	433	409	454
	2,297	2,097	2,046	1,989	2,158	1,953	1,884	1,888
Operating income	393	525	508	542	396	508	516	489
Financing costs	87	92	94	104	105	185	117	115
Income before income taxes	306	433	414	438	291	323	399	374
Income taxes	69	107	90	110	65	72	97	101
Net income	237	326	324	328	226	251	302	273
Net income attributable to Common Shares and Non-Voting Shares	246	325	321	327	225	250	301	272
Net Income per Common Share and Non-Voting Share
– Basic	0.76	1.00	0.99	1.01	0.70	0.78	0.94	0.85
– Diluted	0.75	1.00	0.98	1.00	0.70	0.78	0.94	0.85
Cash dividends declared per Common Share and Non-Voting Share	0.58	0.55	0.55	0.525	0.525	0.50	0.50	0.475
Additional information
EBITDA (1)	874	968	950	986	841	941	925	943
Restructuring costs included in EBITDA and Operating income	16	3	12	4	38	17	19	6

(1)             A non-GAAP measure (see Section 11.1 EBITDA). Equivalent to Operating income before depreciation and amortization expenses.

Trends

The consolidated revenue trend principally reflects: (i) year-over-year growth in wireless network revenues generated from a growing subscriber base and increasing ARPU; (ii) increased wireless equipment revenues; and (iii) growth in wireline data revenues, which now more than offsets declining legacy wireline voice and other service and equipment revenues. Beginning in 2011, newly consolidated Transactel operations and acquired wireless dealership businesses added revenues of $13 million, $13 million, $13 million and $11 million, respectively, in the fourth, third, second and first quarters, while impacts to Net income were insignificant.

Wireless network revenue reflects growing data revenue (47% growth in 2011), partly offset by declining voice revenue (a 4.1% decrease in 2011). Data growth reflects increased use of data plans and growth in data consumption driven by increasing smartphone adoption, as well as increased roaming revenues. The growing demand for wireless data may challenge network and spectrum capacity in the future. Year-over-year growth rates for data ARPU were 35%, 44%, 39% and 35%, respectively, in the fourth, third, second and first quarters of 2011, and 27%, 21%, 19% and 17%, respectively, for the fourth, third, second and first quarters of 2010. Recent moderation in the data ARPU growth trend is a result of competitive pressures on data driving bigger included-data buckets in rate plans, and an increasing number of unlimited messaging rate plans, as well as a jump in smartphone adoption and corresponding increase in usage in the latter part of 2010. Decreasing voice revenues reflect accelerating declines in voice ARPU, which decreased year over year in 2011 by 12%, 10%, 9.3% and 5.8%, respectively, for the fourth, third, second and first quarters of 2011. This reversed an improving trend in 2010, where year-over-year declines in voice ARPU were 5.2%, 6.7%, 7.2% and 9.5%, respectively, for the fourth, third, second and first quarters of 2010. Blended ARPU has increased year over year for five consecutive quarters, at 1.0%, 3.0%, 2.5%, 3.7% and 1.9%, respectively, for the fourth, third, second and first quarters of 2011 and the fourth quarter of 2010, following several years of declines.

Wireless equipment revenues have generally increased year over year due to higher subscriber acquisition volumes, higher retention volumes and device upgrade revenues, as well as an increasing proportion of more expensive smartphones in the sales mix.

There is significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Wireless EBITDA typically decreases in the fourth quarter as a result of heightened competitive intensity. Subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The positive wireline revenue trend reflects data revenue growth resulting from continuing expansion of the TELUS TV subscriber base (up 62% in 2011) and price increases, as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. Growth in Internet revenues includes expansion of the Optik High Speed Internet subscriber base as a result of bundled offers with Optik TV, as well as rate increases. A general trend of declining wireline voice revenues and network access lines (NALs) is due to substitution to wireless and IP-based services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Residential NAL losses have moderated over the most recent six quarters — positively impacted by Optik TV and Optik High Speed Internet services and improved bundled service offers. While business NALs reflected year-over-year growth in the first two quarters of 2011 due to implementation of wholesale services, the general trend, as reflected in the third and fourth quarters of 2011, is declining business NALs due to increased competition in the SMB market, as well as conversion of voice lines to more efficient IP-based services. The primary cable-TV competitor in Western Canada increased its promotional activity and incentives to win back and protect its subscriber base in 2011, which could affect Optik growth, NAL erosion rates, and costs of acquisition and retention in future. A sequential increase in residential NAL losses in the fourth quarter of 2011 was due to this increased promotional activity.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, increased costs of acquisition and retention for wireless subscribers, as well as fourth quarter wireless expense seasonality described above..

Employee benefits expense starting in the second quarter of 2011 reflects increases in full-time equivalent (FTE) staff resulting from the acquisition of Transactel and wireless dealership businesses, as well as targeted hiring to support TV, business and wireless growth, partly offset by lower employee-related restructuring costs and lower defined benefit plan expenses. Employee benefits expenses in 2010 reflected decreasing domestic FTE staff as a result of efficiency initiatives and attrition, partly offset by compensation increases and increasing international FTE staff to provide services for business customers and for internal purposes.

The sequential increase in depreciation and amortization expense in the fourth quarter of 2011 resulted from a $19 million write-down of assets in a foreign operation that were held for sale at December 31, 2011, as well as an increase in capital assets to facilitate subscriber growth. The sequential decrease in depreciation and amortization expenses in the second quarter of 2010 included a reduced depreciation run rate for TV set-top boxes resulting from an increase in their estimated useful lives, and the effect of reduced capital expenditures in the first half of 2010. Amortization expense in the second quarter of 2010 includes a reduction of approximately $5 million resulting from the recognition of investment tax credits following determination of eligibility by taxation authorities for assets capitalized in prior years that were fully amortized.

Financing costs for each period shown are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Quarterly financing costs in 2011 were lower than in the same periods in 2010 mainly due to lower effective interest rates as a result of refinancing activities in 2010 and 2011, as well as the absence of an early redemption charge in 2011. Financing costs in the third quarter of 2010 included a $15 million charge in respect of final determinations for the regulatory deferral account, as well as a $52 million loss on early redemption of approximately 45% of the then outstanding principal amount of 8% U.S. dollar Notes and unwinding of related cross currency interest rate swap agreements. The partial redemption was financed with a new lower-cost 10-year, $1 billion 5.05% Note issue.

The trends in Net income and basic earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

($ in millions, except EPS amounts)	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Approximate Net income impact	10	—	11	—	10	9	10	1
Approximate EPS impact	0.03	—	0.03	—	0.03	0.03	0.03	—
Approximate basic EPS excluding income tax-related impacts	0.73	1.00	0.96	1.01	0.67	0.75	0.91	0.85

Fourth quarter

Management’s review of operations contained in TELUS’ fourth quarter news release on February 10, 2012, discussed fourth quarter results in detail. The following are highlights.

·                  Consolidated Operating revenues increased by $136 million in the fourth quarter of 2011 when compared to the same period in 2010. Service and equipment revenues increased by $120 million, while Other operating income increased by $16 million.

·                  Operating income decreased by $3 million in the fourth quarter of 2011 when compared to the same period in 2010,

as an increased amortization expense was not fully offset by growth in adjusted EBITDA. Amortization expense in the fourth quarter of 2011 included a $19 million write-down of a foreign operation’s assets held for sale.

·                  Net income increased by $11 million year over year in the fourth quarter of 2011, while basic EPS increased by six cents year over year in the fourth quarter of 2011. The increase in net income and basic EPS primarily reflects higher pre-tax income resulting from lower financing costs, as well as a lower blended statutory income tax rate.

·                  Cash provided by operating activities increased by $104 million in the fourth quarter of 2011 when compared to the same period in 2010, mainly due to higher adjusted EBITDA and comparative working capital changes.

·                 Cash used by investing activities increased by $47 million in the fourth quarter of 2011 when compared to the same period in 2010, mainly due to acquisition of additional wireless dealership businesses in 2011 and comparative changes in non-cash investing working capital, partly offset by a $52 million reduction in capital expenditures.

·                  Cash used by financing activities increased by $34 million in the fourth quarter of 2011 when compared to the same period in 2010, primarily due to higher dividend payments partly offset by lower amounts of debt reduction in 2011 when compared to the prior year.

5.3 Consolidated operations

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Years ended December 31 ($ millions)	2011	2010	Change
Service	9,606	9,131	5.2%
Equipment	719	611	17.7%
	10,325	9,742	6.0%
Other operating income	72	50	44.0%
	10,397	9,792	6.2%

Consolidated Operating revenues increased by $605 million in 2011 when compared to 2010.

·                  Service revenues increased year over year by $475 million in 2011. Wireless service revenues increased by $395 million or 8.5%, principally due to growth in wireless data network revenues reflecting subscriber growth and accelerated smartphone adoption, which exceeded the decline in voice network revenue. Wireline service revenues increased by $80 million or 1.8%, as growth in data services, including Optik TV and Optik High Speed Internet, exceeded the decline in legacy voice local and long distance services.

·                  Equipment revenues increased year over year by $108 million in 2011. Wireless equipment sales increased by $51 million as a result of higher subscriber acquisition and retention volumes, an increase in the sales mix of more expensive smartphones including device upgrades, and to a lesser extent, increased sales of tablets. Wireline equipment sales increased by $57 million mainly due to increased data equipment sales to enterprises.

·                  Other operating income is comprised of high cost serving area portable subsidies, recognition of amounts from the price cap deferral account and recovery of employee costs under eligible government-sponsored programs, as well as investment gains, income or losses, and gains or losses on disposal of real estate assets. Other operating income increased by $22 million in 2011 reflecting the $17 million non-cash gain on Transactel, higher recoveries of employee costs under eligible government-sponsored employment programs, and a drawdown of the price cap deferral account to recognize the provisioning of broadband Internet service to a number of qualifying rural communities, partly offset by lower portable subsidy revenue.

Operating expenses

Years ended December 31 ($ millions)	2011	2010	Change
Goods and services purchased	4,726	4,236	11.6%
Employee benefits expense	1,893	1,906	(0.7)%
Depreciation	1,331	1,339	(0.6)%
Amortization of intangible assets	479	402	19.2%
	8,429	7,883	6.9%

Consolidated operating expenses increased by $546 million in 2011 when compared to 2010.

·                  Goods and services purchased increased year over year by $490 million in 2011, reflecting higher wireless costs of acquisition and retention and increased content and support costs for expanding and managing wireline Optik TV services.

·                  Employee benefits expense decreased year over year by $13 million in 2011. The decrease mainly reflects lower employee-related restructuring costs, a higher defined benefit pension plan recovery, lower share-based compensation expenses mainly due to employees choosing to settle their options other than through a net-cash settlement feature, and higher capitalization of labour, partly offset by increased wage and salary expenses. Wage and salary expenses increased by $85 million due to the following: inclusion of Transactel operations since February 2011 and TELUS-branded wireless dealership businesses acquired in 2011, hiring to support the growing wireless and TV subscriber bases, bargaining unit wage increases effective since July 2011, and management salary and compensation increases effective April 2011.

·                  Depreciation expense decreased year over year by $8 million in 2011. Lower depreciation expenses were largely due to an increase in fully depreciated assets and lower depreciation for TV set-top boxes caused by lengthening their expected service lives in the second quarter of 2010, largely offset by growth in wireless HSPA+ and other capital assets and acquired Transactel assets.

·                  Amortization of intangible assets increased year over year by $77 million in 2011. The increase was principally due to ongoing capital investments in network and administrative software assets, a $19 million write-down of a foreign operation’s assets held for sale at the end of 2011, amortization resulting from the acquisition of Transactel and certain wireless dealership businesses in 2011, and prior year recognition of $5 million of investment tax credits in the second quarter of 2010.

Operating income

Years ended December 31 ($ millions)	2011	2010	Change
	1,968	1,909	3.1%

Operating income increased by $59 million in 2011 when compared to 2010, largely due to increased EBITDA. Wireless EBITDA increased by $166 million (see Section 5.4), but was partly offset by a $38 million reduction in wireline EBITDA (see Section 5.5), and a $69 million increase in total depreciation and amortization expenses.

Financing costs

Years ended December 31 ($ millions)	2011	2010	Change
Interest expense, excluding loss on redemption of debt	389	475	(18.1)%
Loss on redemption of debt	—	52	n/m
Interest income and foreign exchange	(12)	(5)	140.0%
	377	522	(27.8)%

Financing costs decreased by $145 million in 2011 when compared to 2010, due in part to the September 2010 loss recorded for early partial redemption of U.S. dollar Notes and settlement of related cross currency interest rate swap agreements. Interest expense excluding the loss on debt redemption decreased by $86 million, mainly due to a lower effective interest rate on long-term debt resulting from financing activities in the second quarter of 2011 and third quarter of 2010, as well as a $15 million charge in the third quarter of 2010 that arose from the CRTC’s determinations on the regulatory deferral account.

The lower effective interest rate in 2011 resulted from: (i) the September 2010 early partial redemption of 8% U.S. dollar Notes and unwinding of associated cross currency interest rate swap agreements, funded by a July 2010, 5.05% debt issue; and (ii) maturity of the remaining U.S. dollar Notes on June 1, 2011, and settlement of the remaining cross currency interest rate swap agreements, funded by a May 2011, 3.65% debt issue and low-rate commercial paper issues.

Income taxes

Years ended December 31 ($ millions, except tax rates)	2011	2010	Change
Basic blended tax at weighted average statutory income tax rates	433	402	7.7%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(37)	(44)	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(20)	(35)	n/m
Share option award compensation	(1)	10	n/m
Other	1	2	n/m
	376	335	12.2%
Blended federal and provincial statutory tax rates (%)	27.2	29.0	(1.8	)pts.
Effective tax rates (%)	23.6	24.1	(0.5	)pts.

Basic blended statutory income taxes increased by $31 million in 2011 when compared to 2010 due to the 14% increase in pre-tax income, partly offset by a lower blended statutory income tax rate. The effective tax rates were lower than the statutory tax rates due to revaluations of deferred income tax liabilities; the tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues; and other taxable income differences.

Net income

Years ended December 31 ($ millions)	2011	2010	Change
	1,215	1,052	15.5%

Net income increased by $163 million in 2011 when compared to 2010. See summary analysis in Section 1.3.

Other comprehensive income (OCI)

Years ended December 31 ($ millions)	2011	2010	Change
Items that may be subsequently reclassified to income	10	54	(81.5)%
Item never subsequently reclassified to income	(851)	(214)	n/m
	(841)	(160)	n/m

OCI items that may be subsequently reclassified to income are comprised of changes in unrealized fair value of derivatives designated as cash flow hedges, and foreign currency translation adjustments arising from translating financial statements of foreign operations.

The OCI item never subsequently reclassified to income is in respect of after-tax actuarial gains and losses on defined benefit plans, which are likely to fluctuate from period to period.

5.4 Wireless segment

Wireless segment revenues increased by $455 million in 2011 when compared to 2010.

Operating revenues — wireless segment

Years ended December 31 ($ in millions, except ratios)	2011	2010	Change
Voice	3,326	3,470	(4.1)%
Data	1,678	1,141	47.1%
Network revenue	5,004	4,611	8.5%
Equipment and other	458	401	14.2%
External operating revenues	5,462	5,012	9.0%
Intersegment revenue	38	33	15.2%
Total operating revenues	5,500	5,045	9.0%
Data revenue to network revenue (%)	34	25	9	pts.

·                  Network revenue increased year over year by $393 million in 2011.

Voice revenue decreased by $144 million in 2011 reflecting the ongoing trend of declining voice ARPU. Voice ARPU was $39.20 in 2011, a decrease of $4.05 (9.4%). Voice ARPU declines reflect an increasing shift towards higher data usage as customers move to more data-centric rate plans and substitute text messaging, instant messaging and voice applications for voice calls. The voice ARPU decline also reflects increased use of included-minute rate plans as subscribers shift usage patterns and optimize pricing, an increasing volume of mobile Internet connection devices and tablet subscriptions where there is no voice revenue, lower Mike™ service ARPU, lower long distance usage and greater penetration of the lower ARPU Koodo® brand, partly offset by increased roaming volumes.

Data revenue increased by $537 million, reflecting subscriber growth and strength in smartphone service revenues and text messaging driven by greater smartphone penetration, increased adoption of data plans, growth in the usage of mobile Internet connection devices and tablets, increased rates for pay-per-use text messaging, as well as higher data roaming volumes partly offset by lower roaming rates. Data ARPU was $19.90 in 2011, an increase of $5.51 or 38% from 2010.

Blended ARPU was $59.10 in 2011, an increase of $1.46 or 2.5% from 2010, mainly due to growth in data usage and increased roaming, partly offset by declining voice usage and pricing. See Section 5.2 for ARPU trends.

Increased gross subscriber additions reflect an enhanced handset line-up, promotional activity and continued efforts to attract high-value postpaid customers including to Koodo services, partly offset by increased competitive intensity within both the postpaid and prepaid market segments. Total gross subscriber additions increased by 5.1% in 2011, while postpaid gross additions increased by 11% in 2011. Prepaid gross additions decreased by 6.9% in 2011, as the Company chose not to match certain offers from competitors.

Gross subscriber additions increased by 88,000 in 2011 when compared to 2010, while net subscriber additions decreased by 78,000 in 2011 when compared to 2010. Postpaid net additions increased by 10,000 despite higher churn rates resulting from the loss of a wireless contract with the federal government to a low-priced bid by an incumbent competitor (a loss of 77,000 subscribers, adding 11 basis points to churn in 2011). Aside from federal government subscriber losses, postpaid net additions were strong and reflect the success of efforts to retain high-value subscribers. Lower overall net additions reflect increased competitive intensity from new entrants, particularly in the lower-value and prepaid segments, and new or re-launched incumbent competitor brands. Increased competitive intensity was evident in price competition and a greater number of unlimited-usage rate plans offers entailing higher handset subsidies from both new entrants and established national competitors. The blended monthly wireless subscriber churn rate was 1.68%, as compared to 1.57% in 2010. Churn rates for the fourth, third and second quarters of 2011 were stable at 1.67% following a rate of 1.70% in the first quarter of 2011.

The Company has experienced acceleration in smartphone adoption rates. Smartphones represented 66% of postpaid gross additions in 2011, as compared to 37% in 2010. Cumulatively, smartphone subscribers represented 53% of the postpaid subscriber base at December 31, 2011, as compared to 33% one year earlier. Smartphone subscribers generate significantly higher ARPU and lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue. The higher smartphone mix is also expected to increase future costs of retention and network usage, and require ongoing network capacity investments.

·                  Equipment and other revenues increased year over year by $57 million in 2011, largely due to higher acquisition and retention volumes, a greater smartphone loading mix for retained and new subscribers, increased revenues from postpaid clients upgrading to new devices before the end of their contracts, and increased accessories revenues.

The increase was partly offset by competitive pressure to lower handset prices, which drove higher handset subsidies. In addition, a $3 million recovery of employee costs under eligible government-sponsored employment programs was recognized in the fourth quarter of 2011.

·                  Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

At December 31	2011	2010	Change
Subscribers (000s)
Postpaid	6,130	5,705	7.4%
Prepaid	1,210	1,266	(4.4)%
Total	7,340	6,971	5.3%
Proportion of subscriber base that is postpaid (%)	83.5	81.8	1.7	pts.
Total digital POP (1) coverage (millions) (2)	34.4	33.8	1.8%
HSPA+ POP coverage (millions) (2)	33.8	33.1	2.1%

Years ended December 31	2011	2010	Change
Subscriber gross additions (000s)
Postpaid	1,286	1,160	10.9%
Prepaid	512	550	(6.9)%
Total	1,798	1,710	5.1%
Subscriber net additions (000s)
Postpaid	425	415	2.4%
Prepaid	(56)	32	n/m
Total	369	447	(17.4)%
ARPU (3) ($)	59.10	57.64	2.5%
Churn, per month (3) (%)	1.68	1.57	0.11	pts.
Average monthly minutes of use per subscriber (MOU)	332	361	(8.0)%
COA (4) per gross subscriber addition (3) ($)	386	350	10.3%
Retention spend to network revenue (3) (%)	12.4	11.6	0.8	pts.
EBITDA to network revenue (%)	43.7	43.8	(0.1	)pts.

(1)             POP is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area. Canada’s population was estimated at 34.6 million in October 2011 (Statistics Canada website).

(2)             Including roaming/resale and network access agreements, principally with Bell Canada.

(3)             See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)             Cost of acquisition.

Operating expenses — wireless segment

Years ended December 31 ($ millions)	2011	2010	Change
Equipment sales expenses	1,237	1,015	21.9%
Network operating expenses	662	640	3.4%
Marketing expenses	464	440	5.5%
General and administration (G&A) expenses
Employee benefits expense	540	508	6.3%
Other G&A expenses	411	422	(2.6)%
Total operating expenses	3,314	3,025	9.6%

Wireless segment expenses increased by $289 million in 2011 when compared to 2010.

·                  Equipment sales expenses increased year over year by $222 million or 22% in 2011. The increase reflects higher acquisition and retention volumes, as well as higher per-unit costs due to increased smartphone loading for both new subscribers and migration of existing clients, including a higher proportion of upgrades to iPhone, BlackBerry and Android devices facilitated by the Clear and Simple Device Upgrade program and, to a lesser extent, higher accessories costs.

·                  Network operating expenses increased year over year by $22 million or 3.4% in 2011, reflecting a lower rate of increase compared to 8.5% network revenue growth. The increase in network operating expenses reflects growth in roaming volumes, partly offset by reduced roaming rates. Revenue-share and licensing costs were largely flat as increases in revenue-share volumes to third parties and licensing volumes to service providers, resulting from strong growth in data usage accompanied by an increasing penetration of smartphones, were offset by lower negotiated revenue-share and licensing rates.

·                  Marketing expenses increased year over year by $24 million or 5.5% in 2011. The increase was due to higher commissions related to higher volumes, including greater smartphone activations, as well as higher advertising and promotions expenses for the back-to-school season during the third quarter of 2011.

·                  COA per gross subscriber addition increased year over year by $36 or 10% in 2011. The increase was primarily due to higher per-unit subsidy costs driven by the growing proportion of smartphones in the sales mix, competitive pressures on handset pricing driving deeper subsidies and, to a lesser extent, higher commissions to support an increasing number of higher-value smartphone devices.

·                  Retention costs as a percentage of network revenue increased by 0.8 percentage points to 12.4% in 2011 when compared to 2010. The increase was due to higher retention volumes and higher per-unit subsidy costs as a significantly larger number of clients migrated to smartphones or upgraded their devices before the end of their contracts, partly offset by network revenue growth of 8.5% and commission savings arising from the acquisition of certain TELUS-branded wireless dealership businesses.

·                  Total G&A expenses increased year over year by $21 million or 2.3% in 2011, reflecting improved efficiency in supporting subscriber base growth of 5.1%, despite inclusion of costs from the acquisition of certain TELUS-branded wireless dealership businesses throughout 2011.

Employee benefits expense increased year over year by $32 million, reflecting compensation increases and a higher number of domestic FTE employees due to the acquisition of certain dealership businesses, as well as hiring to support the growing subscriber base.

Other G&A expenses decreased year over year by $11 million in 2011, reflecting a lower doubtful accounts expense and one-time supplier credits of $11 million recorded in the second quarter of 2011, partly offset by higher external labour costs in 2011 to support the growing subscriber base and one-time operating savings in the first quarter of 2010.

EBITDA — wireless segment

Years ended December 31 ($ millions, except margins)	2011	2010	Change
EBITDA	2,186	2,020	8.2%
EBITDA margin (%)	39.7	40.0	(0.3	)pts.

The wireless segment EBITDA increased by $166 million in 2011 when compared to 2010. This reflects improvement in data revenue and postpaid subscriber growth, improved operating efficiency and one-time operating savings in the second quarter of 2011, partly offset by increased acquisition and retention costs. The EBITDA margin was slightly lower than in 2010, as the rate of increase in costs of acquisition and retention, affected by acceleration of smartphone adoption rates over the past year, was not fully offset by data network revenue growth and improved operating efficiency.

5.5 Wireline segment

Total wireline segment revenues increased by $164 million in 2011 when compared to 2010.

Operating revenues — wireline segment

Years ended December 31 ($ millions)	2011	2010	Change
Data service and equipment	2,578	2,268	13.7%
Voice local service	1,514	1,647	(8.1)%
Voice long distance service	477	530	(10.0)%
Other services and equipment	296	283	4.6%
Service and equipment revenues	4,865	4,728	2.9%
Other operating income	70	52	34.6%
External operating revenues	4,935	4,780	3.2%
Intersegment revenue	164	155	5.8%
Total operating revenues	5,099	4,935	3.3%

Service and equipment revenues increased year over year by $137 million in 2011.

·                  Wireline data service and equipment revenues increased by $310 million in 2011. The increase resulted principally from: (i) strong subscriber growth in TELUS TV services as a result of the enhanced Optik TV service experience and bundled offers first launched in June 2010, a $3 per month increase beginning April 2011 for basic TV service subscribers not on rate protection plans, as well as varying rate increases for theme package selections in April and October; (ii) increased Internet and enhanced data services revenue due to growth from implementation of recent large enterprise deals, as well as the pull-through effect of bundled offers including Optik High Speed services that enable TELUS to win and retain subscribers, and a $2 per month increase beginning April 2011 for Internet subscribers not on rate protection plans; and (iii) increased data equipment sales, including sales to business customers. Managed workplace revenues increased due to the consolidation of revenues from Transactel beginning February 1, 2011, partly offset by a one-time high-margin software application sale in the first quarter of 2010. These increases were partly offset by ongoing declines in legacy basic data services.

Wireline operating indicators

At December 31 (000s)	2011	2010	Change
Internet subscribers
High-speed	1,242	1,167	6.4%
Dial-up	44	62	(29.0)%
Total	1,286	1,229	4.6%
TELUS TV subscribers	509	314	62.1%

Years ended December 31 (000s)	2011	2010	Change
Internet subscriber net additions (losses)
High-speed	75	39	92.3%
Dial-up	(18)	(25)	28.0%
Total	57	14	n/m
TELUS TV subscriber net additions	196	144	36.1%

Net additions of high-speed Internet subscribers and TELUS TV subscribers improved in 2011 when compared to 2010, due to the positive effects of the launch of the new Optik service brands in June 2010. The enhanced bundling capabilities and retention offers, combined with ongoing service enhancements, have contributed to increased customer demand and reduced customer churn across all major product lines. TELUS largely completed the conversion of IP TV residential subscribers on older technology platforms to Microsoft Mediaroom technology in the first half of 2011.

·                  Voice local service revenue decreased by $133 million in 2011. The decrease reflects reductions in basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, bundle offers in deregulated urban markets, and technological substitution to wireless and Internet-based services. The decrease also reflects the decline in business voice lines resulting from technological substitution to data services and competitor activity including price competition. These factors were partly offset by varying increases in monthly local rates.

Wireline operating indicators

At December 31 (000s)	2011	2010	Change
Network access lines (NALs)
Residential	1,915	2,046	(6.4)%
Business	1,678	1,693	(0.9)%
Total	3,593	3,739	(3.9)%

Years ended December 31 (000s)	2011	2010	Change
Net (losses) additions in NALs
Residential	(131)	(177)	26.0%
Business	(15)	(50)	70.0%
Total	(146)	(227)	35.7%

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in the Company’s incumbent areas of B.C., Alberta and Eastern Quebec. Residential NAL losses improved by 46,000 in 2011 when compared to 2010, largely due to the sustained positive pull-through effect of bundled offers including Optik TV and Optik High Speed Internet services, which gained traction since being launched in June 2010.

Business NAL losses in 2011 reflect the continuing trend of increased competition in the SMB market and conversion of voice lines to more efficient IP-based services, partly offset by the implementation of voice and data services for a wholesale customer in the first half of 2011. Growth in certain data services such as private IP networks is not measured by business NAL counts, and conversion of legacy voice services to IP-based services results in a decrease in business NALs.

·                  Voice long distance service revenue decreased by $53 million in 2011. The decrease reflects ongoing industry-wide price and bundling competition, losses of local subscribers, and technological substitution to wireless and Internet-based services.

·                  Other service and equipment revenues increased by $13 million in 2011, due to increased voice equipment sales and rent on jointly used distribution facilities.

Other operating income increased year over year by $18 million in 2011. The increase reflects higher recoveries of employee costs under eligible government-sponsored employment programs, a drawdown of the price cap deferral account to recognize the provisioning of broadband Internet service to a number of qualifying rural communities, and the $17 million non-cash gain on Transactel recorded in 2011 (see Section 2.2 Partnering and acquiring), partly offset by lower portable subsidy revenue.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment

Years ended December 31 ($ millions)	2011	2010	Change
Goods and services purchased	2,154	1,907	13.0%
Employee benefits expense	1,353	1,398	(3.2)%
	3,507	3,305	6.1%

Wireline operating expenses increased year over year by $202 million in 2011.

·                  Goods and services expenses increased by $247 million in 2011. The increase reflects higher content and support costs related to TELUS TV growth (62% year-over-year increase in the subscriber base), higher cost of goods sold to support increased equipment sales, higher external labour costs to support a larger customer base, restructuring costs in 2011 associated with real estate consolidation, one-time supplier credits in the third quarter of 2010, and higher network transit and termination costs due to increased volumes and higher blended rates, as well as higher advertising and promotions costs primarily supporting Optik TV and Optik High Speed Internet marketing campaigns.

·                  Employee benefits expense decreased by $45 million in 2011. The decrease includes lower employee-related restructuring costs, higher defined benefit pension plan recoveries, lower share-based compensation expenses and a one-time benefit liability recovery in the second quarter of 2011. These decreases were partly offset by the inclusion of Transactel operations since February 1, 2011, compensation increases, and a higher number of domestic FTE employees to support the growing subscriber base.

EBITDA — wireline segment

Years ended December 31 ($ millions, except margins)	2011	2010	Change
EBITDA	1,592	1,630	(2.3)%
Deduct Transactel gain	(17)	—	n/m
Adjusted EBITDA	1,575	1,630	(3.4)%
Adjusted EBITDA margin (%)	31.0	33.0	(2.0	)pts.

The wireline segment EBITDA decreased by $38 million in 2011 when compared to 2010. Adjusted EBITDA, which excludes the non-cash Transactel gain, decreased by $55 million in 2011. Decreases in adjusted EBITDA and adjusted EBITDA margins primarily reflect ongoing declines in higher-margin legacy voice services that were not fully offset by growth in lower-margin data services.

6.              Changes in financial position

Financial position at:	December 31,
($ millions)	2011	2010	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	46	17	29	171%	See Section 7: Liquidity and capital resources
Accounts receivable	1,428	1,318	110	8%

Includes an increase in wireless receivables due to growth in postpaid ARPU and subscribers, an increase in accrued vendor rebates earned and amounts from the consolidation of Transactel beginning February 2011

Income and other taxes receivable	66	62	4	6%	Primarily reflects instalments for 2011, net of current income tax expense including adjustments for reassessments for prior years
Inventories	353	283	70	25%	Primarily an increase in average cost and volume of wireless handsets due to a greater proportion of smartphones
Prepaid expenses	144	113	31	27%	Mainly an increase in prepaid maintenance contracts and deposits related to building an Internet data centre
Derivative assets	14	4	10	n/m	Primarily fair value adjustments to hedges for restricted share units and wireless handsets
Current liabilities
Short-term borrowings	404	400	4	1%

Comprised of $400 million received by TELUS from the arm’s-length securitization trust in respect of securitized trade receivables (see Section 7.6), as well as a draw on bank facilities at December 31, 2011

Accounts payable and accrued liabilities	1,419	1,477	(58)	(4)%	Primarily a decrease in trade payables resulting from lower fourth quarter capital expenditures in 2011 when compared to the fourth quarter of 2010
Income and other taxes payable	25	6	19	n/m	Primarily reflects a difference in instalments and income tax expense in 2011
Dividends payable	188	169	19	11%

The dividend payable at December 31, 2011 (paid January 3, 2012) reflects an increase in the dividend rate and a small increase in shares outstanding, as compared to the dividend payable at December 31, 2010 (paid January 4, 2011)

Advance billings and customer deposits	655	658	(3)	—%

Reflects payment of $53 million of rebates in respect of the price cap deferral account (see Section 7.1) and recognition in revenues of deferral account amounts for approved broadband build and disability access initiatives, net of an increase in advance billings from wireless subscriber growth, and a reclassification of $23 million from non-current Provisions

Provisions	88	122	(34)	(28)%	Includes a $48 million net reduction in restructuring provisions as payments for past initiatives exceeded new obligations
Current maturities of long-term debt	1,066	847	219	26%

Includes the $300 million Series CC 4.5% Notes becoming current (maturing March 2012) and a $662 million increase in commercial paper, net of repayment of matured U.S. dollar Notes on June 1 (December 31, 2010 balance of $736 million)

Derivative liabilities	—	419	(419)	(100)%

Includes settlement of derivative liabilities associated with the June 2011 maturity of U.S. dollar Notes (December 31 balance of $404 million), fair value adjustments for share options and unwinding option hedges

Working capital (1)	(1,794)	(2,301)	507	22%	Repayment of matured U.S. dollar Notes and settlement of related derivative liabilities were funded in part by a $600 million long-term Note issue

(1)             Current assets subtracting Current liabilities.

Changes in financial position, continued.

Financial position at:	December 31,
($ millions)	2011	2010	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	7,964	7,831	133	2%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	6,153	6,152	1	—%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3. Acquisitions in 2011 added $61 million. Included in the balances for both periods are wireless spectrum licences of $4,867 million

Goodwill, net	3,661	3,572	89	2%

Includes increases from the acquisition of Transactel (Barbados) Inc. ($72 million) and wireless dealership businesses ($38 million), partly offset by a $19 million goodwill write-down for a foreign operation’s assets held for sale

Other long-term assets	81	235	(154)	(66)%

The decrease was principally due to the employee defined benefit plans actuarial loss (in Other comprehensive income), partly offset by funding including the January 2011, $200 million discretionary contribution

Investments	21	37	(16)	(43)%	The decrease reflects a reduction due to acquisition of control and subsequent consolidation of Transactel (Barbados) Inc., slightly offset by changes in minor investments
Non-current liabilities
Provisions	122	204	(82)	(40)%

Includes reclassification of $23 million to Advance billings and $77 million to other long-term liabilities, net of an increase in asset retirement obligations and a written put option on the remaining 5% ownership interest in Transactel

Long-term debt	5,508	5,209	299	6%	Includes the May 2011 issue of $600 million Series CI 3.65% five-year Notes, net of the reclassification of $300 million, 4.5% Series CC TELUS Corporation Bond to Current liabilities
Other long-term liabilities	1,343	649	694	107%	Primarily an increase in pension and post-retirement liabilities (see changes in Other long-term assets, above). Also includes a $77 million reclassification from long-term provisions
Deferred income taxes	1,600	1,683	(83)	(5)%	Includes deferred income taxes relating to unrealized gains and losses on derivatives and pension plan liabilities
Owners’ equity
Common Share and Non-Voting Share equity	7,513	7,759	(246)	(3)%

Principally dividends declared of $715 million and an Other comprehensive loss of $841 million due to actuarial losses in defined benefit plans, partly offset by Net income of $1,219 million and an increase in share capital

Non-controlling interests	—	22	(22)	(100)%	Reflects transactions in respect of Transactel (see Partnering, acquiring in Section 2.2) and reclassification of certain assets of a foreign operation to assets held for sale

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding the amounts of annual capital investment needed to support business growth and reinvest in technology. In both 2011 and 2010, cash provided by operating activities exceeded cash used by investing activities. As well, in 2010, long-term debt was reduced and the average term to maturity of debt was extended through refinancing activities.

Summary information — Consolidated statements of cash flows

	Years ended December 31
($ millions)	2011	2010	Change
Cash provided by operating activities	2,550	2,670	(4.5)%
Less:
Cash used by investing activities	1,968	1,731	13.7%
Cash used by financing activities	553	963	(42.6)%
Increase (decrease) in cash and temporary investments, net	29	(24)	—
Cash and temporary investments, net, beginning of period	17	41	—
Cash and temporary investments, net, end of period	46	17	170.6%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $120 million in 2011 when compared to 2010, primarily due to the following:

·                  An increase in employer contributions to defined benefit plans, net of defined benefit plans expense, of $181 million, mainly due to a discretionary contribution of $200 million made in January 2011

·                  Rebates provided to residential wireline subscribers in non-high cost serving areas were $53 million, determined in accordance with CRTC Telecom Decision 2010-639, in respect of the price cap deferral account. Payment of the rebates did not affect Net income because these amounts recorded in the price cap deferral account did not previously receive income statement recognition

·                  Higher restructuring payments net of restructuring expense of $24 million

·                  Comparative changes in non-cash working capital including an increase in inventories in 2011 and decrease in accounts payable in 2011 (see Section 6) compared to an increase in accounts payable in 2010.

Partly offset by:

·                  A $161 million decrease in income taxes paid, net of recoveries received, mainly due to a larger final payment in the first quarter of 2010 in respect of the preceding year’s income taxes

·                  A $111 million increase in adjusted EBITDA

·                  A $101 million decrease in interest paid due to the prior year $52 million loss on debt redemption, as well as a lower effective interest rate arising from refinancing activities in the third quarter of 2010 and second quarter of 2011.

7.2 Cash used by investing activities

Cash used by investing activities increased by $237 million in 2011 when compared to 2010. The increase was primarily due to higher capital expenditures, $81 million during the year to acquire certain independent TELUS-branded wireless dealership businesses, and $20 million in the first quarter of 2011 to increase TELUS’ equity interest in Transactel (also see Acquisition of additional equity interest in subsidiary from non-controlling interest in Section 7.3).

Capital expenditures

	Years ended December 31
($ millions, except capital intensity)	2011	2010	Change
Wireless segment	508	463	9.7%
Wireline segment	1,339	1,258	6.4%
Total capital expenditures	1,847	1,721	7.3%
Adjusted EBITDA less capital expenditures (1)	1,914	1,929	(0.8)%
Capital intensity (2) (%)	18	18	—

(1)             See Section 11.1 EBITDA for the calculation and description.

(2)             Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

While total capital expenditures increased by $126 million in 2011 when compared to 2010, the capital intensity level was unchanged. Adjusted EBITDA less capital expenditures decreased by $15 million in 2011 as higher capital expenditures were nearly offset by higher adjusted EBITDA.

·                  Wireless segment capital expenditures increased by $45 million in 2011 when compared to 2010, reflecting expansion of network capacity and coverage, including the start of construction of an urban 4G LTE network and ongoing rolling out of dual-cell HSPA+ technology, partly offset by higher prior year investments in efficiency initiatives. The Company launched services on its urban 4G LTE network in February 2012 (see Building national capabilities in Section 2.2).

Wireless capital intensity was 9% in 2011 and 2010, while wireless cash flow (EBITDA less capital expenditures) was $1,678 million in 2011, up $121 million or 7.8% from 2010.

·                  Wireline segment capital expenditures increased by $81 million in 2011 when compared to 2010. The increase in expenditures was mainly due to investments in Optik TV growth and service capabilities, new Internet data centres and gigabit passive optical network (GPON) technology, partly offset by lower expenditures for implementing large enterprise deals and lower expenditures for broadband network expansion due to the substantial completion of the VDSL2 technology overlay in 2011.

Wireline capital intensity was 26% in 2011, up from 25% in 2010, while wireline cash flow (adjusted EBITDA less capital expenditures) was $236 million in 2011, down $136 million or 37% from 2010.

7.3 Cash used by financing activities

Cash used by financing activities decreased by $410 million in 2011 when compared to 2010.

·                  Cash proceeds received from Common Shares and Non-Voting Shares issued for the exercise of options was $24 million in 2011 as compared to $15 million in 2010.

·                  Cash dividends paid to holders of Common Shares and Non-Voting Shares were $642 million in 2011, or an increase of $169 million from 2010. For dividends declared after March 1, 2011, the Company switched to purchasing shares on the open market with no discount, rather than issuing shares from treasury at a 3% discount, which results in increased cash outflows. The increase also results from a higher dividend rate of circa 10% and a slightly higher number of shares outstanding in 2011.

·                  Commercial paper, short-term borrowings and bank facilities

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. The Company’s commercial paper program provides low-cost funds and is fully backed up by the five-year committed credit facility.

Commercial paper outstanding at December 31, 2011, was $766 million as compared to $104 million at the end of 2010. Commercial paper decreased by $216 million during the second half of 2011 after increasing by $878 million in the first half of 2011 to help fund: (i) the June 1 repayment of matured U.S. dollar Notes and settle related cross currency interest rate swap agreements; (ii) a discretionary contribution of $200 million to defined benefit pension plans in January; (iii) acquisition of certain independent TELUS-branded wireless dealerships in the first quarter; and (iv) increases in TELUS’ economic interest in Transactel (Barbados) Inc. For comparison, commercial paper in 2010 decreased by $420 million in the second half of the year after increasing by $57 million in the first half of the year.

Short-term borrowings are comprised primarily of amounts advanced to the Company from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.6 Sale of trade receivables). Proceeds from securitized trade receivables were $400 million at December 31, 2011, unchanged since the first quarter of 2010 when proceeds were reduced by $100 million. Draws on bank facilities were $4 million at December 31, 2011, and $nil at December 31, 2010.

No amounts were drawn against the Company’s five-year credit facilities in 2011 or 2010. See Section 7.5.

·                  Long-term debt issue in May 2011; maturity of U.S. dollar Notes in June 2011

On May 25, 2011, the Company successfully closed a $600 million public offering of 3.65% Series CI five-year Notes. Net proceeds of the offering, combined with commercial paper issues, were applied to repayment of the June 1 maturity of U.S.$741 million, 8% Notes and accrued interest, as well as to the settlement of associated cross currency interest rate swap agreements. The Series CI Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, and contain certain change of control provisions.

·                  Long-term debt issue in July 2010; early partial redemption of U.S. dollar Notes in September 2010

In the third quarter of 2010, TELUS successfully closed a $1 billion public offering of 5.05%, Series CH, 10-year Notes. The Company used the net proceeds to fund the early partial redemption of U.S.$607 million publicly held 8%

U.S. dollar Notes, as well as payments to terminate cross currency interest rate swap agreements associated with the redeemed Notes. The early redemption resulted in a third quarter 2010, pre-tax charge of $52 million, or approximately $37 million after tax (12 cents per share).

·                  Acquisition of additional equity interest in subsidiary from non-controlling interest

The effects of TELUS exercising its second purchased call option in respect of Transactel (Barbados) Inc. included that the Company recorded a second quarter 2011, post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash. Cash flows that are changes in investments in controlled entities, and which do not also result in a change in control, are presented as financing activities in the Consolidated statement of cash flows when the entity concept of consolidation theory required by IFRS is applied.

7.4 Liquidity and capital resource measures

Net debt as at December 31, 2011, increased by $90 million from one year earlier mainly due to an increase in commercial paper to help fund the discretionary $200 million contribution to defined benefit pension plans in January 2011 and certain acquisitions in the first half of 2011, partly offset by repayment of matured U.S. dollar Notes and settlement of the associated derivative liability in the second quarter. Total capitalization at December 31, 2011, decreased by $188 million from one year earlier, mainly due to a decrease in equity (see Section 6).

The proportion of debt on a fixed-rate basis was 83% at December 31, 2011, down from 93% at the beginning of the year due to the commercial paper issued to help fund a discretionary contribution to defined benefit pension plans and acquisitions, as well as repayment of matured Notes on June 1 and settlement of related cross currency interest rate swap agreements, partly offset by a fixed-rate $600 million five-year Note issue in May. The average term to maturity of debt was 5.6 years at December 31, 2011, down from 5.7 years at the beginning of the year due mainly to the passage of time.

Liquidity and capital resource measures

As at, or years ended, December 31	2011	2010	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	6,959	6,869	90
Total capitalization — book value (2)	14,461	14,649	(188)
EBITDA — excluding restructuring costs	3,813	3,730	83
Net interest cost	377	522	(145)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	83	93	(10	)pts.
Average term to maturity of debt (years)	5.6	5.7	(0.1)
Net debt to total capitalization (%) (1)(2)	48.1	46.9	1.2	pts.
Net debt to EBITDA — excluding restructuring costs (1)	1.8	1.8	—
Coverage ratios (times) (1)
Earnings coverage	5.1	3.6	1.5
EBITDA — excluding restructuring costs interest coverage	10.1	7.1	3.0
Other 12-month trailing measures
Free cash flow ($ millions) (3)	997	939	58
Dividend payout ratio of adjusted net earnings (%) (1)	64	64	—
Dividend payout ratio (%) (1)	62	64	(2	)pts.

(1)         See Section 11.4 Definitions of liquidity and capital resource measures.

(2)         Figures for 2010 have been restated. See Total capitalization in Section 11.4.

(3)         See Section 11.2 Free cash flow for the definition.

The earnings coverage ratio for 2011 was 5.1 times, up from 3.6 times in 2010. Lower gross interest expenses increased the ratio by 1.3, while higher income before gross interest and income taxes increased the ratio by 0.2. The EBITDA — excluding restructuring costs interest coverage ratio for 2011 was 10.1 times, up from 7.1 times in 2010. Lower net interest costs increased the ratio by 2.7, while higher EBITDA before restructuring costs increased the ratio by 0.3.

Free cash flow was $997 million in 2011, up $58 million from 2010, mainly due to higher EBITDA and lower paid interest and income taxes, partly offset by higher capital expenditures and increased contributions to defined benefit plans, including a discretionary $200 million contribution in January 2011.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to continue to provide reasonable access to capital markets.

TELUS long-term financial policies and guidelines

·                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio was 1.8 times at December 31, 2011, unchanged from one year earlier. A small increase in Net debt was offset by higher EBITDA before restructuring costs.

·                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The payout ratio is seen as appropriate to the Company’s current expectations for earnings, cash flow and capital expenditure investments.

7.5 Credit facilities

In 2011, TELUS Corporation entered into a new bank credit facility with a syndicate of 15 financial institutions. The new credit facility consists of a $2 billion (or U.S. dollar equivalent) revolving credit facility expiring November 3, 2016, to be used for general corporate purposes including the backstop of commercial paper. This new facility replaced the Company’s pre-existing $2 billion committed credit facility prior to its expiry in May 2012. The new facility has no substantial changes in terms and conditions other than pricing.

At December 31, 2011, TELUS had available liquidity of $1.28 billion from unutilized credit facilities, as well as availability of $100 million under its trade receivables securitization program (see Section 7.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2011

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	November 3, 2016	2,000	—	—	(766)	1,234
Other bank facilities	—	165	(4)	(115)	—	46
Total	—	2,165	(4)	(115)	(766)	1,280

(1)             Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facility contains customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at December 31, 2011) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 10.1 to 1 at December 31, 2011) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

Subsequent to December 31, 2011, the Company received financing commitments from two Canadian financial institutions in connection with the TELUS Garden project. TELUS Corporation plans to participate as a 50% lender in the construction credit facilities which, once fully documented, will provide a combined total of $413 million of liquidity to the real estate joint venture. The facilities contain customary representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the two underlying real estate projects.  The facilities bear interest at bankers’ acceptance rate or prime rate, plus applicable margins. As at February 23, 2012, no amounts had been advanced under the facilities.

7.6 Sale of trade receivables

Effective August 1, 2011, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, amended an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The amendment resulted in the term of the revolving period securitization agreement being extended to August 1, 2014. The agreement prior to this amendment was set to expire in May 2012.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of February 23, 2012.

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings during 2011, or as of February 23, 2012. TELUS believes its adherence to its stated financial policies and the resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets. (See Section 10.6 Financing and debt requirements.)

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

The Company’s financial instruments and the nature of risks that they may be subject to are described in Note 4 of the Audited consolidated financial statements and are set out in the following table. The Company’s policies in respect of the recognition and measurement of financial instruments are described in Note 2(c) of the Audited consolidated financial statements.

Risks
	Recognition and measurement			Market risks
Financial instrument	accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Accounts receivable	Loans and receivables	X		X
Short-term obligations	Amortized cost		X	X	X
Accounts payable	Amortized cost		X	X
Provisions	Amortized cost		X	X		X
Long-term debt	Amortized cost		X	X	X
Measured at fair value
Cash and temporary investments	Fair value through net income	X		X	X
Short-term investments	Fair value through net income				X	X
Long-term investments (not subject to significant influence) (1)	Available-for-sale			X		X
Foreign exchange derivatives (2)	Fair value through net income; part of a cash flow hedging relationship	X	X	X
Share-based compensation derivatives (2)	Fair value through net income; part of a cash flow hedging relationship	X	X			X
Cross currency interest rate swap derivatives (2)(3)	Part of a cash flow hedging relationship	X	X	X	X

(1)             Long-term investments which are not subject to significant influence of the Company are measured at fair value if the fair values can be reliably measured.

(2)             Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(3)             The cross currency interest rate swap derivatives matured in fiscal 2011.

Credit risk

Accounts receivable — Credit risk associated with accounts receivable is inherently managed by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

At December 31, 2011, the weighted average life of past-due customer accounts receivable was 61 days (2010 — 59 days).

The Company maintains allowances (which are significant estimates) for potential credit losses related to doubtful accounts. Current economic conditions, historical information, why the accounts are past due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense

Cash and temporary investments — Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Derivative assets and derivative liabilities — Counterparties to the Company’s share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit risk-related contingent features.

Liquidity risk

As a component of capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by: maintaining a daily cash pooling process that enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries; maintaining bilateral bank facilities and syndicated credit facilities; the sales of trade receivables to an arm’s-length securitization trust; maintaining a commercial paper program; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years (see chart of long-term debt principal maturities in Section 4.3 Liquidity and capital resources). At December 31, 2011, the Company has access to a shelf prospectus, in effect until November 2013, pursuant to which it can offer $2.5 billion of debt or equity securities. The Company has credit facilities available, including a $2 billion facility expiring in November 2016 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings contribute to access to capital markets.

Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities, it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuated with changes in market interest rates as the interest rate swapped to was fixed; absent early redemption, the related future cash flows would not have changed due to changes in market interest rates.

Other price risk

Provisions — The Company is exposed to other price risk arising from a written put option provided for a non-controlling interest, as discussed further in Note 16(e) of the Audited Consolidated financial statements.

Short-term investments — If the balance of short-term investments line item on the statement of financial position includes equity instruments, the Company would be exposed to equity price risks.

Long-term investments — The Company is exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives — The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options and fix the Company’s cost associated with its restricted stock units.

Market risk

Net income and other comprehensive income for the years ended December 31, 2011 and 2010, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 4(g) of the Audited consolidated financial statements.

Fair values — general

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets.

The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based upon Canadian dollar: U.S. dollar forward exchange rates and interest rate yield curves as at the statement of financial position dates).

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

Recognition of derivative gains and losses

Gains and losses on derivative instruments and their location within the Consolidated statements of income and other comprehensive income are detailed in Note 4(i) of Audited consolidated financial statements.

Commitments and contingent liabilities

Contractual obligations

The Company’s known contractual obligations at December 31, 2011, are quantified in the following table.

Contractual obligations at December 31, 2011

($ millions)	Short-term borrowings	Long-term debt (1)	Operating lease obligations (2)	Purchase obligations (3)(4)	Other obligations (5)	Total (6)
2012	11	1,387	287	940	1,476	4,101
2013	7	605	261	228	57	1,158
2014	405	980	235	129	23	1,772
2015	—	873	215	100	21	1,209
2016	—	807	197	96	32	1,132
Thereafter	—	4,070	1,131	471	328	6,000
Total	423	8,722	2,326	1,964	1,937	15,372

(1)             Long-term debt maturities include interest obligations. Interest payment cash outflows in respect of commercial paper have been calculated based on rates in effect at December 31, 2011. Finance leases are $nil.

(2)             Excludes operating lease receipts from sub-let buildings totalling $166 million. Total operating lease payments include $2,294 million in respect of land and buildings, of which approximately 56% was in respect of the Company’s five largest leases for office premises over various terms, with expiry dates that range between 2016 and 2026. Excludes operating leases in respect of the TELUS Garden project. See Note 22(a) of the Audited consolidated financial statements for further details.

(3)             Where applicable, purchase obligations reflect foreign exchange rates at December 31, 2011. Purchase obligations include future operating and capital expenditures that have been contracted for at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

(4)             At December 31, 2011, the Company’s contractual commitments for the acquisition of property, plant and equipment were $188 million over a period through to 2013 and the Company’s contractual commitments for the acquisition of intangible assets were $142 million over a period through to 2018.

(5)             Excludes items that do not result in a future outlay of economic resources: deferred customer activation and connection fees, and deferred gain on sale-leaseback of buildings.

(6)             Subsequent to December 31, 2011, the Company entered into a loan commitment (that is subject to final documentation) in respect of a real estate joint venture, as discussed in Note 17(b) of the Audited consolidated financial statements. That commitment is not included in this table.

Indemnification obligations

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

At December 31, 2011, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss currently cannot be readily determined. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items disclosed in Note 22(d) of the Audited consolidated financial statements and Section 10.9 Litigation and legal matters.

7.9 Outstanding share information

The total number of outstanding and issuable shares at January 31, 2012, as shown in the following table, assumes full conversion of outstanding options and shares reserved for future option grants.

Outstanding shares (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at December 31, 2011	175	150	325	(1)
Outstanding shares at January 31, 2012	175	150	325
Options outstanding and issuable (2) at January 31, 2012	—	28	28
Outstanding and issuable shares at January 31, 2012	175	178	353

(1)             For the purposes of calculating diluted earnings per share, the number of shares was 326 million in 2011.

(2)             Assuming full conversion and ignoring exercise prices.

Subsequent to December 31, 2011, the Company announced that holders of its Common Shares and Non-Voting Shares will have the opportunity to decide whether to eliminate the Company’s Non-Voting Share class at the Company’s annual and special meeting to be held May 9, 2012.  Under the terms of the proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis, effected by way of a court-approved plan of arrangement and will be subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class; there can be no assurance that the proposal will receive voting approval.  If this plan of arrangement is not completed, the market price of Non-Voting Shares and Common Shares may decline.

7.10 Transactions between related parties

Investments in significant controlled entities

At December 31, 2011, TELUS Corporation ultimately controls 100% of the equity of TELUS Communications Inc., which in turn ultimately controls 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY, unchanged from December 31, 2010, and January 1, 2010.

Transactions with key management personnel

Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company, and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team. Total compensation expense amounts for key management personnel for the years ended December 31, 2011 and 2010, were $28 million and $29 million, respectively. See Note 23 of the Audited consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

The Company provided management and administrative services to its defined benefit pension plans. The charges for these services were on a cost recovery basis and were immaterial to the Company. The Company also made employer contributions to defined benefit plans as discussed in Section 7.1.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

TELUS’ significant accounting policies are described in Note 1 of the Audited consolidated financial statements dated December 31, 2011. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant judgements, apart from those involving estimation, include: (i) the Company’s choice to depreciate and amortize its property, plant, equipment and intangible assets subject to amortization on a straight-line basis as it believes that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets; and (ii) the Company’s view that its spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that the Company intends to renew them; and that the Company believes it has the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life.

The Company’s critical accounting estimates and assumptions are described below and are generally discussed with the Audit Committee each quarter.

General

·                  The Company has considered in determining its critical accounting estimates, trends, commitments, events or uncertainties that it reasonably expects to materially affect the methodology or assumptions, subject to the items identified in the Caution regarding forward-looking statements section of this MD&A.

·                  In the normal course, changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company’s credit ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimate, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

·                  All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable); Current liabilities (Income and other taxes payable); Deferred income tax liabilities; and Common Share and Non-Voting Share equity (retained earnings). The discussion of each critical accounting estimate does not differ between the Company’s two segments, wireless and wireline, unless explicitly noted.

·                  The Company’s critical accounting estimates affect line items on the Consolidated statements of income and other comprehensive income, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
		Operating expenses				Other comprehensive income (Item never
Consolidated statements of financial position	Operating revenues	Goods and services purchased	Employee benefits expense	Depreciation	Amortization of intangible assets	subsequently reclassified to income)
Accounts receivable		X
Inventories		X
Property, plant and equipment, net				X
Intangible assets, net, and Goodwill, net (1)					X
Investments	X
Employee defined benefit pension plans			X	X(2)	X(2)	X

(1)             Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company’s wireless cash-generating unit.

(2)             Accounting estimate impact due to internal labour capitalization rates.

Accounts receivable

General

·                  The Company considers the business area that gave rise to the accounts receivable, performs statistical analysis of portfolio delinquency trends and performs specific account identification when determining its allowance for doubtful accounts.

·                  Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification.

·                  These accounting estimates are in respect of the Accounts receivable line item on the Company’s Consolidated statements of financial position comprising approximately 7% of Total assets at December 31, 2011 (7% at December 31, 2010, and 6% at January 1, 2010). If the future were to adversely differ from management’s best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a doubtful account expense in the future. Such a doubtful account expense does not result in a cash outflow.

The allowance for doubtful accounts

·                  The estimate of the Company’s allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues and from variances in accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

·                  The Company determines its allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

·                  Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. The estimate of the Company’s allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

·                  This accounting estimate is in respect of the Inventories line item on the Company’s Consolidated statements of financial position, which comprises approximately 2% of Total assets at December 31, 2011 (1% at December 31, 2010 and January 1, 2010). If the allowance for inventory obsolescence were inadequate, the Company could experience a charge to Goods and services purchased expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Property, plant and equipment, net; Intangible assets, net; and Goodwill, net

General

·                  The Property, plant and equipment, net, line item on the Company’s Consolidated statements of financial position represents approximately 40% of Total assets at December 31, 2011 (40% at December 31, 2010 and January 1, 2010).

·                  The Intangible assets, net, line item represents approximately 31% of Total assets at December 31, 2011 (31% at December 31, 2010 and 32% at January 1, 2010). Included in Intangible assets, wireless spectrum licences represent approximately 24% of Total assets at December 31, 2011 (25% at December 31, 2010 and January 1, 2010).

·                  The Goodwill, net, line item represents approximately 18% of Total assets at December 31, 2011 (18% at December 31, 2010 and January 1, 2010).

·                  If TELUS’ estimated useful lives of assets were incorrect, it could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its property, plant and equipment assets, its intangible assets or its goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company’s immediate liquidity.

The estimated useful lives of assets

·                  The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of assets with finite lives is significantly impacted by the estimated useful lives of assets.

·                  Assumptions underlying the estimated useful lives of assets include the life cycle of technology, competitive pressures and future infrastructure utilization plans.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

·                  The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for the Company.

·                  The recoverable amounts of the cash-generating units’ assets have been determined based on a value in use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future. The value in use calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples.

·                 See Note 16(d) of the Audited consolidated financial statements for further discussion of methodology and sensitivity testing.

Investments

The recoverability of long-term investments

·                  The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

·                  The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company’s recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control the investees).

·                  If the allowance for recoverability of long-term investments were inadequate, the Company could experience an increased charge to Other operating income in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow.

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities

·                  Assumptions underlying the composition of income tax assets and liabilities are based upon an assessment of the technical merits of tax positions. Income tax benefits on uncertain tax positions are only recognized when it is more likely than not that the ultimate determination of the tax treatment of the position will result in the benefit being realizable. Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxing authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation.

·                  Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxing authorities, net of periodic instalment payments. Deferred income tax liabilities are comprised of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities as well as the tax effect of undeducted tax losses. The timing of the reversal of temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted tax losses, are based upon the assessment and measurement of tax positions as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

·                 This accounting estimate is in respect of material asset and liability line items on the Company’s Consolidated statements of financial position comprising less than 1% of Total assets (less than 1% at December 31, 2010 and January 1, 2010) and approximately 8% of Total liabilities and owners’ equity at December 31, 2011 (9% at December 31, 2010 and January 1, 2010). If the future were to adversely differ from management’s best estimate of the likelihood of tax positions being sustained, the amount of tax expected to be incurred, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, the Company could experience material deferred income tax adjustments. Such deferred income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

·                  The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the employee defined benefit plan actuarial gains and losses and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed-term investments, and is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries. The expected long-term rate of return is based upon forecast returns of the major asset categories and weighted by plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

·                  Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 14 of the Audited consolidated financial statements for further analysis.

·                  This accounting estimate is in respect of components of the Operating expenses line item and Other comprehensive income line item on the Company’s Consolidated statements of income and other comprehensive income. If the future were to adversely differ from management’s best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, the Company could experience future increased (or decreased) defined benefit pension expense and charges to Other comprehensive income.

8.2 Accounting policy developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that resulted in Canadian generally accepted accounting principles, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board. TELUS adopted IFRS-IASB on January 1, 2011. See Note 25, Explanation of transition to IFRS-IASB, of the Audited consolidated financial statements dated December 31, 2011.

Management discussed its IFRS accounting policy choices and elections in Section 8.2 of TELUS’ annual 2010 MD&A, including transition effects: (i) by accounting topic for the Consolidated statement of income and other comprehensive income for 2010; (ii) by accounting topic for summary line items of the Consolidated statements of financial position at January 1 and December 31, 2010; and (iii) on other measures.

Additional transition effects on the Consolidated statements of financial position

Further to disclosure in TELUS’ 2010 MD&A, the Company’s Consolidated statements of financial position reflect a reclassification of long-term credit facilities to current maturities of long-term debt. Previously, Canadian GAAP provided that when a debtor used short-term obligations drawn on a long-term credit facility that were subsequently rolled over (e.g. commercial paper), such obligations were permitted to be classified as a non-current debt if the underlying long-term credit facility was classified as non-current. IFRS-IASB requires that such short-term obligations drawn on a long-term credit facility be classified as a current debt. The reclassification does not change the Company’s liquidity and capital resource measures.

Transition effects on the Consolidated statement of cash flows

IFRS transition effects on the Company’s Consolidated statement of cash flows were limited to presentation changes. Because IFRS does not derecognize the trade receivables sold to an arm’s-length securitization trust, and considers the sale proceeds to be short-term borrowings, changes in securitized trade receivables are presented as changes in short-term borrowings within Cash provided (used) by financing activities, rather than as a component of Net change in non-cash operating working capital within Cash provided by operating activities under previous Canadian GAAP.

Standards, interpretations and amendments not yet effective and not applied

Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after January 1, 2013. Unless otherwise indicated, based upon current facts and circumstances, the Company does not expect to be materially affected by the application of the following standards and is currently determining which date(s) it plans for initial compliance:

·                  IFRS 7, Financial Instruments: Disclosures (amended 2011).

·                  IFRS 9, Financial Instruments, is required to be applied for periods beginning on or after January 1, 2015.

·                  Other than for the disclosure requirements therein, the following standards and amended standards must be initially applied concurrently:

·                  IFRS 10, Consolidated Financial Statements

·                  IFRS 11, Joint Arrangements

·                  IFRS 12, Disclosure of Interests in Other Entities

·                  IAS 27, Separate Financial Statements (amended 2011)

·                  IAS 28, Investments in Associates (amended 2011).

·                  IFRS 13, Fair Value Measurement.

·                  IAS 12, Income Taxes (amended 2011), is required to be applied for periods beginning on or after January 1, 2012.

·                  IAS 32, Financial Instruments (amended 2011), is required to be applied for periods beginning on or after January 1, 2014.

·                  IAS 19, Employee Benefits (amended 2011). Relative to the Company’s current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan measurement purposes (and thus will no longer be a significant estimate). In the determination of Net income in the Company’s instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest.” Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. Unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented but the Company expects that it will present such amount as a component of Financing costs upon application of the amended standard.

As the Company’s current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets to be invested in equity securities), the relative effect of the amended standard is expected to be a decrease in Net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as related effects from the limit on defined benefit assets, if any, would be included in Other comprehensive income as a “re-measurement.” The amended standard affects the Company’s Consolidated statements of income and other comprehensive income, including reductions in 2011 and 2010 Net income of $89 million and $65 million, respectively. The amended standard is not expected to affect the Company’s Consolidated statement of financial position or the Consolidated statement of cash flows. For further detail, see Note 2(b) of the Audited consolidated financial statements. The Company currently expects to initially apply the amended standard for periods beginning on or after January 1, 2013.

9.              General outlook

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

9.1 Telecommunications industry

Canada’s economic growth slowed to an estimated 2.4% in 2011 from 3.2% in 2010. The Bank of Canada reported in its January 2012 Monetary Policy Report that it expects Canada’s economic growth to be 2.0% in 2012 and 2.8% in 2013. Western Canadian provincial economies are projected to grow at the fastest rates, due to strong global demand for commodities.

In 2011, revenues in the Canadian telecommunications industry (including TV and excluding media) grew by an estimated 3% to just over $51 billion, with wireless and data services continuing to be growth engines for the sector. Offsetting this growth was continued wireline industry weakness in legacy voice service revenues. Bell Canada (excluding media) and its affiliated companies represented about 34% of the total industry revenue.

As one of the largest telecommunications companies in Canada, TELUS generated $10.4 billion in revenues in 2011, or approximately 20% of the total industry revenue. TELUS’ annual revenue increased by 6.2%, with wireless revenues and wireline data revenue representing 77% of total revenues (74% in 2010). The Company has targeted consolidated revenue growth of 3 to 6% in 2012.

9.2 Wireless

The Canadian wireless industry experienced continued growth in 2011 with estimated year-over-year revenue and EBITDA increases of approximately 4.5% and 2%, respectively (5% and 3%, respectively, in 2010).

The Canadian wireless market continues to grow at a healthy pace with an estimate of more than 1.6 million new subscribers in 2011 compared to 1.7 million in 2010. This reflects an increase in the penetration rate in 2011 of approximately 4.3 percentage points to just over 77% of the population, compared to an increase of approximately 4.4 percentage points in 2010. The wireless penetration rate in Canada is expected to increase further in 2012 by between 4.0 and 4.5 percentage points. At 77% penetration, the wireless market in Canada continues to support good growth, which is indicated by the generally comparable market in the U.S that has a penetration rate of approximately 101%.

Estimated wireless industry growth factors

	2010	2011	2012
Market penetration of population – Canada	73%	77%	81 to 82%
Market penetration of population – U.S.	97%	101%	105 to 106%

Data usage (percentage of ARPU) – Canada	25%	30%	35%
Data usage (percentage of ARPU) – U.S.	34%	39%	44%

Sources: TELUS estimates and company reports.

Wireless penetration rates in many countries in Western Europe have significantly surpassed 100%. These rates are not exactly comparable to Canada for several reasons, including:

·                  Canada’s wireline local service rates are among the lowest of Organization for Economic Co-operation and Development countries, and are priced as flat-rate monthly charges that include all local calls to wireless phones, while Europe has a calling party pays regime for wireline local calls

·                  The tendency in Europe for individuals to have multiple wireless subscriptions on a single handset, in order to arbitrage roaming charges among different carriers, also inflates subscription numbers and understates average revenue per user

·                  Canada has a much lower population density, as shown in the following table, which affects the economic efficiency and speed of providing coverage by next generation technologies to 99% of the population.

Historically, these factors have reduced the demand for wireless substitution in Canada as compared to Europe. Yet despite these market and geographic differences, TELUS provides 4G HSPA+ wireless coverage to more than 97% of Canada’s population and launched even faster LTE services in 14 urban centres in February 2012.

Wireless comparison

	Canada	U.S.	Europe
Total land area (square km)	9 million	9 million	10 million
Subscriptions per square km of network deployed (1)	12	37	131
Population estimates, 2011	34.7 million	313 million	731 million

(1) Nordicity report – June 2011.

A key driver of wireless revenue growth continues to be the increased adoption and usage of data services such as messaging, social networking, web browsing, application usage, gaming and video-streaming. In 2011, wireless data in Canada represented an estimated 30% of industry ARPU. This compares to approximately 39% in the U.S., 31% in Europe and 52% in Asia-Pacific, suggesting a significant ongoing growth opportunity in Canada. The higher proportion of data usage in Asia is due in part to a very low rate of penetration of wireline Internet service to households in many Asian countries. The higher proportion of data usage in the U.S. is due in part to the introduction of the iPhone by Apple two years earlier than in Canada.

This data growth is being driven by the increasing availability, model range and popularity of iPhone, Android and BlackBerry smartphones, as well as increased adoption of tablets and mobile Internet keys. Increasing sales of more expensive smartphones are impacting industry margins. With a multi-year sales agreement, there is usually a large upfront device subsidy provided to the customer that initially results in a negative return, but also provides higher ARPU and lower churn rates, which result in higher average lifetime revenue and value. Tablet devices operating on mobile networks or Wi-Fi are expected to be a growth segment in 2012. Customers increasingly want mobile connectivity to the Internet, and are increasingly using enhanced portable computing services.

It is expected that major mobile platforms will increasingly sell streaming content services in 2012, such as music, TV and video, as consumers become more comfortable with cloud-based computing, a web-based way to cost-effectively process, manage and store data. It is expected that major mobile platforms will transition to supporting cloud-based services that will allow customers to access both corporate and personal data (e.g. photos, streaming video and music) from virtually anywhere, on multiple devices.

The demand for wireless data services is expected to continue to grow. Factors related to this increasing demand include: ongoing investment in faster network technologies such as HSPA+ dual-cell and LTE that provide a richer user experience and more useful applications; increasing need for personal connectivity and networking; increasing affordability and selection of smartphones and Internet-only devices, including mobile Internet keys and products such as tablets and e-book readers; intensifying wireless competition; and more affordable data plans. Increasing data traffic represents a growing challenge to wireless carriers’ networks and their ability to manage and serve this traffic. Industry Canada is expected to announce rules for the auction of additional wireless spectrum, including 700 MHz spectrum, with an auction expected to be held in late 2012 or early 2013. It is critical that additional spectrum be made widely available to sustain the ongoing high level of data growth, and that TELUS be able to acquire spectrum in both urban and rural markets to support increasing demand.

To better manage anticipated increases in data traffic and to capitalize on Canada’s wireless growth opportunity, established Canadian providers continue to roll out faster, next generation high-speed wireless networks with increasing capacity. TELUS successfully launched an extensive next generation network based on HSPA+ technology in 2009, and enhanced this network in March 2011 with a commercial launch of HSPA+ dual-cell technology, which offers manufacturer-rated data speeds of up to 42 Mbps (expected average download speeds of 7 to 14 Mbps with a compatible device, while actual speed may vary by device being used, topography and environmental conditions, network congestion, signal strength and other factors). In addition to the superior capabilities and higher capacity delivered by HSPA+, this wireless infrastructure supported TELUS’ migration to LTE, which is rapidly emerging as the global standard for wireless broadband.

Established companies, such as TELUS, continue to upgrade their networks and invest in new LTE technology to bring innovative services and the latest data-capable devices to their customers, while new entrants have focused on price discounting and basic services in major urban markets. TELUS launched services on its urban LTE network in February 2012 and expects to expand urban coverage to reach more than 70% of the Canadian population by the end of 2012. LTE technologies are expected to deliver manufacturer-rated peak data download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected), while at the same time introducing significant improvements in network capacity and performance. Any potential roll out of LTE into rural Canada will be dependent on the expected Industry Canada spectrum auction of frequencies in the 700 MHz band in late 2012 or early 2013 (see Building national capabilities in Section 2.2 and Future availability and cost of wireless spectrum in Section 10.3).

Competitive intensity among established carriers and new entrants in the wireless market in 2012 is expected to remain high. In 2011, it is estimated that new entrants WIND Mobile, Mobilicity, Public Mobile and Videotron collectively gained more than one-third of new subscribers in Canada, with churn rates that are high relative to established providers. A fifth wireless new entrant, EastLink, is expected to begin offering services in Atlantic Canada in 2012. Industry analysts expect some degree of future consolidation among new entrants before the next spectrum auction. In contrast, Shaw Communications stopped construction of a conventional wireless network in Western Canada using its AWS spectrum acquired in Industry Canada’s 2008 auction. Instead, Shaw is building metropolitan Wi-Fi networks using unlicensed public spectrum to extend delivery of its services beyond the home.

To win market share, new entrants are using aggressive price discounting and unlimited usage plans, adding points of distribution, adopting a device subsidy approach and introducing smartphones. The economic sustainability of these discounted unlimited usage plans, particularly with respect to data, is doubtful. These new competitors must also manage various challenges including significant capital requirements for network build-out and upgrades, future spectrum costs, upfront costs for launching and distributing new brands and services, and raising investment capital. The discount focus and lack of popular smartphones have been factors behind low reported ARPUs for new entrants.

TELUS, Rogers and Bell have separately branded basic value services or discount offerings to better position themselves to compete in this expanding segment. In 2011, TELUS enhanced the value-oriented offering of its Koodo brand with an expanded range of smartphones and nationwide calling.

To better compete in the wireless market, TELUS has significantly intensified its focus on the customer experience. The Company continues to enhance the strong TELUS brand with the evolution of its Clear & Simple customer approach first launched in late 2009. This includes significantly reducing the number of rate plans; sending data usage notifications; offering in-store learning centres; streamlining the device line-up; facilitating early device upgrades; and offering simplified and lowered international roaming rates. The Company believes that its customer-friendly approach has contributed to achieving one of the lowest churn rates in the Canadian wireless industry.

Given TELUS’ high and growing exposure to wireless (52.5% and 58%, respectively, of 2011 revenue and EBITDA), strong brands, leading-edge value-added products, high-value smartphone growth and new broadband network technologies, the Company believes it is well positioned to benefit from ongoing growth in the Canadian wireless market.

9.3 Wireline

The wireline telecommunications market is expected to remain very competitive in 2012 with low revenue growth and flat or declining EBITDA, as legacy services such as local and long distance telephony are expected to continue declining due to consumer migration to email and messaging services, as well as to wireless and voice over IP (VoIP) services. Canada’s four major cable-TV companies had an installed base of approximately 3.9 million telephony subscribers at the end of 2011, or a national consumer market share of approximately 32%, up 1% from 2010. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet solutions. This competition, along with technological substitution such as to wireless, continue to erode TELUS’ residential NALs and associated local and long distance revenues. In 2011, TELUS’ total NALs decreased by 3.9% or 146,000, comparing favourably to 2010 (when TELUS NALs decreased by 5.7% or 227,000), as well as to North American peers. Improvement in 2011 was partly due to enhanced retention and loyalty in response to multiple service offerings and bundling with Optik TV and Optik High Speed Internet.

Cable-TV companies continue to increase the speed of their Internet services and intensify customer acquisition offers. Canada’s four major cable-TV companies have over 5.6 million Internet subscribers, up from approximately 5.4 million in 2010, while telecommunications companies have 4.4 million Internet subscribers, up from approximately 4.3 million in 2010. Although the high-speed Internet market is maturing with over 76% penetration in TELUS’ incumbent region in Western Canada and almost 75% penetration across Canada, subscriber growth is expected to continue over the next several years.

The growing popularity of watching TV anywhere is expected to continue as customers demand the ability to view content on multiple screens, including computers, smartphones and tablets, as well as on TVs. In early 2012, TELUS launched Optik on the go, allowing TELUS customers to watch certain on-demand movies and shows anywhere, anytime on a laptop, tablet or smartphone. In addition, OTT content providers like Netflix for movies and Hulu for TV shows and movies, as well as Apple and Google, are competing for share of viewership. However, it is not clear if this competition replaces, or simply complements, existing TV services. Wireline service providers are monitoring developments in the OTT space and evolving their content strategy and approach to the market to compete with these non-traditional offerings.

To help alleviate the competitive challenges in legacy wireline services, TELUS’ Future Friendly Home® strategy has successfully increased revenues, while enhancing retention and loyalty through multiple service offerings. In mid-2010, the Company launched new TELUS brands Optik TV (IP TV based on the Microsoft Mediaroom platform) and Optik High Speed Internet in urban Alberta and British Columbia markets, and later in Eastern Quebec. Optik offers an enhanced TV experience with premium and differentiated services such as PVR Anywhere (enabling customers to record and play back shows on up to six TVs in the home), Remote Recording (enabling customers to use their smartphone, tablet or Internet-connected computer to schedule their PVR recordings when away from home) and other features such as Facebook TV.

TELUS Satellite TV service in Alberta and B.C. complements the Company’s Optik TV service, enabling TELUS to serve households that are outside of the urban/suburban Optik TV network footprint, and leverages TELUS’ strong distribution and mass marketing capabilities. This expands the addressable market for TELUS TV to more than 90% of households in the two provinces.

In 2011, TELUS added 196,000 new TV subscribers and increased its TV subscriber base by 62% to 509,000. TELUS’ primary Western cable-TV competitor increased the speeds of its Internet services and launched a new residential media hub/gateway in 2011, with some similar features such as the whole home PVR. In addition, in late 2011 and early 2012 this competitor continued intense promotional activity and incentives, lowered bundled prices and mass advertised to win back customers and protect its shrinking cable-TV subscriber base.

TELUS’ new IP-based services are supported by its wireline broadband network, which has been upgraded significantly from 2009 to 2011 to meet the evolving bandwidth needs of customers. In 2011, TELUS expanded its broadband network in communities in Alberta, B.C. and Eastern Quebec. By early 2012, coverage with ADSL2+ or VDSL2 technology reached nearly 2.3 million homes. ADSL2+ allows broadband download speeds of up to 15 Mbps, and the VDSL2 technology overlay allows download speeds of up to 30 Mbps (enabling delivery of three simultaneous HD signals into the home).

Combined with wireline local and long distance, wireless and high-speed Internet and entertainment services, TELUS is increasingly offering bundled products to achieve competitive differentiation with an integrated set of services that provides customers more freedom, flexibility and choice. Cable-TV companies are continuing to roll out higher-speed Internet services, Internet telephony and digital cable-TV services to support growth. In 2011, TELUS’ TV and high-speed Internet net subscriber additions more than offset NAL losses for the first time in seven years, as its broadband investments and bundled offers including its premium Optik TV service, allowed the Company to overtake its main cable-TV competitor in attracting customers.

The Canadian broadcasting industry has become more vertically integrated, with most of TELUS’ competitors owning broadcast content. In 2011, after public hearings, the CRTC set clear safeguards to ensure competition (see Section 10.3 Regulatory matters — Broadcasting distribution undertakings). TELUS’ differentiated approach, consistent with the Company’s content strategy, is to aggregate, integrate and make accessible the best content and applications to customers, through whichever device they choose. TELUS believes that it is not necessary to own content to make it accessible on an economically attractive basis.

In the business market, the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape competitive investments. Telecommunications companies like TELUS are providing network-centric managed applications, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling ongoing migration to IP-based solutions. The development of IP-based platforms providing combined IP voice, data and video solutions creates cost efficiencies that compensate, in part, for reduced margins resulting from the migration from legacy to IP-based services. New opportunities exist for integrated solutions that have greater business impact than traditional telecommunications services. In 2012, TELUS expects to continue Customers First initiatives, extending the TELUS future friendly promise to large organizations across Canada and collaborating with customers to deliver the right solutions to businesses with complex technology needs.

TELUS has launched an expanded series of solutions targeting specific high-value segments as well as small and medium businesses (SMB). The SMB market is one of the fastest-growing markets in Canada. TELUS is investing in a range of affordable solutions for this segment, including everything from email to web applications. In the small business market, TELUS has countered increased cable-TV competition by offering an integrated small business bundle called TELUS Business One, which includes connectivity (voice, Internet and email services), security, hosting, audio and video conferencing, and other IP-based tools. In 2011, TELUS introduced Future Friendly Office service bundles integrating wireless and wireline with two flexible packages, including anytime device upgrades and changes to services, 24/7 technical support, and one bill (see Section 2.2 — Providing integrated solutions). The Company also opened nine TELUS Business Stores and more than 40 SMB zones within corporate stores.

TELUS continues to believe that its consistent strategic focus on providing a full suite of valuable and reliable telecommunications services; delivering differentiated, premium national business solutions in data and IP; exposure to growth services such as wireless, data and IP, including Optik TV and Optik High Speed Internet; and the ongoing investment in enhancement of its wireless and broadband networks, position the Company well for revenue and EBITDA growth.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Risk and control assessment process

TELUS uses a three-level enterprise risk and control assessment process that solicits and incorporates the expertise and insight of team members from all areas of the Company. TELUS implemented this process in 2002 and tracks multi-year trends for various key risks and control environment perceptions across the organization.

Definition of business risk

TELUS defines business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, reliability of financial reporting, compliance with laws and regulations and safeguarding of assets within an ethical organizational culture.

TELUS’ enterprise risks are largely derived from the Company’s business environment and are fundamentally linked to TELUS’ strategies and business objectives. TELUS strives to proactively mitigate its risk exposures through rigorous performance planning, effective and efficient business operational management, and risk response strategies which can include mitigating, transferring, retaining and/or avoiding risks. For example, residual exposure for certain risks is mitigated through appropriate insurance coverage, including for domestic and international operations, where this is judged to be efficient and commercially viable. Risks are also mitigated through contractual terms and conditions, contingency planning and other risk response strategies as appropriate.

TELUS strives to avoid taking on undue risk exposures whenever possible and strives to ensure alignment of these exposures with business strategies, objectives, values and risk tolerances.

Enterprise risk and control assessment process

Level one: Annual risk and control assessment

Key inputs into this process include interviews with senior managers, data and updates from TELUS’ ongoing strategic planning process, and the results of an annual web-enabled risk and control assessment survey. The survey is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control frameworks. The survey is widely distributed to TELUS’ management leadership team (all executive vice-president, vice-president and director level team members and a random sample of management). Survey responses were received from 1,774 individuals in 2011.

The members of TELUS’ Board of Directors are also surveyed to solicit their perspective of the Company’s key risks and approach to enterprise risk management, and to gauge the Company’s risk appetite and tolerance by key risk category.

TELUS’ assessment process incorporates input from recent internal and external audits, results of various risk management activities, and management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise risks are identified, defined and prioritized, and classified into one of nine risk categories. Perceived risk resiliency (or readiness) is assessed by key risk and risk tolerance/appetite is evaluated by risk category.

Results of the annual risk and control assessment are shared with senior management and the Board (including the Audit Committee). Executive-level risk owners and Board oversight committees are assigned. The annual risk assessment results guide the development of the Company’s annual internal audit program, which has an emphasis on assurance coverage of higher-rated risks and is approved by the Audit Committee. Risk assessments are also incorporated back into the Company’s strategic planning, operational risk management and performance management processes, and are shared with the Board.

Level two: Quarterly risk assessment review

TELUS conducts quarterly risk assessment reviews with executive level risk owners and designated risk primes across all business units to capture and communicate the dynamically changing business risks, identify key risk mitigation activities and provide quarterly updates and assurance to the applicable Board committee.

Level three: Granular risk assessments

TELUS conducts granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. strategic planning, project, environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics risk assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

Board risk governance and oversight

TELUS continued to strengthen its risk governance and oversight practices in 2011. The Board terms of reference and Board committee mandates were updated to emphasize and enhance Board risk oversight responsibilities.

The following subsections describe the principal risks and uncertainties that could affect TELUS’ future business results going forward, and TELUS’ associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on TELUS’ business operations, reputation, results and valuation.

10.1 Competition	10.5 Process risks	10.9 Litigation and legal matters
10.2 Technology	10.6 Financing and debt requirements	10.10 Human-caused and natural threats
10.3 Regulatory matters	10.7 Tax matters	10.11 Economic growth and fluctuations
10.4 Human resources	10.8 Health, safety and environment

10.1 Competition

Customer experience

There is a risk that TELUS will not maintain or increase levels of client loyalty if the products, services and service experience offered by the Company do not meet or exceed customer expectations. If TELUS does not provide a better customer experience than its competitors, the TELUS brand image could suffer, and business clients and consumers may change service providers. The Company’s profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Enhancing customer experience and earning the loyalty of clients is a prioritized Company-wide commitment. An organization-wide initiative that focuses on the customer commenced in 2010. See Section 3 — Delivering on TELUS’ future friendly brand promise to clients for examples in 2011. One of the Company’s key corporate priorities in 2012 is: Deliver on TELUS’ future friendly brand promise by putting customers first.

Wireless competitive intensity is expected to increase

TELUS anticipates continued pressure on ARPU and costs of acquisition and retention as competitors continue to subsidize handsets (particularly the generally more expensive smartphones), lower prices for airtime and wireless data, and offer other incentives to attract new customers. In addition to TELUS, eight other facilities-based wireless carriers operated in Canada in 2011, including four new entrants who acquired advanced wireless services (AWS) spectrum in 2008. A fifth new entrant is expected to begin offering services in 2012. (See Section 4.1 Principal markets addressed and competition.)

Since the AWS spectrum auction in 2008, new entrants have focused on promotions and rich rate plans to stimulate loading. New entrant strategies have included price discounting relative to established carriers, unlimited rate plans or zone-based pricing, and increased competition at points of distribution. In addition, established competitors have re-launched or introduced new brands with aggressive acquisition and retention offers.

Competition from adjunct wireless technologies is likely to increase

Increased competition is expected through the use of unlicensed spectrum to deliver higher-speed data services. Shaw Communications, which had earlier announced plans to launch wireless services in early 2012, stopped construction of a conventional wireless network in Western Canada in favour of building managed metropolitan area Wi-Fi networks. Adjunct wireless technologies like fixed WiMAX and Wi-Fi continue to develop, as several carriers in North America test commercial viability. In addition, satellite operators such as Xplornet are augmenting their existing high-speed Internet access (HSIA) capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations and claiming future download speeds of up to 25 Mbps.

Risk mitigation in wireless markets: The Company improved its competitive position with the launch of its HSPA+ wireless network in 2009, commercialization of HSPA+ dual-cell technology in early 2011, and the launch of 4G LTE services in February 2012 (see Section 10.2 Technology). In aggregate, these higher-speed networks cover more than 97% of Canada’s population, including network access agreements with Bell Canada and SaskTel.

HSPA+ dual-cell and LTE technologies have enabled TELUS to expand its selection of mobile devices and capability to roam in more than 200 countries, establish and maintain a strong position in smartphone and data device selection, and increase international roaming revenue.

The Company continues to build on a variety of client experience initiatives to bring greater transparency and simplicity to customers. Initiatives in 2011 included: increased flexibility in upgrading handsets, large reductions in international voice and data roaming costs for customers without subscribing to a roaming plan, and wireless device unlocking for certain postpaid SIM-based (subscriber identification module-based) devices. Previous initiatives included: free notifications of roaming and short messaging service (SMS) data usage, the Clear and Simple Device Upgrade program, and a more transparent cancellation policy.

To compete more effectively in serving a variety of customer segments, TELUS offers a value service brand called Koodo Mobile, which was launched in March 2008. By maintaining separation between the TELUS and Koodo brands, through uniquely targeted value propositions, TELUS believes it has positioned itself well in the face of increased competitive intensity from new entrants and incumbent national competitors.

TELUS intends to continue the marketing and distribution of innovative and differentiated wireless services; invest in its extensive network; evolve technologies when deemed prudent; and acquire spectrum, as appropriate, to facilitate service development and profitable expansion of the Company’s subscriber base and address accelerating demand for data usage. (See Section 10.3 Regulatory matters — Future availability and cost of wireless spectrum.)

Competitor pricing and technological substitution may adversely affect market shares, volumes and pricing, leading to reduced utilization and increased commoditization of legacy wireline voice local and long distance services

TELUS faces intense competition across all key business lines and market segments, including the consumer, small and medium business (SMB) and large enterprise markets.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. (See Section 10.2 Technology.) Cable-TV companies continue to expand offerings of digital voice and enhanced phone services, resulting in intensified competition in the residential and certain SMB, local access, long distance and HSIA markets. Over-the-top (OTT) content providers like Netflix are expected to compete for share of viewership, potentially cannibalizing TV and entertainment services. However, TELUS views OTT services as a possible complement to its Optik TV service offering. Overall, industry pricing pressure and customer acquisition efforts have intensified across most product and service categories and market segments, and this is expected to continue.

Risk mitigation, general: CRTC decisions in recent years approving wireline deregulation have provided TELUS with improved flexibility to respond to intensifying competition (see Section 10.3 Regulatory matters). Active monitoring of competitive developments in product and geographic markets enables TELUS to respond more rapidly to competitor offers and leverage the Company’s full suite of integrated solutions and national reach. As discussed below, to offset increasing competitive intensity and losses in legacy services provided in its incumbent areas, TELUS continues to invest in increasing the speed and reach of its broadband networks, introduce innovative products and services, and enhance services with integrated bundled offers. TELUS continues to expand into and generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. TELUS also continues to actively pursue a competitive cost structure and invest in efficient operations.

Wireline voice and data competition

Competition is expected to remain intense from traditional telephony, data, IP and IT service providers, as well as from voice over Internet protocol (VoIP) focused entrants in both business and consumer markets.

The industry transition from legacy voice infrastructure to IP telephony and from legacy data platforms to Ethernet, IP virtual private networks, multi-protocol label switching IP platforms and IP-based service delivery models continues at a robust pace. Legacy data revenues and margins continue to decline and have been only partially offset by increased demand and/or migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution. Capital investments in wireline infrastructure are required to facilitate this ongoing transition process for all incumbent local exchange carrier (ILEC) entities including TELUS.

Business

In the business market, price-discounted bundling of local access, wireless and advanced data and IP services has evolved to include web-based and e-commerce services, as well as other IT services and support. Non-traditional competitors such as Microsoft have entered the telecommunications space through new products like Unified Communications, which provides the ability to redirect and deliver, in real time, email, voice and text messages from a variety of telecommunications and IT systems to the device nearest the intended recipient. With this broader bundling of traditional telecommunications services and IT services, TELUS increasingly faces competition from pure Internet and IT hardware, software and business process/consulting companies. Cable-TV companies target the SMB market with their VoIP services. The result is that traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services to the business market, particularly in major urban areas.

Risk mitigation in the business wireline market: TELUS continues to increase its capabilities through a combination of strategic acquisitions and partnerships, a focus on priority vertical markets (public sector, healthcare, financial services, energy and telecommunications wholesale), expansion of strategic solution sets in the enterprise market, and a mass modular approach in the SMB market (including services such as TELUS Business One and TELUS Future Friendly Office). Since the launch of TELUS Health Solutions in 2008, TELUS has leveraged its systems and proprietary solutions, as well as its reach and brand, to extend the Company’s footprint in healthcare, benefit from the investments being made by governments in eHealth, bring to market services targeted at consumers such as personal health records and tools to manage their health, pursue the transformation of the Canadian pharmacy benefit management sector and cross-sell more traditional telecommunications products and services to the healthcare sector. TELUS is also focused on implementing large enterprise deals that leverage the Company’s capital investments and capabilities.

Consumer

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of TELUS’ residential NALs is expected to continue as a result of this competition, as well as ongoing technological and wireless substitution. Competitors are expected to capture a majority of the share in growth marketplace opportunities; therefore, access line associated revenues, including long distance, can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years. With a more mature HSIA market and the potential for higher-speed Internet service offerings from competitors, TELUS may be constrained in its ability to maintain market share in its incumbent territories by the amount and timing of capital expenditures associated with maintaining competitive network access speeds.

Risk mitigation in the consumer wireline market: TELUS continues to expand the coverage and increase the speed of its high-speed Internet service and increase the coverage and capability of its IP-based Optik TV service in its incumbent territories (see Broadcasting below and Section 2.2 Strategic imperatives). The provision of Optik TV service helps the Company attract pull-through Internet subscriptions and generally counter cable-TV competition in its incumbent markets, and to retain and grow revenues with a bundled offering of local and long distance telephony, HSIA and TV entertainment services. TELUS Satellite TV service in Alberta and B.C. complements IP TV service, enabling the Company to more effectively serve households that are not currently on the TELUS IP TV network footprint and leverage TELUS’ strong distribution and marketing presence. TELUS Satellite TV service is made possible by an agreement with Bell Canada.

Broadcasting

As noted above, the Company offers TELUS TV in B.C., Alberta and Eastern Quebec, and continues targeted roll-outs of Optik TV to new areas. While TELUS TV provides numerous interactivity and customization advantages, there can be no assurance that TELUS will be successful in achieving its plans of obtaining a sizable share of the TV services market or that implementation costs or projected TV revenues will be as planned.

Risk mitigation: Fully digital TELUS TV is offered as both an IP-based service (in urban markets of B.C., Alberta and Eastern Quebec) and a satellite-based service (in B.C. and Alberta). TELUS broadened the addressable market for its high-definition (HD) TV services through the deployment of ADSL2+ technology and upgrades to VDSL2 technology. In February 2010, TELUS launched an upgrade of its IP TV middleware to next generation Microsoft Mediaroom. These developments enabled the Company’s June 2010 launch of the Optik brand, featuring a suite of advanced TV and high-speed Internet services, and facilitated a 62% expansion in TELUS’ TV subscriber base in 2011.

Increasing vertical integration into broadcast content ownership by competitors

TELUS is not currently seeking to be a broadcast content owner, but several competitors have acquired broadcast content assets. Shaw Communications acquired Canwest Global in 2010 and BCE acquired the programming services of CTVglobemedia in 2011. Rogers Communications and Quebecor also own content assets. Increased vertical integration could result in content being withheld from TELUS or being made available at inflated prices.

Risk mitigation: TELUS’ strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content to make it accessible to customers on an economically attractive basis. It is not clear that any positive synergies of ownership for carriers outweigh negative synergies of limiting audiences through exclusive arrangements and negative impacts on other supplier relationships. TELUS believes that regulatory safeguards introduced by the CRTC in 2011 are needed (see Section 10.3 Regulatory matters). However, these safeguards may not prove to be fully effective.

10.2 Technology

Technology is a key enabler for TELUS and its customers. However, technology evolution brings risks, uncertainties and opportunities. TELUS is vigorous in maintaining its short-term and long-term technology strategy to optimize the Company’s selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. The following identifies the main technology risks and uncertainties and how TELUS is proactively addressing them.

Subscriber demand for data may challenge wireless networks and is expected to be accompanied by decreasing prices

The demand for wireless data services has been growing at unprecedented rates and it is projected that this growth will continue to accelerate, driven by increases in the following: broadband penetration, the need for personal connectivity and networking, affordability of smartphones and high-usage data devices (such as smartphones, mobile Internet keys and tablets), machine-to-machine data applications, richer multimedia services and applications, and wireless price competition. Given the highly competitive wireless business environment in Canada, it is expected that wireless data revenues will grow more slowly than demand for bandwidth. Increasing data traffic levels and an accelerating pace in data device innovation present a growing challenge to adequately provision capacity and to maintain high service levels.

Risk mitigation: TELUS built an extensive wireless network based on HSPA+ technologies (including HSPA+ dual-cell) and expects to implement further standards-based enhancements that are ready for commercial deployment. The HSPA+ network positions TELUS to meet capacity demands and challenges in the near future.

In addition to the superior capabilities and higher capacity delivered by HSPA+, TELUS’ investments in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure facilitated the launch of LTE-based services in February 2012 and will support the future evolution to LTE-advanced technologies. LTE is expected to further increase network capacity and speed, reduce delivery costs per megabyte of data, enable richer multimedia applications and services, and deliver a superior subscriber experience. LTE delivers peak manufacturer-rated download speeds of up to 75 Mbps (typical speeds of 12 to 25 Mbps expected).

Fast growth of wireless data volumes requires optimal and efficient utilization of TELUS’ spectrum holdings. TELUS aims to achieve efficient utilization of its spectrum holdings and position itself to meet increasing levels of data traffic through the continued deployment of HSPA+ and LTE technologies, the eventual launch of LTE-advanced technology and ongoing development of a capacity management toolkit. TELUS’ spectrum strategy is designed to further strengthen its ability to deliver the mobile Internet to Canadians in the future. In line with this strategy, TELUS intends to participate in upcoming spectrum auctions (see Section 10.3 Regulatory matters — Future availability and cost of wireless spectrum). If the Company is successful in its bids, the additional spectrum would provide additional capacity and mitigate risk of increasing data traffic, as well as allow for economic deployment of LTE services in rural coverage areas.

Mature CDMA and iDEN wireless technologies must coexist with new HSPA+ and LTE networks

The wireless industry continues to roll out various wireless technologies to deliver increased data speeds required for many new wireless, IP and data services. TELUS’ evolution to next generation wireless technologies involves services and devices that meet the requirements of the Company’s current and future subscriber base.

TELUS continues to support CDMA2000 3G wireless services, including EVDO Revision A services. The Company believes CDMA technology will continue to be used for some time to support the current subscriber base and roaming agreements with other domestic and foreign carriers. The Company no longer actively markets new CDMA devices.

TELUS also continues to support its Mike Push to Talk (PTT) service using iDEN technology. Currently, Mike subscribers represent less than 5% of the Company’s wireless subscribers. TELUS also has iDEN roaming agreements with foreign carriers.

The Company’s near-term growth is expected to be supported mainly by HSPA+ technology, because of HSPA’s broader geographic adoption, greater anticipated economies of scale, superior speeds and wider device selection. As part of a natural 4G network progression, the Company is committed to LTE technology to support medium-term and long-term growth of mobile broadband services. CDMA and iDEN coexistence with HSPA+ and LTE must be managed appropriately to ensure optimal use of spectrum and tower facilities, and to minimize costs.

Implementation of HSPA+ and LTE technologies and systems

TELUS successfully launched its HSPA+ network in November 2009, under a network access agreement with Bell Canada that sped up completion and reduced the Company’s costs of deployment nationally. In addition, LTE is leading the Company’s shift towards new technologies starting with the urban launch in February 2012. It is expected that LTE devices offered by TELUS would also work on the HSPA+ network in areas not covered by LTE. Any potential roll-out of LTE in rural areas is dependent on future Industry Canada wireless spectrum auction rules and timing of such auctions (see Section 10.3 Regulatory matters - Future availability and cost of wireless spectrum). Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas. The Company expects its overall wireless and wireline capital intensity level, excluding any capital that may be required for wireless spectrum auctions, to be approximately 17% of consolidated revenues in 2012. However, there is the risk that TELUS’ future wireless capital expenditures may be higher than those recorded historically in order to meet ongoing technology investments, including HSPA+ and LTE technologies.

Risk mitigation: TELUS’ practice is to continually optimize capital investments to provide positive payback periods and flexibility in considering future technology evolutions. Some capital investments, such as towers, leasehold improvements and power systems, are technology-indifferent. TELUS expects to leverage the economies of scale and handset variety of the HSPA+ device ecosystem. TELUS continues to strategically migrate certain CDMA and Mike (iDEN) subscribers to high-speed HSPA+ data devices, thereby providing the potential to increase utilization of data services and stabilize revenue. TELUS also expects to leverage the evolving LTE device ecosystem to further support this migration of CDMA and iDEN subscribers to high-speed data services.

The reciprocal network access agreement with Bell Canada facilitated the rapid deployment by TELUS of next generation wireless technology and provided the means for TELUS to better manage its capital expenditures. These network access agreements are expected to provide ongoing cost savings beyond the initial network build and flexibility to invest in service differentiation and were extended to LTE networks.

TELUS maintains a close co-operation with its network technology suppliers and operator partners to influence and benefit from developments in iDEN, CDMA, HSPA+ and LTE technologies. By contracting its suppliers to provide technology solutions that are amenable to future advancements, such as LTE-advanced, TELUS can mitigate the operational disruption during technology transitions. Fundamental to TELUS’ strategy is the reuse and redeployment of application servers and network elements that are access-indifferent, such as messaging into the latest radio access technology. This enables TELUS to invest in radio-based technologies as they evolve, without the need to replace these application servers.

Maturation of the LTE ecosystem may not keep pace with growing demand for data

The timing for the standardization and deployment of 4G LTE technologies aligns with the need for additional network capacity required to address the surging demand for wireless data. However, just as with any other new wireless technology, there remains significant challenges that the industry needs to overcome in the first few years following standardization, and prior to being able to successfully support large LTE deployments. These include both technological and business challenges: harmonization of global spectrum, intellectual property rights, support for voice and SMS, interoperability, device availability, technology maturity, operational readiness and costs. The wireless industry appears committed to making LTE the worldwide technology standard, as evidenced by research and development, testing and interoperability efforts, as well as the number of carriers adopting the technology. Despite this, there remains a risk that the timing of a mature and robust LTE ecosystem may experience some delays; these delays, against a background of surging data traffic demand, represent a risk to operators like TELUS.

The surge of mobile broadband traffic resulting from the proliferation of smartphones and data devices, along with increased data volumes due to the need for continuous connectivity and new applications, are expected to continue to stress the capabilities of current 4G networks.

Risk mitigation: The Company believes that the evolution of networks to 4G LTE is a natural progression required to sustain and to drive data growth. TELUS’ urban LTE launch in February 2012 is appropriate and at an opportune time to leverage economies of scale in the manufacturing of LTE equipment, given progression in the development of LTE-capable data devices and smartphones and the need to synchronize the higher bandwidth capabilities of LTE with the accelerating appetite of customers for data-rich services. TELUS’ implementation of LTE technologies is primarily driven by a business case based on the revenue growth opportunities that this new 4G network provides. In support of this, TELUS’ wireless network is ready to evolve through software upgrades to support enhancements in both HSPA+ and LTE that improve performance, capacity and speed. In parallel, and complementary to the evolution and growth of HSPA+ and LTE, TELUS continues to develop a comprehensive capacity management toolkit that will help address traffic growth challenges and complement new technologies.

Wireless handset supplier concentration and market power

The popularity of certain models of smartphones and tablets from Apple and RIM has resulted in an increasing reliance on these manufacturers, which may increase the market power that these suppliers have over TELUS.

Risk mitigation: TELUS offers and promotes alternatives, including Android devices, to provide greater choice for consumers and to help lessen TELUS’ dependence on a few key suppliers.

Support systems will be increasingly critical to operational efficiency

TELUS currently has a very large number of interconnected operational and business support systems, and the complexity is increasing. This is typical of established telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining competitive position and profit margins. TELUS is proactive in evolving to next generation support systems, which leverage industry integration and process standards. As next generation services are introduced, they must be designed to work with next generation systems frameworks and IT infrastructures, and at the same time, be compatible with legacy services and support systems. This introduces uncertainty with respect to the development and regression test costs and speed to deliver solutions with the desired effect.

Risk mitigation: In line with industry best practice, TELUS’ approach is to separate business support systems (BSS) from operational support systems (OSS) and underlying network technology. The aim is to decouple the introduction of new network technologies from the services sold to customers so that both can evolve independently. This should allow TELUS to optimize network costs while limiting the impact on customer services, and facilitate the introduction of new services by driving BSS/OSS functions with configurable data rather than programmatic changes. In addition, TELUS is an active participant in the TeleManagement Forum that is working to develop standard industry-defined modules in order to reduce cost through scale and increase adoption through scope. TELUS has established a next generation BSS/OSS framework to ensure that, as new services and technologies are developed, they are part of the next generation framework to ease the retirement of legacy systems in accordance with TeleManagement Forum’s Next Generation Operations Systems and Software program.

Restructuring of equipment vendors may impact TELUS networks and services

TELUS has relationships with a number of equipment vendors, which are important in supporting network evolution plans and timelines and providing services to the Company’s customers. TELUS faces the risk that some equipment vendors may experience business difficulties, may not remain viable or may restructure their operations, which could affect their ability to support all of their products in the future.

Risk mitigation: TELUS considers these possible outcomes when planning for its future growth, maintenance and support of existing equipment and services. The Company has a comprehensive contingency plan for multiple scenarios, including working with multiple suppliers and maintaining ongoing strong vendor relations. However, there can be no guarantee that the outcome of any particular vendor difficulty will not affect the services that TELUS provides to its customers, or that TELUS will not incur additional costs to continue providing services.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly, enabling higher broadband access speeds. The evolution is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services, such as IP

TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access network, and using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation and amortization expenses.

Risk mitigation: TELUS actively monitors the development and carrier acceptance of competing proposed FTTx standards (such as fibre to the home, or FTTH, and fibre to the neighbourhood, or FTTN). One or more of these fibre-based solutions may be a more practical technology to deploy in brownfield neighbourhoods or multiple dwelling units (MDUs) than the current xDSL deployments on copper loops. TELUS is exploring business models for the economical deployment of fibre-based technologies in areas currently connected by copper.

As part of its multi-year broadband build program, TELUS has been upgrading its network to IP-based digital subscriber line access multiplexers (DSLAMs) with ADSL2+ technology, which enables down link rates of up to 15 Mbps to the customer premises. In 2009, TELUS began upgrading this IP DSLAM deployment to VDSL2 technology in certain urban areas to extend the capabilities of the copper loops and double previous speeds. VDSL2 technology enables typical down link rates of up to 30 Mbps, is backward-compatible with ADSL and ADSL2+ and takes advantage of TELUS’ investments in extended reach copper/fibre access infrastructure. The VDSL2 upgrade was substantially completed in 2011.

The evolution of these access architectures and corresponding standards, enabled with quality of service standards and network traffic engineering, all support the TELUS Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

TELUS continues to monitor the evolution of IP-based telephony technologies and service offerings and has developed a consumer solution for IP-based telephony over broadband access in accordance with TELUS’ strategy and standards. Currently this solution is intended to replace legacy analogue telephone service in areas that are served by fibre-based facilities. However, this could expand to provide additional telephone services over the same line as existing analogue service. TELUS is also in the process of designing and testing its next-generation IP telephony solution for business users, which is intended to replace existing, end-of-life business VoIP platforms as well as address areas that are served via fibre access.

One of the realities of VoIP in the consumer space is that the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are risks and uncertainties to be addressed, such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home) with uncompromised quality. These issues are exacerbated when the exchange of information is between service providers with different broadband infrastructures.

A long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced TELUS Future Friendly Home services. Pursuing this strategy to its full extent would involve transitioning TELUS’ standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. To this point, TELUS’ legacy voice network infrastructure could be simplified if regular analogue telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. TELUS needs to support both legacy and broadband voice systems for some time and, therefore, is expected to continue to incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by decreased costs of maintaining legacy voice systems. There is also the risk that broadband access infrastructure and corresponding IP-telephony platforms may not be in place in time to avoid some reinvestment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

If TELUS were to decide to migrate towards a fully IP-based voice solution, the level of effort required to migrate customers could be costly. TELUS is observing a large migration of users away from traditional residential voice services onto cellular or competitive offerings, creating the possibility, when combined with long migration times, of significant over-investment in an alternative solution for customers who may not be available to migrate. Migration to a DSL-based, primary voice offering will also require TELUS to develop a strategy around battery back-up, proactive customer premises equipment replacement and increased in-home support (truck rolls). Similarly, hosted business IP telephony has not experienced the uptake industry analysts had predicted and its long-term future is unclear.

Risk mitigation: TELUS continues to deploy residential IP-based voice technologies into fibre-based communities and is working with vendors and industry to assess the technical applicability and evolving cost profiles of proactively migrating legacy customers onto IP-based platforms while striving to ensure adherence to CRTC commitments and customer expectations. TELUS’ ongoing investments in FTTN and access technologies should enable a smoother future evolution of IP-based telephony. TELUS is also working with manufacturers to optimize the operations, cost structure and life expectancy of analogue systems and solutions so that some of this infrastructure evolves to a point where it can form a part of the overall evolution towards IP. Additionally, IP-based solutions that TELUS is currently deploying are capable of supporting a wide range of customers and services to help limit TELUS’ exposure to any one market segment. For example, the new business VoIP platform is also capable of supporting consumer services and OTT capabilities, in addition to a pure business VoIP offering. Going forward, as the Company’s wireless services evolve, TELUS will continue to assess the opportunity to further consolidate technology silos into a single voice service environment.

The convergence in a common IP-based application environment for telephony, Internet and video is complex

The convergence of wireless and wireline voice, Internet and video in a common IP-based application environment, carried over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are also more flexible and easier to use. However, the transformation from individual silo systems and architectures to a common environment is very complex and could be accompanied by implementation errors, design issues and system instability.

Risk mitigation: In 2011, TELUS substantially completed the transition of its previous IP TV middleware to next generation Microsoft Mediaroom and plans to continue expanding the new platform. TELUS mitigates implementation risk through modular architectures, lab investments, partnering with system integrators where appropriate, employee trials, and using hardware that is common to most other North American IP TV deployments. TELUS is striving to ensure that its IP TV deployment is part of an open framework that will fit into the overall transformation strategy once standards are ratified and the actual implementations have stabilized, particularly with the set-top box. TELUS is also active in a number of standards bodies such as the MEF and IP Sphere to help ensure its IP infrastructure strategy leverages standards-based functionality to further simplify the Company’s networks.

The emergence of OTT services presents challenges to network capacity and conventional business models

OTT services are a new category of services being delivered over the Internet and compete directly with traditional pay-TV services. OTT video services in particular have rapidly become the largest source of traffic on the North American Internet backbone. OTT service providers do not invest in, or own, networks and their growing services present a challenge to Internet service providers and network owners to prevent network congestion.

Risk mitigation: TELUS has designed a robust IP network that has not experienced significant congestion problems through 2011. However, as additional OTT providers launch services and offer higher resolution video over the Internet, TELUS may be required to make larger investments in the network to support this capacity and develop new business models with the OTT providers.

10.3 Regulatory matters

Regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues

TELUS’ telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), Industry Canada and Heritage Canada. The CRTC has taken steps to forbear from the regulation of prices for services offered in competitive markets, such as local residential and business services in selected exchanges, long distance and some data services, and does not regulate the pricing of wireless services. Local telecommunications services that have not been forborne are regulated by the CRTC using a price cap mechanism.

The outcome of the regulatory reviews, proceedings and appeals discussed below and other regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues.

Future availability and cost of wireless spectrum

Industry Canada plans to auction spectrum in both the 700 MHz and 2.5/2.6 GHz bands in the late 2012 to early 2013 timeframe. The federal government may also announce changes to foreign ownership restrictions in conjunction with the spectrum auction rules. There is uncertainty regarding the government’s timing and position in regulating these spectrum bands. Auction rules may, for example, reserve spectrum for new entrants. There is a risk that Industry Canada could mandate further tower or network sharing. As the rules for these future auctions are unknown, the ability for TELUS to bid on additional spectrum, the capital outlay required to bid successfully and how much spectrum may ultimately be secured in each region are all uncertain.

As described in Building national capabilities in Section 2.2, TELUS began urban construction of a wireless 4G LTE network in the second half of 2011 with service launched in February 2012 using the Company’s AWS spectrum acquired in 2008. Any potential roll-out of 4G LTE wireless service to rural markets is dependent on an equitable opportunity for TELUS to bid on and acquire 700 MHz spectrum in the planned auction. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas.

Currently, spectrum at 2.5/2.6 GHz has been used for fixed wireless and fixed wireless broadcast applications. However, this spectrum band has been given a primary mobile designation by Industry Canada and is expected to become a common global band for mobile services. In 2006, Industry Canada issued a policy that provides for a clawback of a portion of the band for auction when mobile service is implemented within the band, and stated that it intends to auction unassigned portions of the multipoint distribution service portion of the band. TELUS considers that access to this spectrum would allow it to offer more 4G LTE services in urban areas and meet the need to increase capacity to manage exponential growth in data traffic.

Competitors Bell and Rogers hold significant amounts of spectrum at 2.5/2.6 GHz through their Inukshuk partnership, and have deployed a broadband wireless access solution for fixed and portable broadband service in major cities including Toronto, Montreal, Calgary, Edmonton and Vancouver. It is expected that Bell and Rogers will increasingly use this spectrum for mobile rather than fixed applications. Although TELUS has experienced only limited competition from fixed wireless and similar services to date, there can be no assurance that future marketing of these services will not negatively impact TELUS’ wireless or wireline services.

Broadcasting distribution undertakings

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (renewed in 2011 for a second full seven-year term). TELUS also holds a licence to operate a national video-on-demand (VOD) undertaking (received an administrative renewal until February 2012 and is in the process of being renewed). The Company’s strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content. (See Section 10.1 Competition — Increasing vertical integration by competitors into broadcast content ownership.)

The broadcasting landscape has undergone significant consolidation with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010) and the acquisition by BCE of control of the programming services of CTVglobemedia (a transaction approved by the CRTC in March 2011). As well, Rogers Communications and Quebecor continue to own content assets.

Given the potential for anti-competitive behaviour in a more vertically integrated broadcasting market environment, the CRTC launched a policy hearing in June 2011 to consider what safeguards might be necessary to ensure healthy competition in the broadcasting sector. On September 21, 2011, the CRTC issued Broadcasting Regulatory Policy CRTC 2011-601 (Regulatory framework relating to vertical integration) that set clear safeguards to ensure competition. The decision applies to companies that own both broadcasting content and broadcasting distribution assets and includes the following elements:

·                  Prohibits offering television programs on an exclusive basis on all platforms including mobile and broadband, and the prohibition applies to sports and news services

·                  Allows content exclusivity when the content is developed uniquely for online or mobile applications, in order to encourage programming innovation

·                  Adopts a code of conduct for commercial arrangements and interactions that applies to all platforms and sets out what constitutes commercially unreasonable terms, such as:

·                  Requiring an unreasonable rate

·                  Requiring minimum penetration or revenue levels that force distribution of a service on the basic tier or in a package that is inconsistent with the service’s theme or price point

·                  Refusing to make programming services available on a standalone basis

·                  Requiring an excessive activation fee or minimum subscription guarantee

·                  Using a most favoured nation to extract anti-competitive concessions from an independent broadcasting distribution undertaking

·                  Prohibits head starts and withholding signals during a dispute by requiring that the programming be made available on terms to be determined through negotiations or dispute resolution later

·                  Adopts monetary remedies for regulatory non-compliance where a company has been found to have given itself undue preference

·                  Establishes new regulatory reporting requirements that apply to vertically integrated companies.

Absent the enforcement of such safeguards, there is a potential risk that vertically integrated competitors, owning both broadcast content and broadcasting distribution assets, could unfairly raise programming costs of non-vertically integrated companies such as TELUS, and/or attempt to withhold content on new media platforms (Internet and mobile platforms), or otherwise disadvantage TELUS in attracting and retaining wireless or Optik TV customers. These regulatory safeguards improve the bargaining position of non-vertically integrated companies, such as TELUS, for new content. However, there can be no assurance that the new regulatory safeguards will be fully effective. Various follow-up consultations have been launched to implement the policy set out in Regulatory framework relating to vertical integration.  The CRTC has sought comments on the proposed wording for amendments to the relevant Regulations and exemption orders in Broadcasting Notice of Consultation CRTC 2011-804, Broadcasting Notice of Consultation CRTC 2011-805 and Broadcasting Notice of Consultation CRTC 2011-806. A consultation process has also been initiated to consider a standard form non-disclosure agreement to address concerns relating to the sharing of information within a vertically integrated company (Broadcasting Notice of Consultation CRTC 2011-791).

On December 12, 2011, the CRTC issued Broadcasting Decision CRTC 2011-765. In the Decision, the CRTC found that Bell and Bell Mobility (collectively, Bell) conferred an undue preference on itself by entering into an agreement with the NHL and NFL giving Bell the exclusive right to distribute major sports broadcasts to its mobile phones in Canada. In its Decision, the CRTC directed Bell to file a report with the Commission outlining the steps it will take to ensure that TELUS (the complainant in the CRTC proceeding) has access to the programming at issue on reasonable terms, and to provide a copy of the report to TELUS. On January 10, 2012, Bell applied to the Federal Court of Appeal to review the CRTC’s decision.

On March 22, 2010, the CRTC introduced a new framework to allow over-the-air television broadcasters to enter into negotiations with broadcasting distribution undertakings to establish a fair value for the distribution of their local over-the-air television signals. The CRTC was uncertain whether it had the authority to implement such a signal compensation regime and referred the matter to the Federal Court of Appeal seeking clarification of its jurisdiction under the Broadcasting Act. On February 28, 2011, the Federal Court of Appeal, by majority, found that the CRTC does in fact have the necessary authority to implement the intended regime. Leave to appeal the decision of the Federal Court of Appeal was granted by the Supreme Court of Canada on September 29, 2011. In the event that the value for signal regime proposed by the CRTC is actually implemented, it could lead to an increase in the cost of offering Optik TV that TELUS may not be entirely able to recover through price increases due to competition in the broadcasting distribution market from vertically integrated broadcasting conglomerates.

Billing practices for residential wholesale high-speed access services

In Telecom Regulatory Policy CRTC 2011-703, the CRTC determined the manner in which ILECs and incumbent cable-TV carriers can charge their wholesale customers for bandwidth usage for residential wholesale high-speed access services. The CRTC has indicated that ILECs and incumbent cable-TV carriers can use either a flat-rated unlimited usage access rate or a rate that combines an access rate and a usage charge based on reserved network capacity. These determinations followed the CRTC’s review initiated by Telecom Notice of Consultation 2011-77. It is not expected that these determinations will be material to TELUS.

Provincial consumer protection legislation

Several provinces have either passed or proposed legislation to provide consumers of wireless services with more detailed information and greater flexibility upon the expiry of a contract. Some legislation also applies to wireline services. There is a potential for different jurisdictions to impose different conditions on service providers which could result in higher operating costs for TELUS.

Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada, and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, specialized mobile radio (SMR), enhanced specialized mobile radio and personal communications services (PCS) systems, among others, require such licences. TELUS’ PCS and cellular licences include various terms and conditions, such as:

·                  Meeting Canadian ownership requirements

·                  Meeting obligations regarding coverage

·                  Spending at least 2% of certain PCS and cellular revenues on research and development

·                  Annual reporting

·                  Mandated roaming and antenna site sharing to competitors.

While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences that have not been obtained via spectrum auction.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

In June 2008, the Competition Policy Review Panel provided its final report to the Minister of Industry. The Panel made a number of recommendations to liberalize foreign ownership rules for the telecommunications and broadcasting sectors. Subsequently, the federal government Throne Speech on March 3, 2010 and the federal budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. In June 2010, Industry Canada unveiled three options for consultation on lifting foreign ownership restrictions for telecommunications companies:

1.               Increase the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49%

2.               Lift restrictions on telecommunications common carriers with a 10% market share or less, by revenue

3.               Remove foreign ownership restrictions completely.

In the context of the Industry Canada consultation, TELUS advanced a fourth option: Should the government opt to lift foreign ownership restrictions, they should be symmetrically lifted for all telecommunications carriers and broadcasting distribution undertakings, and should be retained for broadcasters (i.e. content providers). Under the TELUS proposal, a vertically integrated company operating both carriage and content businesses could not be foreign owned. A vertically integrated company choosing to sell its carriage business to a foreign buyer must ensure that the content business remains under separate Canadian ownership and control.

On November 29, 2011, the Minister of Industry signalled a further delay relative to the release of the rules for future spectrum auctions. In the interim, there remains some uncertainty regarding the interpretation of the existing rules due to a Federal Cabinet decision. On December 10, 2009, the Governor in Council (on behalf of the federal Cabinet) issued Order in Council P.C. 2009-2008, which overturned an October 29, 2009, decision by the CRTC (Telecom Decision 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based Orascom Telecom. Notwithstanding the Governor in Council’s claim that its decision was particular to facts of the Globalive case, it appeared that a new precedent had been set with respect to loosening foreign ownership restrictions in telecommunications, broadcasting and other sectors where the “control in fact” test has traditionally been applied. On January 8, 2010, wireless new entrant Public Mobile Inc. filed an application for judicial review with the Federal Court seeking to overturn the Governor in Council’s December 10, 2009, decision declaring Globalive to be eligible to operate as a Canadian carrier. Public Mobile’s application for a judicial review was opposed by the federal government and by Globalive. The Federal Court decision was released on February 4, 2011, striking down the Order in Council that overturned CRTC Decision 2009-678. The successful court challenge of the Federal Cabinet decision was overturned by the Federal Court of Appeal in June 2011 and Public Mobile sought leave to appeal to the Supreme Court of Canada.

There can be no assurance that the resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership that TELUS will be subject to, or the manner in which they may be changed, will be beneficial to TELUS, or that the current uncertainty will not be beneficial to foreign-owned firms currently operating in Canada.

Risk mitigation for regulatory matters: TELUS generally advocates a regulatory environment in telecommunications that relies on market forces to the greatest extent possible, rather than regulatory intervention. In the case of the distribution of broadcasting content, TELUS supports a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers.

In respect of foreign ownership restrictions, TELUS does not oppose the removal of foreign ownership restrictions in telecommunications, or on the distribution of content, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

10.4 Human resources

The success of TELUS depends on the abilities, experience and engagement of its team members. Competition for highly skilled and entrepreneurial management and front-line employees is intense in the telecommunications industry. The loss of key employees — or deterioration in overall employee morale and engagement resulting from organizational changes, unresolved collective agreements or ongoing cost reduction — could have an adverse impact on TELUS’ growth, business and profitability.

With competition expanding in the telecommunications industry, employee retention risk is expected to remain elevated in 2012. TELUS aims to attract and retain key employees through both monetary and non-monetary approaches, striving to both protect and improve engagement levels.

Risk mitigation: The compensation program at TELUS is designed to support its high-performance culture and is both market-driven and performance-based. This includes:

·                  An employee performance bonus that is tied directly to corporate profitability as well as individual and corporate operational results

·                  Share options for eligible employees

·                  Restricted stock units (RSUs) and performance stock units (PSUs) for eligible employees

·                  TELUS Employee Share Purchase plan available to all domestic full-time and part-time employees.

Medium-term and long-term performance incentives (RSUs, PSUs and share options) for key personnel generally have three-year vesting periods. The increased value of TELUS shares in 2010 and 2011 has increased the effectiveness of these retention incentives. Where required, TELUS also continues to implement targeted retention solutions for employees with talents that are scarce in the marketplace.

As well, a benefits program is offered that allows the tailoring of personal health, wellness, lifestyle and retirement choices to suit individual and family needs.

By striving to ensure TELUS’ compensation and benefits remain competitive, the Company seeks to attract and retain key employees. With respect to ongoing program cost management, the Company hopes to manage engagement levels through direct and upfront communication to all employees. A positive indicator in 2011 was a 1,300 basis point increase in the measure of TELUS’ employee engagement. Management believes the following were influencing factors:

·                  Increased communications with front-line team members

·                  A focus on the customer and additional support for those team members performing in that capacity

·                  Success in the marketplace due to innovative high-quality products and services available to customers on TELUS’ enhanced wireless and wireline networks.

TELUS will continue to focus on other non-monetary factors that have a clear alignment with engagement including:

·                  Performance management

·                  Career opportunities

·                  Training and development

·                  Recognition

·                  Work styles (e.g. facilitating working remotely from home and alternative work locations).

Collective bargaining

In June 2011, the membership of the Telecommunications Workers Union ratified a new collective agreement, which came into effect on June 9 and will expire at the end of 2015. The agreement includes wage increases of 1.5% on July 1, 2011, 2.0% on July 1, 2012, 2013 and 2014, and 2.5% on July 1, 2015. Also included is a cost of living adjustment provision of up to 1% on January 1, 2015, activated only if the Canada-wide consumer price index exceeds 3%. This agreement covers approximately 11,250 active members at December 31, 2011.

The collective agreement between TELUS and the Syndicat des agents de maîtrise de TELUS (SAMT), which covers approximately 510 professional and supervisory employees in the TELUS Quebec operating region, expired on December 31, 2011. Negotiations to renew this contract began in October 2011. In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned and may result in unanticipated increased costs and/or reduced productivity. In addition, there can be no assurance that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement and ratification.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions has been addressed through extensive contingency planning and emergency operations plans. Though the Company has built and validated emergency operations plans, there can be no assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is risk that increased costs or disruptions may still occur.

10.5 Process risks

Systems and processes

TELUS has numerous complex systems and process change initiatives underway. There can be no assurance that the full complement of the Company’s various systems and process change initiatives, including those required to support changes in provincial sales tax regimes, will be successfully implemented or that sufficiently skilled resources will be available to complete all key initiatives planned for 2012 and beyond. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized.

Risk mitigation: In general, TELUS strives to ensure that system development priorities are selected in an optimal manner. TELUS’ project management approach includes extensive risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition, TELUS often moves its business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major systems conversions.

Large enterprise deals

TELUS’ operating efficiency and earnings may be negatively impacted by challenges with (or ineffective) implementation of large enterprise deals, which may be characterized by service credits that lower revenues, significant upfront expenses and capital expenditures, and a need to anticipate, understand and respond to complex and multi-faceted enterprise customer-specific requirements and stakeholders. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or desired margins. The Company may also be constrained by available staff, system resources and co-operation of existing service providers, which may limit the number of large contracts that can be implemented concurrently in a given period and/or increase the cost to TELUS related to such implementations.

Risk mitigation: TELUS has gained experience in implementing numerous large enterprise deals over a number of years and expects to continue to focus on implementing recent large enterprise contract wins. In addition, the Company expects to continue being selective as to which new large contracts it will bid on and to continue its focus on the SMB market.

TELUS continues to realize the benefits of implementing internal reorganizations, including the consolidation of functions such as Technology Strategy and Technology Operations, as well as the consolidation of certain other functions. The expected benefits include streamlined operations, more effective deployment of technologies and supporting systems, cost efficiencies, improved customer service, and better capability to implement large enterprise deals. TELUS follows industry standard practices for rigorous project management, including executive (senior) level governance and project oversight; appropriate project resources, tools and supporting processes; and proactive project-specific risk assessments and risk mitigation planning. TELUS also conducts independent project reviews and internal audits to help monitor progress and identify areas that may require additional focus, and to identify systemic issues and learnings in project implementations which may be shared among projects.

Reorganizations

Arising from its operating efficiency program, the Company carries out a number of operational consolidation, rationalization and integration initiatives each year that are aimed at improving the Company’s operating productivity and competitiveness. There can be no assurance that all planned efficiency initiatives will be completed, or that such initiatives will provide the expected benefits or will not have a negative impact on operating performance, employee engagement, financial results and customer service.

Risk mitigation: TELUS focuses on and manages organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and best practices gained from mergers, business integrations and efficiency-related reorganizations in recent years.

Foreign operations

Maintaining TELUS’ international operations presents unique risks, including country-specific risks (such as differences in political, legal and regulatory regimes and cultural values), lack of diversity in geographical locations, concentration of customers, different taxation regimes, infrastructure and security challenges, differences in exposure to and frequency of natural disasters, and the requirement for system processes that work across multiple time zones, cultures and countries. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining different management and cultures, which could have a negative impact on operating and financial results.

Risk mitigation: TELUS’ strategy is to improve the diversity and geographic distribution of its operations, customers and conduct of business process outsourcing activities. TELUS has in recent years expanded beyond its Philippines operations to include locations in India, Central America, the Caribbean region and the U.S. state of Nevada. The continued expansion of international operations provides TELUS with more geographic diversity, spreads political risk among foreign jurisdictions, provides the Company an ability to serve customers in multiple languages and in multiple time zones, and through network redundancy and contingency planning, provides the ability to divert operations in emergency situations. The Company continues to work with its international operations to extend operational best practices, to integrate and align international and domestic Canadian operations, as appropriate, and to ensure that internal controls are implemented, tested, monitored and maintained. TELUS also maintains a currency hedging program to manage certain foreign currency exposures.

Integration of acquisitions

Post-merger and post-acquisition activities include the review and alignment of accounting policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, negatively impacting service levels, competitive position and expected financial results.

Risk mitigation: TELUS has a team that performs a post-merger integration (PMI) function. The PMI team applies an integration model, based on learnings from numerous previous post-acquisition integrations, which enhances and accelerates the standardization of TELUS’ business processes and strives to preserve the unique qualities of acquired operations. PMI begins with strategic, pre-closing analysis and planning, and continues after closing with the execution of a plan. Initial plans are re-evaluated and assessed regularly, based on timely feedback received from the integration teams.

Data protection

Some of the Company’s efficiency initiatives rely on offshoring of internal functions to TELUS International’s operations and leveraging partners domestically and abroad. To be effective, offshore and partner relationships require TELUS to provide access to the Company’s data. Remote access to TELUS data could lead to data being lost, compromised or accessed by third parties potentially for inappropriate use, negatively impacting the Company’s competitive position, financial results and brand.

Risk mitigation: A core component of TELUS’ strategy is for data to reside in TELUS facilities in Canada, with the deployment of infrastructure to support partner connectivity to view these TELUS systems. TELUS International and partners are provided with remote views of the data without it being stored on local systems.

Another core component of the TELUS strategy is payment card industry (PCI) compliance, a rigorous set of standards leveraging the latest security technology, such as encryption, to ensure the protection of customer credit card information. These capabilities are being introduced and implemented by TELUS and TELUS International in accordance with the ongoing PCI certification program.

10.6 Financing and debt requirements

TELUS’ business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in the capital markets, sovereign credit concerns in Europe, increased bank capitalization regulations, reduced lending in general, or fewer Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital for investment grade corporate issuers such as TELUS. External capital market conditions could potentially affect the Company’s ability to make strategic investments and fund ongoing capital investment requirements.

Risk mitigation: TELUS may finance future capital requirements with internally generated funds, borrowings under the unutilized portion of its bank credit facility, use of securitized trade receivables, use of commercial paper, and/or the issuance of debt or equity securities. TELUS has a shelf prospectus available until November 2013, under which, as at December 31, 2011, it can offer up to $2.5 billion of debt and equity. TELUS believes its adherence to its stated financial policies and the resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to contribute to provide reasonable access to capital markets.

In 2011, the Company renewed a $2 billion credit facility, which now expires on November 3, 2016. At December 31, 2011, $1.2 billion was available. This facility allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. As described in Section 7.6 Sale of trade receivables, TELUS Communications Inc. (TCI) also has an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. At December 31, 2011, TCI had received aggregate cash proceeds of $400 million, with $100 million available. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd., failing which, the Company may be required to wind down the program prior to the August 1, 2014, termination date of the agreement.

Ability to refinance maturing debt

At December 31, 2011, the only significant maturity of long-term debt in 2012 is the $300 million of 4.50% Notes due March 15, 2012. TELUS also operates a commercial paper program (maximum of $1.2 billion) that permits access to low-cost funding. At December 31, 2011, TELUS had $766 million of commercial paper issued, which must be refinanced on an ongoing basis to enable the cost savings relative to borrowing on the 2016 credit facility to be realized. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: Through successful financing activities in 2011 (see Section 7.3), TELUS refinanced $1.1 billion of debt maturing on June 1, 2011, including associated cross currency interest rate swap agreements. TELUS issued $600 million of 3.65% Notes maturing May 25, 2016, and $500 million of commercial paper to repay the debt. This refinancing significantly reduced the cost of the debt compared to the effective rate of 8.5% on the Notes that matured. The Company’s commercial paper program is fully backstopped by the 2016 credit facility. TELUS may issue additional long-term debt to refinance $300 million maturing in March 2012, although the Company has sufficient unutilized credit facilities to refinance the debt without accessing the long-term debt markets. At December 31, 2011, TELUS’ long-term debt was $6.6 billion, with various amounts maturing from 2012 to 2025 (see Section 4.3 for a debt principal maturity profile).

A reduction in TELUS credit ratings could impact the Company’s cost of capital and access to capital

The Company’s cost of capital could increase and access to capital might be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that TELUS can maintain or improve current credit ratings.

Risk mitigation: TELUS seeks to maintain debt credit ratings in the range of BBB+ to A-, or equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target, with a stable outlook or trend, and have confirmed TELUS’ ratings. TELUS has financial policies in place that were established to help maintain or improve existing credit ratings. (See Section 7.4 Liquidity and capital resource measures.)

Lower than expected free cash flow could constrain ability to invest in operations or reduce debt

TELUS expects to generate free cash flow in the range of $1.2 to $1.4 billion in 2012 after investing approximately $1.85 billion of capital expenditures. (See the free cash flow definition in Section 11.2.) Free cash flow would be reduced by amounts required for the upcoming 700 MHz spectrum auction currently expected in late 2012 or early 2013. Among other things, free cash flow would be available to pay dividends to the Company’s shareholders. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth. As described in Section 1.5, funding of defined benefit pension plans and any increases in corporate income tax rates in the future will reduce the after-tax cash flow otherwise available to return capital to the Company’s shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to pay dividends according to the target payout guideline.

Risk mitigation: The TELUS Board reviews the dividend each quarter, based on a number of factors including a target dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis. These reviews resulted in TELUS announcing three quarterly dividend increases in 2011 and early 2012, which are three of six targeted semi-annual dividend increases through 2013 announced by the Company in May 2011. The increases are to be normally declared in May and November, in the range of circa 10% annually and are not necessarily indicative of dividend increases beyond 2013. Based on announced dividend increases as of February 21, 2012, and 325 million shares outstanding, dividend payments would total approximately $774 million in 2012.

Financial instruments

The Company’s financial instruments, and the nature of credit risks, liquidity risks and market risks that they may be subject to, are described in Financial instruments in Section 7.8.

10.7 Tax matters

Income and commodity tax amounts, including tax expense, may be materially different than expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation that pertain to TELUS’ activities are subject to continual change. Moreover, the implementation of new legislation in itself has its own complexities, including those of execution where multiple systems are involved, and interpretations in applying new rules to specific transactions, products and services. The Company collects and pays significant amounts of commodity taxes, such as sales and use taxes, harmonized sales taxes, goods and services taxes (GST) and value-added taxes, to various taxation authorities. The recent actions of certain Canadian provinces have resulted in significant changes in this area. For example, in 2010, the provinces of British Columbia and Ontario both required a change from their provincial sales tax regimes to a sales tax harmonized with the federal GST. In implementing those required changes, 70 applications or systems were impacted at a total cost of more than $9 million. As a result of a referendum in 2011, British Columbia is now required to revert back to a form of provincial sales tax impacting most of the same systems at an estimated implementation cost of $5 to $6 million.

The Company also accrues and pays income taxes in the hundreds of millions of dollars and has significant deferred income tax liabilities and income tax expense. Income tax amounts are based on TELUS management’s estimates, using accounting principles that recognize the benefit of income tax positions that are more likely than not of being sustained upon examination on an issue-by-issue basis. The benefit is measured at the amount expected to be realized upon ultimate settlement with taxing authorities. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of net income or cash flows. As noted in Section 1.5 Financial and operating targets for 2012, TELUS currently expects to make cash income tax payments, net of recoveries, of approximately $150 to $200 million in 2012. The blended statutory income tax rate is expected to range between 25% and 26% in 2012. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization or realization of deferred income tax accounts is uncertain, as it is dependent on future earnings of TELUS and other events. The amounts of deferred income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by governments. The amounts of cash tax payments and deferred income tax liabilities are also based upon the Company’s anticipated mix of revenues among the jurisdictions in which it operates, which is also subject to change.

The audit and review activities of the Canada Revenue Agency and other jurisdictions’ tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, future income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected. Management’s experience indicates the taxation authorities are more aggressively pursuing perceived tax issues and have increased the resources they put to these efforts. Economic uncertainty has only served to exacerbate such aggressive practices.

In order to provide comprehensive solutions to Canadian-based customers operating in foreign jurisdictions, the Company has entered into further arrangements for the supply of services in such foreign jurisdictions. These activities, as well as the offshoring of certain business processes, have resulted in greater presence in the United States, United Kingdom, Philippines, Guatemala, El Salvador, Barbados and India, increasing the Company’s exposure to multiple forms of taxation.

Generally, each foreign jurisdiction has its own taxation peculiarities in the forms of taxation imposed (such as value-added tax, gross receipts tax or income tax) and its own legislation and tax treaties with Canada, as well as currency and language differences. Notwithstanding the usual differences, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Accordingly, TELUS’ foreign expansion activities have increased the Company’s exposure to tax risks, from both financial and reputation perspectives.

Risk mitigation: The Company follows a Comprehensive Tax Conduct and Risk Management Policy that has been adopted by the Company’s Board of Directors. This policy outlines the principles underlying and guiding the roles of team members, their responsibilities, personal conduct, the method of conducting business in relation to tax law and the approaches to working relationships with external taxing authorities and external advisors. This policy recognizes the requirement to comply with tax laws in the context of the rights of TELUS as a taxpayer in the various jurisdictions in which it operates. The required components for control and mitigation of tax risk are outlined as well as the delegation of authority to management on tax matters with Board and Audit Committee communication guidelines.

In keeping with this policy, the Company maintains an internal Taxation department composed of professionals who are trained and educated in taxation administration and who maintain an up-to-date knowledge base of new developments in the underlying Canadian law, its interpretations and jurisprudence. TELUS also has an experienced international team with knowledge of U.S. and other foreign tax laws, supplemented by U.S. and foreign external advisors, to provide tax advice and to assess foreign tax issues and risks. These teams review systems and process changes to ensure compliance with domestic and applicable international taxation laws and regulations. They are also responsible for the specialized accounting required for income taxes, and accordingly, they are charged with maintaining state-of-the-art knowledge of tax accounting developments and the implementation of such relevant measures, as required.

Material transactions of the Company are under continual review by the Company’s Taxation department whereby transactions of an unusual or non-recurring nature, in particular, are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by tax counsel as a check to initial exposure assessments. As a matter of regular practice, large and international transactions are reviewed by external tax advisors, while other third-party advisors may also be engaged to express their view as to the potential for tax exigibility. In 2011, the Company launched phase two of its enterprise-wide program to review its existing international structure, systems and processes and to develop a future mode of operation that will mitigate its regulatory, legal and tax risks as it continues international expansion. The Company engages external counsel and advisors as appropriate to provide advice and to prepare or review returns to enable the Company to comply in material respects with tax laws in the jurisdictions outside of Canada in which it has operations of any significance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by TELUS’ internal Taxation team.

10.8 Health, safety and environment

Team member health, wellness and safety

Lost work time resulting from the physical injury or psychological illness of TELUS team members can negatively impact organizational productivity and employee benefit costs.

Risk mitigation: To minimize absences in the workplace, TELUS supports a holistic and proactive approach to team member health by providing comprehensive wellness, disability, ergonomic and employee assistance programs. To promote safe work practices, the Company has long-standing training and orientation programs for team members, contractors and suppliers who access TELUS facilities. In addition to a robust active living strategy and proactive health screenings, the wellness strategy includes comprehensive support and training for managers. This includes workplace team support programs and access to short-term and long-term counselling for individual team members. However, there can be no assurance that these safety and health programs and practices will be effective in all situations.

Radiofrequency (RF) emission concerns

Cell phones emit low levels of non-ionizing RF electromagnetic fields. A small number of epidemiological studies have showed that exposure to RF fields might be linked to certain cancers, while other studies have not supported this association. Furthermore, animal cancer and laboratory studies have found no evidence that RF fields are carcinogenic to laboratory rodents and cause DNA damage.

In May 2011, the International Agency for Research on Cancer (IARC) noted that a positive association has been observed between long-term, heavy use of mobile phones and certain brain cancers for which a causal interpretation is considered to be credible, but that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC classified RF electromagnetic fields from wireless phones as possibly carcinogenic to humans — a classification that includes 267 items such as chloroform, coffee and nickel. The IARC also called for additional research into long-term, heavy use of mobile phones.

In October 2011, Health Canada updated its Safety of Cell Phones and Cell Phone Towers advisory, noting that the link between RF emission exposure and cancer risk is far from conclusive and more research is needed. The IARC and Health Canada have advised cell phone users that they can take practical measures to reduce their RF emission exposure, such as limiting the length of cell phone calls, using hands-free devices, and replacing cell phone calls with text messages. In addition, Health Canada encourages parents to take these measures to reduce their children’s RF emission exposure from cell phones since children are typically more sensitive to a variety of environmental agents.

There can be no assurance that future studies, government regulations or public concerns about the health effects of RF emissions will not have an adverse effect on the business and prospects of TELUS. For example, public concerns could reduce subscriber growth and usage, and increase costs as a result of modifying handsets, relocating wireless towers, and addressing incremental legal requirements and product liability lawsuits. TELUS continues to monitor developments in this area.

Risk mitigation: Industry Canada is responsible for establishing safe limits for signal levels of radio devices. TELUS believes that the handsets it sells, as well as its cell towers and other associated devices, comply with all applicable Canadian and U.S. government safety standards.

Concerns related to contaminated property and associated risk to human health or wildlife

To conduct business operations, TELUS owns or leases a large number of properties. The presence of fuel systems for back-up power generation enables the provision of reliable service, but also poses an environmental risk for the Company. Spills or releases of fuel from these systems have occurred occasionally in recent years, but a significant portion of this risk is associated with the cost of clean-up of sites contaminated by historic TELUS practices or by previous owners. There were no significant changes to TELUS’ environmental risks during 2011. Although TELUS takes proactive measures to identify and mitigate environmental exposures and employs an environmental management system (EMS) based on ISO14001:2004, there can be no assurance that specific environmental incidents will not impact TELUS operations in the future.

Risk mitigation: While TELUS’ environmental risks are considered immaterial to the Company’s financial results, they are important from a corporate social responsibility (CSR) perspective, which TELUS takes seriously. Poor environmental performance or ineffective risk mitigation could have negative legal, brand or community relations impacts. The Company’s EMS is designed to proactively identify and prioritize these risks. The specific risk posed by fuel systems is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. Further detailed assessment of environmental risks and mitigation activities can be found in the TELUS CSR report at telus.com/csr.

Concerns related to climate change

The general view of the worldwide scientific community is that anthropogenic sources of greenhouse gases, such as carbon dioxide equivalency (CO2e), are possibly accelerating the rate of global climate change. Such changes are a potential risk to TELUS’ business operations. TELUS’ North American CO2e emissions have remained fairly consistent with little variance since it began measuring its CO2e output. The Company estimates that its emissions in 2011 will be similar to 2010 at approximately 350,000 tonnes. Final emission totals for 2011 will be published in the 2011 CSR report.

Risk mitigation: In 2010, TELUS announced its climate change strategy, which includes a mitigation component focusing on energy and CO2e reduction, an adaptation component focusing on the mitigation of the effects of a changing climate on TELUS operations, and an innovation component, which helps customers and communities realize their climate change goals through TELUS’ technological and service solutions. TELUS’ strategic targets are a 25% reduction in CO2e emissions over 2009 levels by 2020 and a 10% reduction in energy use over the same period. TELUS is working to achieve this through network efficiency upgrades, real estate transformation and LEED principles certification for construction of new buildings, in-house technology upgrades, server virtualization, increased use of video-conferencing and teleconferencing, fleet transformation and employee education. TELUS measures its yearly emissions against its targets and actively pursues efficiency strategies to help reach its goals.

Concerns related to electronic waste (e-waste)

TELUS has a responsibility to help ensure that equipment it uses or sells is dealt with appropriately at the end of its life cycle.  Improperly managed e-waste may be sent to landfills or developing countries which, due to a lack of disposal regulations, can contribute to environmental and health impacts.

Risk mitigation: TELUS has implemented an e-waste management program designed to provide approved recycling channels for both its external and internal electronic products. TELUS monitors current and emerging government regulation and continues to improve its processes.  One example is the Recycle My Cell initiative, where TELUS has partnered with the Canadian Wireless Telecommunications Association to introduce a national program that links all participating recycling programs, making it easier for consumers to know where and how to dispose of wireless devices. The phones collected through this program are sent to approved Canadian facilities where they are refurbished and re-used, or recycled by approved processors.

Disclosure of minerals and metals sourced from conflict zones

New legislation in the United States includes requirements to disclose the use of certain minerals and metals mined in the Democratic Republic of Congo and adjacent countries, including tantalum, tin, tungsten and gold, often referred to as conflict minerals. Such minerals may be used in the manufacturing of telecommunications equipment, including mobile devices. TELUS does not manufacture equipment, but purchases it from numerous suppliers and acknowledges its responsibilities in the supply chain. TELUS is also a signatory of the UN Global Compact and as such is committed to preventing human rights abuses that could result from its operations.

Risk mitigation: TELUS is currently waiting for the U.S. Securities and Exchange Commission (SEC) to address scope and other implementation concerns raised during the public comment period and to finalize the implementation regulations for Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which proposes reporting requirements for conflict minerals originating in the Democratic Republic of the Congo and adjacent countries. TELUS has been part of industry discussions on this matter and supports the overall intent of Section 1502 of Dodd-Frank to address human rights violations in these countries. TELUS expects to comply with the SEC’s regulations, once finalized, in a manner consistent with telecommunications industry peers.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given the size of TELUS, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such actions and as such, there can be no assurance that financial or operating results will not be negatively impacted.

Risk mitigation: The Company believes that it has put in place reasonable policies, processes and awareness designed to enable compliance with legal and contractual obligations and reduce exposure to legal claims. Please also refer to the other risk mitigation steps discussed in this subsection.

Class actions

TELUS and certain subsidiaries are defendants in a number of certified and uncertified class actions. The Company has observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons, and the number of class actions filed against the Company has continuously increased in recent years. The adoption by governments of increasingly stringent consumer protection legislation (such as Quebec’s Bill 60 in 2010) may also increase the number of class actions. A successful class action lawsuit, by its nature, could result in a sizable damage award that negatively affects a defendant’s financial or operating results.

Certified class actions

Certified class actions against the Company include a class action brought in 2004 in Saskatchewan against a number of past and present wireless service providers including TELUS. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified in September 2007 by the Saskatchewan Court of Queen’s Bench. TELUS’ appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was filed on January 13, 2012. Certification is a procedural step. If the Company is unsuccessful on appeal of the certification decision, the plaintiff would still be required to prove the merits of the claim.

A new class action making substantially the same allegations was brought in 2009 in Saskatchewan. The Company believes this was done in an attempt to take advantage of the expanded scope in class action legislation since 2004. The new class action was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March 2010, the plaintiffs applied for leave to appeal the stay decision and that application was adjourned pending the outcome of the 2004 class action.

In late 2011, a further class action relating to system access fees was filed in British Columbia; this action is not yet certified.

Risk mitigation: Certification of a class action does not determine the merits of the claim, and the plaintiffs are still required to prove the merits of their claims. The Company believes that it has good defences to these actions and is vigorously defending them. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Uncertified class actions

Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 911 charges to the public and have been deceitfully passing them off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of rounding up wireless airtime to the nearest minute and charging for the full minute. In 2011, the Company learned that a further class action relating to 911 charges was filed in Alberta in 2008, but has not yet been served on the Company. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims, but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Risk mitigation: The Company is vigorously defending against certification of these actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that if the Company were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims.

Civil liability in the secondary market

Like other Canadian public companies, TELUS is subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Legislation creating liability was first introduced in Ontario in 2005. Since then, other provinces and territories have adopted similar legislation.

The legislation creates a right of action for damages against TELUS, its directors and certain of its officers in the event that TELUS, or a person with actual, implied or apparent authority to act or speak on behalf of TELUS, releases a document or makes a public oral statement that contains a misrepresentation, or TELUS fails to make timely disclosure of a material change.

The legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or, in the case of an omission, until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.

Risk mitigation: When the legislation was first introduced, TELUS conducted a review of its disclosure practices and procedures and the extent to which they were documented. As part of that review, TELUS consulted external advisors. This review indicated that TELUS has well-documented and fulsome processes in place, including a corporate disclosure policy that restricts spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, outlines the communication approach to issues, and has a disclosure committee to review and determine disclosure of material information. TELUS monitors legal developments and annually re-evaluates its disclosure practices and procedures, including in 2011, and believes that they continue to be appropriate and prudent and that its risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that TELUS’ processes will be followed by all team members at all times.

Legal compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. Situations might occur where individuals do not adhere to TELUS policies or contractual obligations. For instance, there could be cases where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with legislation or contractual obligations. In the case of TELUS Health Solutions, personal information includes sensitive health information of individuals who are TELUS customers or healthcare providers’ end customers. In addition, there could be situations where compliance programs may not be fully adhered to or parties may have a different interpretation of the requirements of particular legislative provisions. These various situations may expose TELUS to litigation and the possibility of damages, sanctions and fines, and/or negatively affect TELUS’ financial or operating results and reputation.

In 2011, the Company continued to expand its activities into the United States and other countries. When operating in foreign jurisdictions TELUS is required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal and tax exposures the Company faces.

Risk mitigation: Although management cannot predict outcomes with certainty, management believes that it has reasonable policies, controls and processes, and awareness in place for proper compliance and that these programs are having a positive effect on reducing risks. TELUS has instituted for its employees, officers and directors an ethics policy and mandatory ethics training as well as a toll-free Ethics Line for anonymous reporting by anyone who has issues or complaints. Since 2003, TELUS has had a designated Compliance Officer, whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal compliance. For example, as a proactive measure on privacy compliance, TELUS places a control in the development stage of major projects by requiring a privacy impact assessment to be performed for such projects involving the use of customer or team member personal information.

The Company has established a rigorous review process to ensure that regulatory, legal and tax requirements are considered when pursuing opportunities outside Canada. The Company has also launched an enterprise-wide program to review its existing international structure, systems and processes and to develop a future mode of operation that mitigates regulatory, legal and tax risks as it expands outside of Canada. Finally, external counsel and advisors qualified in the relevant foreign jurisdictions are engaged by the Company to provide regulatory, legal and tax advice as appropriate.

The Compliance Officer reports jointly to the Audit Committee and the Senior Vice-President and Chief Legal Officer. This dual reporting provides direct line-of-sight reporting to the Audit Committee to address identified risks.

Defects in software and failures in data and transaction processing

TELUS Health and Finance Solutions provide to their customers certain applications and managed services that involve the processing and/or storing of data, including sensitive personal health data, and the transfer of large funds. Software defects or failures in data or transaction processing could lead to substantial damage claims (including medical claims). For instance, a defect in a TELUS Health and Finance Solutions application could lead to personal injury, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk mitigation: Management believes that it has put in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures) and contractual arrangements (such as disclaimers, indemnities and limitations of liability), as well as insurance coverage, to reduce exposure to legal claims. However, there can be no assurance that the Company’s processes will be followed by all team members at all times.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems used by TELUS and its affiliates to deliver their products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, TELUS and its affiliates receive from time to time communications, ranging from solicitations to demands and legal actions, from third parties claiming ownership rights over intellectual property used by TELUS and its affiliates and asking them to pay a settlement or licensing fees for the continued use of such intellectual property. There can be no assurance that TELUS and its affiliates will not be faced with significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. TELUS and its affiliates may incur significant costs in defending infringement claims, and may suffer significant damages and lose the right to use technologies that are essential to their operations should any infringement claim prove successful. As developers of technology, TELUS Health and Finance Solutions depend on their ability to protect the proprietary aspects of their technology. The failure to do so adequately could materially affect their business. However, policing unauthorized use of TELUS’ intellectual property may be difficult and costly.

Risk mitigation: TELUS and its affiliates incorporate many technologies into their products and services. However, except for TELUS Health and Finance Solutions, they are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is the practice of TELUS and its affiliates to seek and obtain contractual protections consistent with industry practices, to help mitigate the risks of intellectual property infringements. It is the practice of TELUS Health and Finance Solutions to vigorously protect their intellectual property rights through litigation and other means.

10.10 Human-caused and natural threats

Concerns about natural disasters and intentional threats to TELUS’ infrastructure and its Canadian and international business operations

TELUS is a key provider of critical telecommunications infrastructure in Canada and has certain supporting business functions located in more than 10 countries in North America, Asia, Central America and Europe. The Company’s networks, information technology, physical assets, team members, supply chain and business results may be materially impacted by exogenous threats, including:

·                  Natural disasters, seismic and severe weather-related events such as ice, snow and wind storms, flooding, lightning strikes, wildfires, typhoons/hurricanes, tornadoes and tsunamis

·                  Intentional threats such as sabotage, terrorism, labour disputes, and political and civil unrest

·                  Dependence on the provision of service to the Company by other infrastructure providers (e.g. power)

·                  Public health threats such as pandemics.

The Company recognizes that global climate change may exacerbate certain of these threats, including the frequency and severity of weather-related events.

Risk mitigation: TELUS has an extensive ongoing enterprise-wide business continuity program with resources dedicated to develop, exercise and maintain business continuity/disaster recovery policies, plans and processes that address a range of emergency and disaster scenarios to protect the Company’s critical business functions and key facilities. This approach focuses on ensuring employee protection and safety, supporting TELUS’ continued ability to serve customers and provide a positive customer experience, and protecting corporate assets by instituting resiliency planning in the Company’s day-to-day business operations. TELUS’ risk management is driven by proactive planning and ongoing environmental and situational monitoring. TELUS takes an all-hazards approach to business continuity planning, augmented by monitoring and planning for resource-impacting events such as pandemics and work stoppages, and by ongoing risk mitigation in regards to seismic structural upgrades, earthquake-readiness exercises, fire protection, flood prevention and power provisioning.

Optimizing disaster recovery planning for the Company’s IT assets is a current focus with the goal of reducing potential outages and outage durations, as well as improving alignment of IT support capability and business demand. Regarding internationally situated business support and outsourcing functions, TELUS has expanded these functions to additional countries in different geographic regions to mitigate the risk of locating these functions in one country, and continues to develop initiatives to mitigate risk and increase the resilience of these operations.

Although TELUS has business continuity planning processes in place, there can be no assurance that specific events or a combination of events will not materially impact TELUS operations and results.

Security — Electronic attack

Electronic attacks are intentional acts to gain unauthorized access to TELUS information or to prevent legitimate users from gaining access. Such attacks may use a range of techniques, from social engineering (non-technical intrusion relying heavily on human interaction and trickery to break normal security procedures) to the use of sophisticated software and hardware.

Risk mitigation: Using a layered security approach, TELUS has implemented a number of proactive, reactive and containment processes and systems to safeguard its IT infrastructure, information repositories and information distribution. Security policies and procedures are in place to govern the duties of those responsible for information confidentiality and integrity. Intrusion detection systems, access controls and incident response procedures are in place to provide continuous monitoring of TELUS’ IT infrastructure.

Security — Vandalism and theft

TELUS has a number of publicly situated physical assets that are subject to vandalism and/or theft, including public payphones, copper cable, corporate stores, and network and telephone switch centres. For example, the Company’s telecommunications network has been subjected to localized disruptions from theft of copper cable due to high copper prices.

Risk mitigation: The Company has implemented an array of physical and electronic barriers, controls and monitoring systems to protect its assets, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. As an additional level of risk management, TELUS has a corporate security group that continually investigates and evaluates the risks and, in co-operation with law enforcement and other external agencies, adjusts its level of protection to meet changing risks. For example, TELUS worked with local governments to enact legislation intended to regulate the scrap metal recycling industry to help reduce copper theft.

While TELUS has IT and network security planning processes, and thorough physical asset security planning processes, there can be no assurance that specific events will not materially impact TELUS operations and results.

10.11 Economic growth and fluctuations

Economic growth in Canada was estimated to be 2.4% in 2011, although significant global challenges emerged in the year. The Bank of Canada’s January 2012 Monetary Policy Report projected growth of 2.0% for 2012 and 2.8% for 2013 as continuing weakness in the global economy and uncertainty in the financial environment are expected to pose challenges to the Canadian economy through 2012. Based on a consensus of major Canadian chartered banks, Canada’s annual unemployment rate for 2012 is expected to be slightly lower than the 7.5% reported in December 2011.

With continued strength in the Canadian natural resource sector, economic growth in B.C. and Alberta is expected to remain stronger than in Central Canada. However, concerns remain around weak domestic demand, global economic weakness, high unemployment rates, and the timing and impact of reduced government spending in Canada.

Slow or uneven economic growth may adversely impact TELUS

Economic uncertainty may cause consumers and business customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. A significant economic downturn or recession could adversely impact TELUS’ revenue, profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

Risk mitigation: Although the Company cannot completely mitigate economic risks, TELUS introduced the Customers First initiatives as the number one corporate priority to enhance customer experiences. TELUS also continues to pursue cost reduction and efficiency initiatives. Even though Canadian economic growth in 2012 is expected to be lower than in 2011, TELUS expects its revenue growth to be 3 to 6% in 2012 (see Section 1.5). The Company also expects its 2012 capital expenditures to be at a level similar to 2011 (excluding any potential spectrum purchases). If necessary, the Company may also consider additional cost and efficiency initiatives in future years.

Pension funding

Economic and capital market fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences. After-tax actuarial gains and losses on defined benefit pension plans will cause fluctuations in Other comprehensive income, which will never be subsequently reclassified to income.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. Pension expense and funding for 2012 have been largely determined by the rates of return on the plans’ assets for 2011 and interest rates at year-end 2011. The estimated pension recovery is approximately $12 million for 2012 (a pension recovery of $34 million in 2011). The Company’s best estimate of cash contributions to its defined benefit pension plans in 2012 is $172 million including a $100 million discretionary special contribution in January 2012 ($298 million in 2011 including a $200 million discretionary special contribution in January 2011).

11.       Definitions and reconciliations

11.1 EBITDA (earnings before interest, taxes, depreciation and amortization)

EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is a measure commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

As in 2011, an adjusted EBITDA may also be calculated periodically to exclude items of an unusual nature that do not reflect normal or ongoing telecommunications operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

EBITDA reconciliation

Years ended December 31 ($ millions)	2011	2010
Net income	1,215	1,052
Financing costs	377	522
Income taxes	376	335
Depreciation	1,331	1,339
Amortization of intangible assets	479	402
Impairment losses (reversals) for capital assets	—	—
EBITDA (standardized EBITDA in CICA guideline)	3,778	3,650
Deduct Transactel gain	(17)	—
Adjusted EBITDA	3,761	3,650

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

Years ended December 31 ($ millions)	2011	2010
EBITDA	3,778	3,650
Capital expenditures	(1,847)	(1,721)
EBITDA less capital expenditures	1,931	1,929
Deduct Transactel gain	(17)	—
Adjusted EBITDA less capital expenditures	1,914	1,929

11.2 Free cash flow

Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and should not be considered an alternative to the Consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Investors are cautioned that free cash flow as reported by TELUS may not be comparable to free cash flow reported by other companies, and differs from standardized free cash flow defined by the CICA’s Canadian Performance Reporting Board. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation

Years ended December 31 ($ millions)	2011	2010
EBITDA (see Section 11.1)	3,778	3,650
Deduct Transactel gain	(17)	—
Restructuring costs net of cash payments	(48)	(24)
Items from the Consolidated statements of cash flows
Share-based compensation	(12)	(30)
Net employee defined benefit plans expense (recovery)	(32)	(9)
Employer contributions to employee defined benefit plans	(298)	(140)
Interest paid	(378)	(479)
Interest received	1	3
Income taxes refunded (paid), net	(150)	(311)
Capital expenditures	(1,847)	(1,721)
Free cash flow (management’s definition)	997	939

The Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of an entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

Years ended December 31 ($ millions)	2011	2010
Cash provided by operating activities	2,550	2,670
Deduct stipulated dividends	n/a	n/a
Deduct capital expenditures	(1,847)	(1,721)
Proceeds from disposition of capital assets	4	1
Standardized free cash flow (CICA guideline)	707	950
Deduct proceeds from disposition of capital assets	(4)	(1)
Adjustments to reconcile to cash provided by operating activities	294	(10)
Free cash flow (management’s definition)	997	939

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, calculated on a 12-month trailing basis.

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2011	2010
Net income attributable to Common Shares and Non-Voting Shares	1,219	1,048
Income taxes	376	335
Gross interest expense (Note 8 of the Audited consolidated financial statements)	389	527
Numerator	1,984	1,910
Denominator — Gross interest expense	389	527
Ratio (times)	5.1	3.6

The following measures do not have any standardized meaning prescribed by IFRS-IASB and may not be comparable to similar measures presented by other issuers.

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, losses on redemption of long-term debt, ongoing impacts of a net-cash settlement feature introduced in 2007, and items adjusted for in EBITDA.

Calculation of Dividend payout ratios

Years ended December 31 ($)	2011	2010
Dividend payout ratio
Numerator — Annualized fourth quarter dividend declared per Common Share and Non-Voting Share	2.32	2.10
Denominator - Income per Common Share and Non-Voting Share	3.76	3.27
Ratio (%)	62	64
Dividend payout ratio of adjusted net earnings
Numerator (from above)	2.32	2.10
Adjusted net earnings ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,219	1,048
Deduct favourable income tax-related adjustments	(21)	(30)
Add back loss on redemption of debt	—	37
Deduct after-tax Transactel gain	(12)	—
Net-cash settlement feature	(14)	(7)
	1,172	1,048
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.61	3.27
Adjusted ratio (%)	64	64

EBITDA — excluding restructuring costs is defined as EBITDA (see Section 11.1), adding back restructuring costs of $35 million for the year ended December 31, 2011, and $80 million for the year ended December 31, 2010. This measure is used in the calculation of Net debt to EBITDA - excluding restructuring costs and EBITDA - excluding restructuring costs interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt — The nearest IFRS measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is a component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below). Management believes that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and because it incorporates any exchange rate impact of cross currency swap agreements put into place to fix the value of U.S. dollar debt.

Calculation of Net debt

At December 31 ($ millions)	2011	2010
Long-term debt including current portion	6,574	6,056
Debt issuance costs netted against long-term debt	27	28
Derivative liability (1)	—	404
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	—	(2)
Cash and temporary investments	(46)	(17)
Short-term borrowings	404	400
Net debt	6,959	6,869

(1)             The derivative liability at December 31, 2010, was in respect of the U.S.$741 million debenture that matured on June 1, 2011, and related to cross currency interest rate swap agreements that effectively converted principal repayments and interest obligations to Canadian dollar obligations.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. This measure is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of debt are included in net interest cost. Net interest costs for the years ended December 31, 2011 and 2010, are equal to reported Financing costs.

Total capitalization — book value is calculated as Net debt, defined above, plus Owners’ equity excluding accumulated other comprehensive income or loss. The calculation for December 31, 2010, has been adjusted for a retrospective reclassification of post-changeover employee defined benefit plans actuarial gains (losses) from Accumulated other comprehensive income to Retained earnings.

Calculation of total capitalization

At December 31 ($ millions)	2011	2010
Net debt	6,959	6,869
Owners’ equity	7,513	7,781
Add back (deduct) Accumulated other comprehensive loss (income)	(11)	(1)
Total capitalization — book value	14,461	14,649